Pitney Bowes



Every connection is a new opportunity™

Annual Report 2009

On the cover:

Pitney Bowes is helping businesses connect with their customers and prospects in more ways than ever — the mail, online, mobile devices, even retail locations. We help companies understand who their customers are, where they're located, what they're likely to buy, and how to appeal to their preferences. We even help retailers decide where to place their stores to draw the most traffic. Then we speed the creation of powerful marketing pieces to bring people through the door.



Every business is built on connections. It's what you do with them that counts.

Find markets. Build brands. Drive revenue. Streamline operations. The opportunities are endless, if the connections are right and your organization is ready.

Pitney Bowes is a world leader in helping companies connect with customers. We are opening markets, speeding transactions and revolutionizing business communications. By doing so, we're creating new opportunities for our customers and ourselves.

From mail solutions to multichannel platforms, we're a global force for business growth.

“Pitney Bowes is broadening its value proposition, from simply making customers more productive to also helping them drive revenue growth.”

Murray D. Martin
Chairman, President and
Chief Executive Officer



Fellow Shareholders:

Our company was solidly profitable in 2009, underscoring the strength of our business model and our ability to manage through worldwide economic uncertainty and pressures within our own industry. While revenues were down, we performed well by other measures. We exceeded our guidance for free cash flow. We were also able to retire $242 million in debt and reduce selling, general and administrative expenses by more than $170 million even while continuing to invest in the business. In a remarkable record of consistency, we were also able to increase an already attractive dividend for the 28th consecutive year. These were all significant achievements.

Equally important, we staked out territory in attractive new markets and launched innovative products and services. We are demonstrating to the marketplace that Pitney Bowes is broadening its value proposition, from simply making customers more productive to also helping them drive revenue growth.

We are moving to establish ourselves as the one company that integrates every customer touch point: mail, the Web, mobile devices, even retail locations. By doing so, we are creating new opportunities for ourselves and our customers. That is the message of our cover: *Every connection is a new opportunity.*

Advancing in higher-growth markets

Mail is a vital business tool for our customers, so profitable growth within our mailing businesses is fundamental to our strategy. At the same time, we are aggressively exploring faster-growing markets not solely dependent on physical mail, areas where our expertise and credibility give us special advantages. Three of the most promising are customer communication management, secure transactions, and records and information management.

Customer communication management (CCM) combines two critical functions: understanding what drives customer buying decisions, then applying that insight to communicating and transacting business using whatever channel the customer prefers — mail, the Web, a mobile device or a retail location. By combining our traditional expertise in mail, data quality, and secure transactions with newer capabilities like location intelligence and predictive analytics, our CCM portfolio offers unique value to the marketplace.

We are also leveraging our expertise in data encryption and funds management to expand our presence in secure transactions to new settings and new services. Some of the biggest names in online retailing use our e-commerce solutions to reach international customers, and this year we added 50 countries to our network. A growing number of corporate, university and retail customers have been purchasing our self-service mail-and-shipping kiosks, recognizing them as a convenience for their employees and students and a traffic-builder for their stores.

"Some of the biggest names in online retailing use our e-commerce solutions to reach international customers."

Records and information management (RIM), our third area of focus, draws on our document-processing expertise as well as the deep industry knowledge we have gained from years of providing vertical market solutions and consulting services. RIM has long been a key component of risk management in highly regulated environments. Today its importance spans virtually every industry. Customers who already rely on us to manage and process millions of documents are now also turning to us for comprehensive RIM solutions that improve access, protect assets and facilitate regulatory compliance. We were recently named one of the world's top 100 outsourcing service providers by the International Association of Outsourcing Professionals, marking our fourth straight year on the list.

Strategic transformation

To capitalize on our opportunities, we need both financial capacity and an organizational structure that can anticipate market conditions. Those needs, together with the economic downturn, drove our decision to undertake a top-to-bottom review of how we run our business and how we can improve it. Currently, we are targeting annualized benefits, net of systems and related investments, in the range of at least $150 million to $200 million on a pretax basis. We are focusing on solutions that will deliver long-term value to our customers and shareholders. Our recently enhanced online customer self-service portal is a perfect example. This state-of-the-art e-commerce platform enables customers in 13 countries to manage their relationship with Pitney Bowes when and how they prefer, 24/7. The result is a superior customer experience at less cost to the company.

Innovative new offerings

I am particularly excited about our entry into the high-volume digital color print market with the launch of the IntelliJet™ printing system. The system offers revolutionary capabilities for our customers and extraordinary revenue potential for us. Developed in alliance with HP, the IntelliJet system transforms routine statements into powerful, personalized marketing pieces. Because it is powered by the same Production Intelligence® software that drives our mail finishing systems, print and mail can now be integrated into one seamless, end-to-end operation. Emdeon Inc., a leader in health-care revenue and payment systems, became our first IntelliJet customer in February.

"The IntelliJet printing system transforms routine statements into powerful marketing pieces."

We are bringing the benefits of cloud computing to small businesses with another new product, our AddressRightNow™ online list management service. AddressRightNow is a new "software-as-a-service" (SaaS) offering that helps ensure that mailings reach the right people by incorporating address changes in real time. SaaS is the wave of the future and a growing component of our own portfolio. Meanwhile, we are already recognized as a software leader. In 2009, *Software Magazine* ranked Pitney Bowes No. 107 on its annual Software 500 listing of the world's largest software and service providers. In addition, *Customer Interaction Solutions* magazine named our Spectrum™ technology platform, an integrated data quality resource, as a 2009 Product of the Year.

Innovation continues to drive development in our core mailing business. Our new DM475™ digital mailing system won immediate acceptance in the marketplace with strong sales in the fourth quarter. This system brings large-system features to mid-volume mailers, including in-line weighing so the user never pays more postage than is needed for any piece of mail. The DM475 system also has technology to add on-envelope advertising so businesses can begin the conversation with their customers even before the mail piece gets opened.

New models of entrepreneurship

We are becoming more entrepreneurial in our pursuit of new business opportunities (NBOs). Through our NBO program, we make small, staged investments in new businesses, with specific metrics to ensure progress from one stage to the next. We have used this incubator approach to speed development in areas as diverse as e-commerce solutions, automated marketing solutions for small business, and secure destruction of confidential records.

"We are becoming more entrepreneurial in our pursuit of new business opportunities."

We enlist our entire employee population in the search for new ideas, complementing the technical expertise of our scientists and engineers with a broader perspective. We use a range of social-networking platforms to facilitate this process. One of the most effective is IdeaNet, our in-house social-networking forum where employees collaborate on ways to create new revenue, improve profitability and add new value for customers. So far, more than 500 ideas submitted through IdeaNet have been adopted, ranging from process improvements to new products and services now in development.

We have also brought our customers into the circle of innovation. We recently opened our first Customer Innovation Center, anchored by our new IntelliJet printing system. We invite customers to load their own applications and experiment with the system. We are confident they will spark ideas that further enrich the product.

We are also delivering customer value by teaming with companies that are leaders in their own right. Our work with HP, a brand recognized around the world for its print and information technology, is a prime example. So is our integration of document imaging technology from Kodak into a new imaging-and-workflow solution to help companies reduce paper volumes and improve productivity. We have also taken collaboration beyond product development. A new distribution agreement with Digital China will bring our mailing solutions and software systems to small and midsize businesses through more than 5,000 resellers and systems integrators in 600 Chinese cities, and we have signed similar agreements with distributors in Japan and India.

Staying true to our values

I am proud of the energy and collaborative spirit our people showed throughout the year as we pushed hard through one of the worst recessions of modern times. In an environment that tested the mettle of organizations everywhere, we proved our resilience while living up to the values that have earned us recognition as one of the World's Most Ethical Companies in three consecutive surveys by the Ethisphere Institute.

These qualities are also vital to our continuing transformation. With each new step, we are doing more than ever to help customers grow and prosper in this multichannel world. At the same time, we are staying true to the values that have brought us this far and enabled two million customers around the world to depend on us every day.



Murray D. Martin
Chairman, President and
Chief Executive Officer

By showing companies smarter ways to connect with customers, we're creating new avenues of growth for Pitney Bowes



Find your best prospects and bring them to your stores

To boost sales, Priszm LP, Canada's largest KFC franchisee, used our location intelligence to identify the most promising neighborhoods near each of its 430 restaurants, then used those insights to build a more targeted marketing campaign. Result: an extraordinary jump in its coupon redemption rate.

Pitney Bowes has solutions to manage every stage in the customer relationship. Companies worldwide use our location intelligence and predictive analytics to model consumer behavior, guide strategy and allocate resources. Our marketing solutions help turn demographic insights into effective campaigns. Our data quality tools help ensure that the campaigns reach the right people.





The savings are collectible, too

American Collectors Insurance, the nation's leading provider of insurance on classic cars and other collectibles, is saving thousands of dollars a year in postage with our innovative PresortXtra™ service. We consolidate the mail of small and midsize customers, allowing them to earn USPS® presort discounts formerly available only to much larger mailers.

From document composition and list management to printing, assembly, metering, sorting and tracking, Pitney Bowes can turn a full range of mailing activities into an efficient, integrated operation. We boost the value of mail itself with solutions like on-envelope marketing. We also help reduce costs by maximizing postage discounts and providing greater visibility into total expenditures.

Pick the best carrier for every shipment with a single click

Multimedia giant Cox Enterprises wanted a simple online solution for shipping critical documents and packages in the fastest, most cost-effective way. Using SendSuite™ enterprise software right at their desktops, employees at 150 Cox locations can now instantly compare the rates of different carriers and select the best deal.

For desktop users and corporate mail centers alike, our flexible shipping solutions simplify every step in the process, from comparing rates to creating labels, tracking packages, reporting delivery times and monitoring enterprise-wide costs. And with our knowledge of duties on imported goods and our relationships with national posts and private carriers, we can simplify shipping to countries around the world.







Turn your monthly statements into best sellers

Created in alliance with HP, our new IntelliJet™ printing system transforms routine bills and statements into personalized marketing pieces to bring in additional revenue from proven buyers. When integrated with our mailing systems through our Production Intelligence® software, the IntelliJet system brings a new level of performance to marketing and print-and-mail operations.

Banking, insurance and health care are just three of the industries where Pitney Bowes customers are capitalizing on consumer data to generate new revenue from their monthly statements. The IntelliJet system goes further by linking location intelligence, messaging and data quality technologies with integrated print-and-mail operations. As a result, relevant offers placed right on each statement can direct customers to specific stores or Web sites to close additional business.



Millions of documents, right where you need them

With an ambitious "zero paper" goal, GE Capital Factofrance turned to Pitney Bowes to digitize the 10 million invoices it processes each year, representing nearly €33 billion in receivables it finances for customers. We manage the entire process, from document scanning and data extraction to file generation and electronic archiving.

Businesses of all sizes rely on our document-processing expertise to compete more effectively amid complex regulations. Our imaging and workflow solutions put digital workflow within the reach of small businesses, combining security with Web-based document access. For large organizations, our records and information management solutions provide enterprise-wide access and help ensure regulatory compliance while reducing physical storage needs. Solutions range from professional services and facilities management to complete process outsourcing.



Financial Highlights from Our CFO

Michael Monahan
Executive Vice President
and Chief Financial Officer

The year 2009 provided unprecedented challenges to the global economy, altering normal business cadence and significantly disrupting business access to capital. Through this period Pitney Bowes remained a strong, profitable company that continued to generate strong free cash flow, maintain unencumbered access to capital, and provide an excellent dividend to its shareholders.

While remaining a financially strong company, we were impacted by the economic downturn and experienced declines in both our revenue and adjusted earnings from continuing operations during the year. Despite these challenges, we continued to advance our initiatives to reduce our fixed cost structure, invest in new products and services, and build new partnerships for the future. Even after our investments in the business, we were able to reduce our selling, general and administrative expenses by more than $170 million when compared with the prior year.

Our revenue for the year was $5.6 billion, a decline of 11 percent, of which more than 2 percent was related to unfavorable currency impacts. In 2009, our adjusted earnings per share was $2.28 per diluted share. Our earnings per diluted share from continuing operations on a GAAP basis was $2.08, which includes pretax charges of $49 million, or $0.15 per diluted share, related to the strategic transformation program we initiated in the third quarter of 2009. Our GAAP earnings also include $0.06 per diluted share for a non-cash tax charge associated with out-of-the-money stock options, and a $0.01 benefit related to certain leveraged lease transactions in Canada.

We again generated strong free cash flow. For the year our free cash flow was $889 million as a result of aggressive management of capital expenditures and lower levels of finance receivables. We paid $298 million in dividends to our shareholders and used a portion of our free cash flow to reduce debt by $242 million from year-end 2008. In addition, our liquidity position remains solid and we continue to maintain strong investment-grade credit ratings.

Despite the challenging economic environment, several areas of the company demonstrated strong performance. Mail Services achieved both positive revenue and profit growth as it continued to gain market share. The benefits of our cost management actions were also evident in the results of our software, management services and marketing services businesses, which all achieved higher profit as well as profit margins despite lower year-over-year revenue. The global mailing and production mail businesses were adversely impacted by lower customer capital spending and declines in mail volumes in key end markets.

In November, we provided an update on the series of initiatives we designed to transform and enhance the way we operate as a global company. These initiatives, which we expect to complete over the next two years, include:

- Implementation of enterprise-wide systems and common platforms to improve and streamline corporate-wide processes.
- Enhanced use of technology to enable the company's customers to more easily interact with Pitney Bowes when and how they choose.
- Expansion of the company's agile workforce strategy to be closer to our customers and rationalize our worldwide facilities requirements.
- Utilization of enhanced procurement processes.
- An increase in shared services across business units, including an increase in outsourcing relationships.

We are targeting annualized benefits, net of investments, from our strategic transformation initiatives in the range of at least $150 million to $200 million on a pretax basis, and a related reduction in the number of required positions in the company. We expect the full-run rate to be achieved by 2012. We expect that the total related pretax costs associated with this program will be in the range of $250 million to $350 million and that most of these charges will be cash-related.

As we look ahead to 2010, we expect improving year-over-year performance, primarily in the second half of the year as the benefits from our strategic transformation start to build. In addition, we have continued to invest in new products and solutions for our customers and expect our recently announced strategic partnerships to begin to contribute to growth.

These factors have given us the confidence to increase our dividend for the 28th consecutive year. We were pleased that our Board of Directors decided to increase our dividend to $0.365 per common share for the first quarter of 2010.

We believe we are focused on the right priorities to deliver value in a changing business environment. We are investing for growth while continuing to lower our cost structure. We are committed to providing our shareholders with an excellent return through an attractive dividend yield and renewed growth in earnings per share.



Michael Monahan
Executive Vice President
and Chief Financial Officer

Summary of Selected Financial Data

For the year (Dollars in thousands, except per share amounts)	2009	2008	2007
As reported			
Revenue	**$ 5,569,171**	$ 6,262,305	$ 6,129,795
Income from continuing operations	**$ 431,554**	$ 447,493	$ 361,247
Diluted earnings per share from continuing operations	**$ 2.08**	$ 2.13	$ 1.63
Net cash provided by operating activities	**$ 824,068**	$ 1,009,415	$ 1,079,707
Depreciation and amortization	**$ 338,895**	$ 379,117	$ 383,141
Capital expenditures	**$ 166,728**	$ 237,308	$ 264,656
Cash dividends per share of common stock	**$ 1.44**	$ 1.40	$ 1.32
Average common and potential common shares outstanding	**207,322,440**	209,699,471	221,219,746
Total assets	**$ 8,533,911**	$ 8,810,236	$ 9,465,731
Total debt	**$ 4,439,662**	$ 4,705,366	$ 4,755,842
Stockholders' equity (deficit)	**$ 13,663**	$ (286,779)	$ 561,269
Total employees	**33,004**	35,140	36,165
As adjusted			
EBIT	**$ 950,278**	$ 1,136,085	$ 1,186,097
Income from continuing operations	**$ 473,399**	$ 583,233	$ 601,114
Diluted earnings per share from continuing operations	**$ 2.28**	$ 2.78	$ 2.72
Free cash flow	**$ 889,094**	$ 908,739	$ 943,156
EBIT to interest	**4.7**	5.2	4.9

Reconciliation of Reported Consolidated Results to Adjusted Results

For the year (Dollars in thousands, except per share amounts)	**2009**	2008	2007
GAAP income from continuing operations before income taxes, as reported	**$ 693,176**	$ 713,177	$ 660,711
Restructuring charges and asset impairments	**48,746**	200,254	264,013
MapInfo purchase accounting	**—**	492	16,926
Other income and expense	**4,450**	5,712	2,956
Legal settlements, net	**—**	—	(380)
Income from continuing operations before income taxes, as adjusted	**746,372**	919,635	944,226
Provision for income taxes, as adjusted	**251,505**	315,647	323,870
Preferred stock dividends of subsidiaries attributable to noncontrolling interests	**21,468**	20,755	19,242
Income from continuing operations, as adjusted	**473,399**	583,233	601,114
Interest expense, net	**203,906**	216,450	241,871
Provision for income taxes, as adjusted	**251,505**	315,647	323,870
Preferred stock dividends of subsidiaries attributable to noncontrolling interests	**21,468**	20,755	19,242
EBIT	**$ 950,278**	$1,136,085	$1,186,097
GAAP diluted earnings per share, as reported	**$ 2.04**	$ 2.00	$ 1.66
Loss (income) from discontinued operations	**0.04**	0.13	(0.03)
GAAP diluted earnings per share from continuing operations, as reported	**2.08**	2.13	1.63
Restructuring charges and asset impairments	**0.15**	0.69	0.87
Tax adjustments	**0.05**	(0.04)	0.16
MapInfo purchase accounting	**—**	—	0.05
Diluted earnings per share from continuing operations, as adjusted	**$ 2.28**	$ 2.78	$ 2.72
GAAP net cash provided by operating activities, as reported	**$ 824,068**	$1,009,415	$1,079,707
Capital expenditures	**(166,728)**	(237,308)	(264,656)
Free cash flow	**657,340**	772,107	815,051
Special pension plan contributions	**125,000**	—	—
Payments related to restructuring charges	**105,090**	102,680	31,568
Reserve account deposits	**1,664**	33,359	62,666
Proceeds from sale of training facility	**—**	—	29,608
Discontinued operations	**—**	593	4,263
Free cash flow, as adjusted	**$ 889,094**	$ 908,739	$ 943,156

The sum of the earnings per share amounts may not equal the totals above due to rounding.

Management believes this presentation provides a reasonable basis on which to present the adjusted financial information. The Company's financial results are reported in accordance with generally accepted accounting principles (GAAP). The earnings per share and free cash flow results are adjusted to exclude the impact of special items such as restructuring charges and asset impairments, which materially impact the comparability of the Company's results of operations. The use of free cash flow has limitations. GAAP cash flow has the advantage of including all cash available to the Company after actual expenditures for all purposes. Free cash flow is the amount of cash that management could have available for discretionary uses if it made different decisions about employing its cash. It adjusts for long-term commitments such as capital expenditures, as well as special items such as cash used for restructuring charges and contributions to its pension funds. All of these items use cash that is not otherwise available to the Company and are important expenditures. Management compensates for these limitations by using a combination of GAAP cash flow and free cash flow in doing its planning.

The adjusted financial information and certain financial measures such as EBIT and EBIT to interest are intended to be more indicative of the ongoing operations and economic results of the Company. EBIT excludes interest and taxes, and as a result has the effect of showing a greater amount of earnings than net income. The Company believes that interest and taxes, though important, do not reflect management effectiveness as these items are largely outside of its control. In assessing performance, the Company uses both EBIT and net income.

This adjusted financial information should not be construed as an alternative to our reported results determined in accordance with GAAP. Further, our definition of this adjusted financial information may differ from similarly titled measures used by other companies.

Directors and Corporate Officers*

Directors

Rodney C. Adkins
Senior Vice President,
Systems and Technology Group
International Business
Machines Corporation

Linda G. Alvarado
President and
Chief Executive Officer
Alvarado Construction, Inc.

Anne M. Busquet
Principal
AMB Advisors, LLC

Anne Sutherland Fuchs
Consultant

Ernie Green
President and
Chief Executive Officer
Ernie Green Industries, Inc.

James H. Keyes
Retired Chairman
Johnson Controls, Inc.

Murray D. Martin
Chairman, President and
Chief Executive Officer
Pitney Bowes Inc.

John S. McFarlane
Managing Partner
Highland Partners LLC

Eduardo R. Menascé
Retired President,
Enterprise Solutions Group
Verizon Communications Inc.

Michael I. Roth
Chairman and
Chief Executive Officer
The Interpublic Group of
Companies, Inc.

David L. Shedlarz
Retired Vice Chairman
Pfizer Inc.

David B. Snow, Jr.
Chairman and
Chief Executive Officer
Medco Health Solutions, Inc.

Robert E. Weissman
Retired Chairman
IMS Health Incorporated

Corporate Officers

Murray D. Martin
Chairman, President and
Chief Executive Officer

Leslie Abi-Karam
Executive Vice President
and President,
Mailing Solutions Management

Patrick M. Brand
Vice President and President,
U.S. Mailing

Gregory E. Buoncontri
Executive Vice President and
Chief Information Officer

Amy C. Corn
Vice President, Secretary
and Chief Governance Officer

Elise R. DeBois
Executive Vice President
and President,
Global Financial Services

David C. Dobson
Executive Vice President
and President,
Pitney Bowes Management
Services and Enterprise
Sales and Solutions

Steven J. Green
Vice President — Finance
and Chief Accounting Officer

Michael J. Hickey
Vice President and President,
Pitney Bowes Business Insight

Juanita T. James
Vice President and
Chief Marketing and
Communications Officer

Patrick J. Keddy
Executive Vice President
and President,
Mailstream International

Michael Monahan
Executive Vice President
and Chief Financial Officer

Vicki A. O'Meara
Executive Vice President
and Chief Legal and
Compliance Officer

David R. Ornelas
Vice President and
Group Vice President,
Customer Operations

Helen Shan
Vice President and Treasurer

Joseph H. Timko
Executive Vice President
and Chief Strategy and
Innovation Officer

Johnna G. Torsone
Executive Vice President and
Chief Human Resources Officer

*Information as of March 1, 2010

Stockholders may visit the Pitney Bowes corporate governance Web site at www.pb.com under Our Company — Leadership + Governance for information concerning the Company's governance practices, including the Governance Principles of the Board of Directors, charters of the committees of the board, the Company's Business Practices Guidelines and the Directors' Code of Business Conduct and Ethics.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009 — Commission file number: 1-3579

PITNEY BOWES INC.

Incorporated in Delaware
1 Elmcroft Road, Stamford, Connecticut 06926-0700
(203) 356-5000

I.R.S. Employer Identification No.
06-0495050

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value per share	New York Stock Exchange
$2.12 Convertible Cumulative Preference Stock (no par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: 4% Convertible Cumulative Preferred Stock ($50 par value)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check marks whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files)
Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of June 30, 2009, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4,552,929,763 based on the closing sale price as reported on the New York Stock Exchange.

Number of shares of common stock, $1 par value, outstanding as of close of business on February 22, 2010: 207,450,919 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement to be filed with the Securities and Exchange Commission (the Commission) on or before March 31, 2010 and to be delivered to stockholders in connection with the 2010 Annual Meeting of Stockholders to be held May 10, 2010, are incorporated by reference in Part III of this Form 10-K.

PITNEY BOWES INC.
TABLE OF CONTENTS

PITNEY BOWES INC.
PART I

ITEM 1. – BUSINESS

General

Pitney Bowes Inc. was incorporated in the state of Delaware on April 23, 1920, as the Pitney Bowes Postage Meter Company. Today, Pitney Bowes Inc. is the largest provider of mail processing equipment and integrated mail solutions in the world. In the report, the terms "we," "us," "our," or "Company" are used to refer collectively to Pitney Bowes Inc. and its subsidiaries.

We offer a full suite of equipment, supplies, software and services for end-to-end mailstream solutions which enable our customers to optimize the flow of physical and electronic mail, documents and packages across their operations.

We operate in two business groups: Mailstream Solutions and Mailstream Services. We operate both inside and outside the United States. See Note 18 to the Consolidated Financial Statements for financial information concerning revenue, earnings before interest and taxes (EBIT) and identifiable assets, by reportable segment and geographic area.

For more information about us, our products, services and solutions, visit www.pb.com. Also, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments or exhibits to those reports will be made available, free of charge through our Investor Relations section of our website at www.pb.com/investorrelations, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Commission. The information found on our website is not part of this or any other report we file with or furnish to the Commission.

We file annual, quarterly and current reports, proxy statements and other information with the Commission. You may access and read our SEC filings over the Internet at the SEC's website at http://www.sec.gov. This uniform resource locator is an inactive textual reference only and is not intended to incorporate the contents of the SEC website into this Form 10-K.

You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. You may also request copies of the documents that we file with the SEC by writing to the SEC's Office of Public Reference at the above address, at prescribed rates. Please call the SEC at (800) 732-0330 for further information on the operations of the Public Reference Room and copying charges.

Business Segments

We conduct our business activities in seven reporting segments within two business groups, Mailstream Solutions and Mailstream Services. The principal products and services of each of our reporting segments are as follows:

Mailstream Solutions:

U.S. Mailing: Includes the U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies; support and other professional services; and payment solutions.

International Mailing: Includes the non-U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies; support and other professional services; and payment solutions.

Production Mail: Includes the worldwide revenue and related expenses from the sale, financing, support and other professional services of our high-speed, production mail systems and sorting equipment.

Software: Includes the worldwide revenue and related expenses from the sale and support services of non-equipment-based mailing, customer communication and location intelligence software.

Mailstream Services:

Management Services: Includes worldwide facilities management services; secure mail services; reprographic, document management services; and litigation support and eDiscovery services.

Mail Services: Includes presort mail services and cross-border mail services.

Marketing Services: Includes direct marketing services for targeted customers.

Support Services

We maintain extensive field service organizations to provide servicing for customers' equipment, usually in the form of annual maintenance contracts.

Marketing

Our products and services are marketed through an extensive network of direct sales offices in the U.S. and through a number of our subsidiaries and independent distributors and dealers in many countries throughout the world. We also use direct marketing, outbound telemarketing and the Internet to reach our existing and potential customers. We sell to a variety of business, governmental, institutional and other organizations. We have a broad base of customers, and we are not dependent upon any one customer or type of customer for a significant part of our revenue. We do not have significant backlog or seasonality relating to our businesses.

Credit Policies

We establish credit approval limits and procedures at regional, divisional, subsidiary and corporate levels based on the credit quality of the customer and the type of product or service provided to control risk in extending credit to customers. In addition, we utilize an automatic approval program (AAP) for certain leases within our internal financing operations. The AAP program is designed to facilitate low dollar transactions by utilizing historical payment patterns and losses realized for customers with common credit characteristics. The program dictates the criteria under which we will accept a customer without performing a more detailed credit investigation. The AAP considers criteria such as maximum equipment cost, a customer's time in business and payment experience with us. We base our credit decisions primarily on a customer's financial strength.

We monitor the portfolio closely by analyzing industry sectors, delinquency trends by product line and exposures to ensure reserve levels and credit policies reflect current trends to proactively manage risk. During the current economic cycle, management continues to closely monitor credit lines, strengthen collection resources, and revise credit policies as necessary to be more selective in managing the portfolio.

Competition

We are a leading supplier of products and services in the large majority of our business segments. Our meter base and our continued ability to place and finance meters in key markets is a significant contributor to our current and future revenue and profitability. However, all of our segments face competition from a number of companies. In particular, we face competition for new placements of mailing equipment from other postage meter and mailing machine suppliers, and our mailing products, services and software face competition from products and services offered as alternative means of message communications. Leasing companies, commercial finance companies, commercial banks and other financial institutions compete, in varying degrees, in the markets in which our finance operations do business. Our competitors range from very large, diversified financial institutions to many small, specialized firms. We offer a complete line of products and services as well as a variety of finance and payment offerings to our customers. We finance the majority of our products through our captive financing business and we are a major provider of business services to the corporate, financial services, professional services and government markets, competing against national, regional and local firms specializing in facilities and document management throughout the world.

We believe that our long experience and reputation for product quality, and our sales and support service organizations are important factors in influencing customer choices with respect to our products and services.

Research, Development and Intellectual Property

Our significant investment in research and development operations differentiates us from our competitors. We have many research and development programs that are directed toward developing new products and service offerings. As a result of our research and development efforts, we have been awarded a number of patents with respect to several of our existing and planned products. We do not believe our businesses are materially dependent on any one patent or any group of related patents or on any one license or any group of related licenses. Our expenditures for research and development were $182 million, $206 million and $186 million in 2009, 2008 and 2007, respectively.

Material Suppliers

We depend on third-party suppliers for a variety of services, components, supplies and a large portion of our product manufacturing. We believe we have adequate sources for our purchases of materials, components, services and supplies for products that we manufacture or assemble.

Regulatory Matters

We are subject to the U.S. Postal Service's (USPS) regulations and those of foreign postal authorities, related to product specifications and business practices involving our postage meters. From time to time, we will work with these governing bodies to help in the enhancement and growth of mail and the mail channel. See "Legal Proceedings" in Item 3 of this Form 10-K.

Employees and Employee Relations

At December 31, 2009, we employed 23,465 persons in the U.S. and 9,539 persons outside the U.S. Headcount decreased in 2009 compared to 2008 primarily due to our restructuring activities. We believe that our current relations with employees are good. The large majority of our employees are not represented by any labor union. Our management follows the policy of keeping employees informed of decisions, and encourages and implements employee suggestions whenever practicable.

Executive Officers

See Part III, Item 10. "Directors, Executive Officers and Corporate Governance" of this Form 10-K for information about Executive Officers of the Registrant.

ITEM 1A. – RISK FACTORS

In addition to other information and risk disclosures contained in this Form 10-K, the risk factors discussed in this section should be considered in evaluating our business. We work to manage and mitigate these risks proactively, including through our use of an enterprise risk management program. In our management of these risks, we also evaluate the potential for additional opportunities to mitigate these risks. Nevertheless, the following risks, some of which may be beyond our control, could materially impact our brand and reputation or results of operations or could cause future results to differ materially from our current expectations:

Postal regulations and processes

The majority of our revenue is directly or indirectly subject to regulation and oversight by the USPS and foreign postal authorities. We also depend on a healthy postal sector in the geographic markets where we do business, which could be influenced positively or negatively by legislative or regulatory changes in the United States, another country or in the European Union. Our profitability and revenue in a particular country could be affected by adverse changes in postal regulations, the business processes and practices of individual posts, the decision of a post to enter into particular markets in direct competition with us, and the impact of any of these changes on postal competitors that do not use our products or services. These changes could affect product specifications, service offerings, customer behavior and the overall mailing industry.

Accelerated decline in use of physical mail

Changes in our customers' communication behavior, including changes in communications technologies, could adversely impact our revenue and profitability. Accelerated decline in physical mail could also result from government actions such as executive orders, legislation or regulations that either mandate electronic substitution, prohibit certain types of mailings, increase the difficulty of using information or materials in the mail, or impose higher taxes or fees on mailing or postal services. While we have introduced various product and service offerings as alternatives to physical mail, we face competition from existing and emerging products and services that offer alternative means of communication, such as email and electronic document transmission technologies. An accelerated increase in the acceptance of electronic delivery technologies or other displacement of physical mail could adversely affect our business.

Reduced confidence in the mail system

Unexpected events such as the transmission of biological or chemical agents, or acts of terrorism could have a negative effect on customer confidence in a postal system and as a result adversely impact mail volume. An unexpected and significant interruption in the use of the mail could have an adverse effect on our business.

Dependence on third-party suppliers

We depend on third-party suppliers for a variety of services, components, supplies and a portion of our product manufacturing. In certain instances, we rely on single sourced or limited sourced suppliers around the world because the relationship is advantageous due to quality or price or there are no alternative sources. If production or service was interrupted and we were not able to find alternate suppliers, we could experience disruptions in manufacturing and operations including product shortages, an increase in freight costs, and re-engineering costs. This could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

Access to additional liquidity and current market volatility

We provide financing services to our customers for equipment, postage, and supplies. Our ability to provide these services is largely dependent upon our continued access to the U.S. capital markets. An additional source of liquidity for the company consists of deposits held in our wholly-owned industrial loan corporation, Pitney Bowes Bank ("Bank"). A significant credit ratings downgrade, material capital market disruptions, significant withdrawals by depositors at the Bank, or adverse changes to our industrial loan charter could impact our ability to maintain adequate liquidity, and impact our ability to provide competitive offerings to our customers.

The capital and credit markets have experienced continued volatility and disruption. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers. A portion of Pitney Bowes' total borrowings has been issued in the commercial paper markets. While Pitney Bowes has continued to have unencumbered access to the commercial paper markets, there can be no assurance that such markets will continue to be a reliable source of short-term financing for us. If market conditions deteriorate, there may be no assurance that other funding sources would be available or sufficient.

Privacy laws and other related regulations

Several of our services and financing businesses use, process and store customer information that could include confidential, personal or financial information. We also provide third party benefits administrators with access to our employees' personal information. Privacy laws and similar regulations in many jurisdictions where we do business, as well as contractual provisions, require that we and our benefits administrators take significant steps to safeguard this information. Failure to comply with any of these laws, regulations or contract provisions could adversely affect our reputation and business and subject us to significant liability.

Dependence on information systems

Our portfolio of product, service and financing solutions increases our dependence on information technologies. We maintain a secure system to collect revenue for certain postal services, which is critical to enable both our systems and the postal systems to run reliably. The continuous and uninterrupted performance of our systems is critical to our ability to support and service our customers and to support postal services. Although we maintain back-up systems, these systems could be damaged by acts of nature, power loss, telecommunications failures, computer viruses, vandalism and other unexpected events. If our systems were disrupted, we could be prevented from fulfilling orders and servicing customers and postal services, which could have an adverse effect on our reputation and business.

Intellectual property infringement

We rely on copyright, trade secret, patent and other intellectual property laws in the United States and similar laws in other countries to establish and protect proprietary rights that are important to our business. If we fail to enforce our intellectual property rights, our business may suffer. We, or our suppliers, may be subject to third-party claims of infringement on intellectual property rights. These claims, if successful, may require us to redesign affected products, enter into costly settlement or license agreements, pay damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our products.

Litigation and regulation

Our results may be affected by the outcome of legal proceedings and other contingencies that cannot be predicted with certainty. As a large multi-national corporation that does business globally, subsequent developments in legal proceedings, including private civil litigations or proceedings brought by governmental entities, or changes in laws or regulations or their interpretation or administration, including developments in antitrust law or regulation, employment law or regulation, financial regulation, tax law and regulation, class actions, or intellectual property litigations, could result in an adverse effect on our results of operations. For a description of current legal proceedings and regulatory matters, see "Legal Proceedings" in Item 3 of this Form 10-K.

Government contracts

Many of our contracts are with governmental entities. Government contracts are subject to extensive and complex government procurement laws and regulations, along with regular audits of contract pricing and our business practices by government agencies. If we are found to have violated some provisions of the government contracts, we could be required to provide a refund, pay significant damages, or be subject to contract cancellation, civil or criminal penalties, fines, or debarment from doing business with the government. Any of these events could not only affect us financially but also adversely affect our brand and reputation.

ITEM 1B. – UNRESOLVED STAFF COMMENTS

None.

ITEM 2. – PROPERTIES

Our world headquarters and certain other facilities are located in Stamford, Connecticut. We have approximately 500 facilities that are either leased or owned throughout the U.S. and other countries. Our Mailstream Solutions and Mailstream Services businesses utilize these facilities jointly and separately. We continue to have limited manufacturing and assembly of products in our Danbury, Connecticut and Harlow, United Kingdom locations. We also have two principal research and development facilities in our Shelton, Connecticut and Noida, India locations. We believe that our manufacturing, administrative and sales office properties are adequate for the needs of all of our operations.

ITEM 3. – LEGAL PROCEEDINGS

In the ordinary course of business, we are routinely defendants in or party to a number of pending and threatened legal actions. These may involve litigation by or against us relating to, among other things, contractual rights under vendor, insurance or other contracts; intellectual property or patent rights; equipment, service, payment or other disputes with customers; or disputes with employees. Some of these actions may be brought as a purported class action on behalf of a purported class of employees, customers or others.

Our wholly-owned subsidiary, Imagitas, Inc., is a defendant in ten purported class actions filed in six different states. These lawsuits have been coordinated in the United States District Court for the Middle District of Florida, In re: Imagitas, Driver's Privacy Protection Act Litigation (Coordinated, May 28, 2007). Each of these lawsuits alleges that the Imagitas DriverSource program violates the federal Drivers Privacy Protection Act (DPPA). Under the DriverSource program, Imagitas entered into contracts with state governments to mail out automobile registration renewal materials along with third party advertisements, without revealing the personal information of any state resident to any advertiser. The DriverSource program assisted the state in performing its governmental function of delivering these mailings and funding the costs of them. The plaintiffs in these actions are seeking statutory damages under the DPPA. On April 9, 2008, the District Court granted Imagitas' motion for summary judgment in one of the coordinated cases, Rine, et al. v. Imagitas, Inc. (United States District Court, Middle District of Florida, filed August 1, 2006). On July 30, 2008, the District Court issued a final judgment in the Rine lawsuit and stayed all of the other cases filed against Imagitas pending an appellate decision in Rine. On August 27, 2008, the Rine plaintiffs filed an appeal of the District Court's decision in the United States Court of Appeals, Eleventh Judicial Circuit (the "Circuit Court"). On December 21, 2009, the Circuit Court affirmed the District Court decision. On January 8, 2010, the Rine plaintiffs filed a petition for rehearing en banc with the Circuit Court.

We expect to prevail in the lawsuits against Imagitas; however, as litigation is inherently unpredictable, there can be no assurance in this regard. If the plaintiffs do prevail, the results may have a material effect on our financial position, future results of operations or cash flows, including, for example, our ability to offer certain types of goods or services in the future.

On October 28, 2009, the Company and certain of our current and former officers, were named as defendants in NECA-IBEW Health & Welfare Fund v. Pitney Bowes Inc. et al., a class action lawsuit filed in the U.S. District Court for the District of Connecticut. The complaint asserts claims under the Securities Exchange Act of 1934 on behalf of those who purchased the common stock of the Company during the period between July 30, 2007 and October 29, 2007 alleging that the company, in essence, missed two financial projections. We believe this case is without merit and intend to defend it vigorously.

ITEM 4. – SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. – MARKET FOR THE COMPANY'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Pitney Bowes common stock is traded under the symbol "PBI". The principal market is the New York Stock Exchange (NYSE). Our stock is also traded on the Boston, Chicago, Philadelphia, Pacific and Cincinnati stock exchanges. At January 31, 2010, we had 22,505 common stockholders of record.

On February 3, 2010, our Board of Directors authorized a half-cent increase in our quarterly common stock dividend to $0.365 per share, marking the 28th consecutive year that we have increased the dividend on our common stock. This represents a one percent increase and applies to the common stock dividend with a record date of February 19, 2010.

See Equity Compensation Plan Information Table in Item 12 of this Form 10-K for information regarding securities for issuance under our equity compensation plans.

Stock Information

Dividends per common share:

Quarter	**2009**	2008
First	**$ 0.36**	$ 0.35
Second	**0.36**	0.35
Third	**0.36**	0.35
Fourth	**0.36**	0.35
Total	**$ 1.44**	$ 1.40

Quarterly price ranges of common stock as reported on the NYSE:

	2009		2008	
Quarter	**High**	**Low**	High	Low
First	**$ 27.46**	**$ 17.62**	$ 38.35	$ 32.64
Second	**$ 26.25**	**$ 20.71**	$ 39.39	$ 33.56
Third	**$ 25.57**	**$ 20.38**	$ 39.98	$ 31.20
Fourth	**$ 26.41**	**$ 22.44**	$ 33.44	$ 20.83

Share Repurchases

We periodically repurchase shares of our common stock under a systematic program to manage the dilution created by shares issued under employee stock plans and for other purposes. This program authorizes repurchases in the open market. We did not repurchase or acquire any shares of our common stock during 2009 in any other manner.

In March 2007, our Board of Directors authorized $300 million for repurchases of outstanding shares of our common stock in the open market. In November 2007, our Board of Directors increased this share repurchase authorization by $365.4 million. We repurchased 6.1 million shares at a total price of $258.8 million during 2007 and 9.2 million shares at a total price of $333.2 million during 2008 under this program. No shares were purchased during 2009, leaving $73.4 million available for future repurchases under this program at December 31, 2009.

Stock Performance Graph

The accompanying graph compares the most recent five-year performance of Pitney Bowes common stock with the Standard and Poor's ("S&P") 500 Composite Index, and Peer Group Index.

The Peer Group Index is comprised of the following companies: Automatic Data Processing, Inc. (ADP), Diebold, Inc., R.R. Donnelley & Sons Co., DST Systems, Inc., Fedex Corporation, Hewlett-Packard Company, Lexmark International, Inc., Pitney Bowes Inc., United Parcel Service, Inc., and Xerox Corporation. Ikon Office Solutions, Inc., which was previously included in the Peer

Group Index, was eliminated from the index for all periods shown since it was acquired by Ricoh Company, Ltd. on November 3, 2008.

Total return for the Peer Group and the S&P 500 Composite Index is based on market capitalization, weighted for each year.

All information is based upon data independently provided to the Company by the Standard & Poor's Corporation and is derived from their official total return calculation.



Comparison of Cumulative Five Year Total Return
$140
$120
$100
$80
$60
$40
$20
$0
2004
2005
2006
2007
2008
2009
Pitney Bowes
S&P 500
Peer Group

The graph shows that on a total return basis, assuming reinvestment of all dividends, $100 invested in the company's common stock on December 31, 2004 would have been worth $60 on December 31, 2009. By comparison, $100 invested in the S&P 500 Composite Index on December 31, 2004 would have been worth $102 on December 31, 2009. An investment of $100 in the Peer Group on December 31, 2004 would have been worth $120 on December 31, 2009.

	Indexed Returns December 31,					
Company Name / Index	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**
Pitney Bowes	100	94	106	90	63	60
S&P 500	100	105	121	128	81	102
Peer Group	100	103	123	128	95	120

ITEM 6. – SELECTED FINANCIAL DATA

The following tables summarize selected financial data for the Company, and should be read in conjunction with the more detailed consolidated financial statements and related notes thereto included under Item 8 of this Form 10-K.

Summary of Selected Financial Data

(Dollars in thousands, except per share amounts)

	Years ended December 31,				
	2009	2008	2007	2006	2005
Total revenue	**$ 5,569,171**	$ 6,262,305	$ 6,129,795	$ 5,730,018	$ 5,366,936
Total costs and expenses	**4,875,995**	5,549,128	5,469,084	4,815,528	4,555,268
Income from continuing operations before income taxes	**693,176**	713,177	660,711	914,490	811,668
Provision for income taxes	**240,154**	244,929	280,222	335,004	328,597
Income from continuing operations	**453,022**	468,248	380,489	579,486	483,071
(Loss) gain from discontinued operations, net of income tax	**(8,109)**	(27,700)	5,534	(460,312)	35,368
Net income before attribution of noncontrolling interests	**444,913**	440,548	386,023	119,174	518,439
Less: Preferred stock dividends of subsidiaries attributable to noncontrolling interests	**21,468**	20,755	19,242	13,827	9,828
Pitney Bowes Inc. net income	**$ 423,445**	$ 419,793	$ 366,781	$ 105,347	$ 508,611
Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (1):					
Continuing operations	**$ 2.09**	$ 2.15	$ 1.65	$ 2.54	$ 2.07
Discontinued operations	**(0.04)**	(0.13)	0.03	(2.07)	0.15
Net income	**$ 2.05**	$ 2.01	$ 1.68	$ 0.47	$ 2.22
Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:					
Continuing operations	**$ 2.08**	$ 2.13	$ 1.63	$ 2.51	$ 2.04
Discontinued operations	**(0.04)**	(0.13)	0.03	(2.04)	0.15
Net income	**$ 2.04**	$ 2.00	$ 1.66	$ 0.47	$ 2.19
Total cash dividends on common, preference and preferred stock	**$ 297,555**	$ 291,611	$ 288,790	$ 285,051	$ 284,348
Cash dividends per share of common stock	**$ 1.44**	$ 1.40	$ 1.32	$ 1.28	$ 1.24
Average common and potential common shares outstanding	**207,322,440**	209,699,471	221,219,746	225,443,060	232,089,178
Depreciation and amortization	**$ 338,895**	$ 379,117	$ 383,141	$ 363,258	$ 331,963
Capital expenditures	**$ 166,728**	$ 237,308	$ 264,656	$ 327,887	$ 291,550
Balance sheet					
Total assets	**$ 8,533,911**	$ 8,810,236	$ 9,465,731	$ 8,527,331	$ 10,553,957
Long-term debt	**$ 4,213,640**	$ 3,934,865	$ 3,802,075	$ 3,847,617	$ 3,849,623
Total debt	**$ 4,439,662**	$ 4,705,366	$ 4,755,842	$ 4,338,157	$ 4,707,365
Noncontrolling interests (Preferred stockholders' equity in subsidiaries)	**$ 296,370**	$ 374,165	$ 384,165	$ 384,165	$ 310,000
Stockholders' equity (deficit) (2)	**$ 13,663**	$ (286,779)	$ 561,269	$ 617,155	$ 1,282,215
Other					
Common stockholders of record	**22,911**	21,914	21,574	22,923	23,639
Total employees	**33,004**	35,140	36,165	34,454	34,165

(1) The sum of the earnings per share amounts may not equal the totals above due to rounding.
(2) Stockholders' equity (deficit) has been reduced in all periods presented for the impact of an opening retained earnings adjustment of $98.9 million pertaining to prior periods. See Note 9 to the Consolidated Financial Statements for further details.

ITEM 7. – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of some of the factors discussed below and elsewhere in this report.

Forward-Looking Statements

We want to caution readers that any forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this Form 10-K may change based on various factors. The future is difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These forward-looking statements are those which talk about our current expectations as to the future and include, but are not limited to, statements about the transformation initiatives, and amounts, timing and results of possible restructuring charges and future earnings or risks. Words such as "estimate", "target", "project", "plan", "believe", "expect", "anticipate", "intend", and similar expressions may identify such forward-looking statements. Some of the factors which could cause future financial performance to differ materially from the expectations as expressed in any forward-looking statement made by or on our behalf include:

- negative developments in economic conditions, including adverse impacts on customer demand
- changes in postal or banking regulations
- timely development and acceptance of new products
- success in gaining product approval in new markets where regulatory approval is required
- successful entry into new markets
- mailers' utilization of alternative means of communication or competitors' products
- our success at managing customer credit risk
- our success at managing costs associated with our strategy of outsourcing functions and operations not central to our business
- changes in interest rates
- foreign currency fluctuations
- cost, timing and execution of our transformation plans including any potential asset impairments
- regulatory approvals and satisfaction of other conditions to consummation of any acquisitions and integration of recent acquisitions
- interrupted use of key information systems
- changes in privacy laws
- changes in international or national political conditions, including any terrorist attacks
- intellectual property infringement claims
- impact on mail volume resulting from current concerns over the use of the mail for transmitting harmful biological agents
- third-party suppliers' ability to provide product components, assemblies or inventories
- negative income tax adjustments for prior audit years and changes in tax laws or regulations
- changes in pension and retiree medical costs
- acts of nature

Overview

In 2009, revenue decreased 11% to $5.6 billion due largely to continuing challenging global economic conditions and the negative impact of foreign currency translation which adversely impacted revenue by 2%.

Pitney Bowes Inc. net income was $423 million in 2009 compared with $420 million in 2008 and diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders was $2.04 compared with $2.00 in 2008. Diluted earnings per share was reduced by restructuring charges of 15 cents and 69 cents in 2009 and 2008, respectively. In 2009, diluted earnings per share also included a loss of 6 cents for tax adjustments related to a non-cash charge associated with out-of-the-money stock options that expired during the year, a net loss of 4 cents comprised primarily of accruals for interest and taxes associated with discontinued operations partly offset by the positive impacts of a bankruptcy settlement and expiration of an indemnity agreement, and a 1 cent positive tax adjustment associated with the repricing of leveraged lease transactions. In 2008, diluted earnings per share also included positive tax adjustments of 4 cents related primarily to deferred tax assets associated with certain U.S. leasing transactions and a loss of 13 cents for the accrual of interest and taxes associated with discontinued operations.

A continued global economic downturn resulted in a decline in revenue for the year in six of our seven business segments. Historically, mail volumes have tracked economic conditions and the unprecedented volume decreases in 2009 were indicative of the extent of the economic slowdown. Although there is not a direct correlation between mail volumes and a majority of our revenues, the decline in mail volumes was one of a number of factors that affected our 2009 revenues.

EBIT margins, however, were up in four of our segments from 2008 reflecting our continued cost management actions. We reduced our selling, general and administrative expense by over $170 million during 2009, despite increased pension costs of $14 million when compared to the prior year. In addition, we generated $824 million in cash from operations during 2009. We also reduced our debt by $242 million during 2009.

See "Results of Operations" for 2009, 2008 and 2007 for a more detailed discussion of our results of operations.

Outlook

Economic and business conditions in mail-intensive industries have been weak during the entire year. Sales cycles for most capital purchase decisions by customers remain long. These factors have impacted our financial results, as the sustained economic downturn has had a negative effect on equipment sales and the related high-margin financing, rental, and supplies revenue streams. While the company has been successful in reducing its cost structure across its entire business and is shifting to a more variable cost structure, these actions have not been enough to offset the impact of lower revenue.

We continue to expect our mix of revenue to change, with a greater percentage of revenue coming from diversified revenue streams associated with fully featured smaller systems and a smaller percentage from larger system sales. We expect that our future results will continue to be impacted by changes in global economic conditions and their impact on mail intensive industries. It is not expected that total mail volumes will rebound to prior peak levels in an economic recovery, and future volume trends will continue to be a factor for our businesses.

We are undertaking a series of initiatives that are designed to transform and enhance the way we operate as a global company. In order to enhance our responsiveness to changing market conditions, we are executing a strategic transformation program designed to create improved processes and systems to further enable us to invest in future growth in areas such as our global customer interactions and product development processes. This program is expected to continue into 2012 and will result in the reduction of up to 10 percent of the positions in the company. We expect the total pre-tax cost of this program will be in the range of $250 million to $350 million primarily related to severance and benefit costs incurred in connection with such workforce reductions. Most of the total pre-tax costs will be cash-related charges. Currently, we are targeting annualized benefits, net of system and related investments, in the range of at least $150 million to $200 million on a pre-tax basis. These costs and the related benefits will be recognized as different actions are approved and implemented, with the goal of reaching the full benefit run rate in 2012.

Results of Operations 2009 Compared to 2008

Business segment results

The following table shows revenue and earnings before interest and taxes ("EBIT") in 2009 and 2008 by business segment. We use EBIT, a non-GAAP measure, to determine our segment profitability. Refer to the reconciliation of segment amounts to income from continuing operations before income taxes in Note 18 to the Consolidated Financial Statements.

Prior year results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

	Revenue			EBIT		
(Dollars in millions)	**2009**	2008	% change	**2009**	2008	% change
U.S. Mailing	**$ 2,016**	$ 2,250	(10)%	**$ 743**	$ 890	(17)%
International Mailing	**920**	1,134	(19)%	**128**	185	(31)%
Production Mail	**526**	616	(15)%	**51**	82	(37)%
Software	**346**	400	(14)%	**38**	28	32%
Mailstream Solutions	**3,808**	4,400	(13)%	**960**	1,185	(19)%
Management Services	**1,061**	1,172	(9)%	**72**	70	3%
Mail Services	**559**	542	3%	**83**	69	20%
Marketing Services	**141**	148	(5)%	**23**	21	8%
Mailstream Services	**1,761**	1,862	(5)%	**178**	160	11%
Total	**$ 5,569**	$ 6,262	(11)%	**$ 1,138**	$ 1,345	(15)%

Mailstream Solutions revenue decreased 13% to $3.8 billion and EBIT decreased 19% to $960 million, compared to the prior year. Within Mailstream Solutions:

U.S. Mailing's revenue decreased 10% primarily due to fewer placements of mailing equipment and related financing and rental revenues as customers continued to delay purchases of new equipment and extend leases on existing equipment due to the economic conditions. Revenue was adversely affected by lower business activity levels and the ongoing changing mix to more fully featured smaller systems. Lease extensions have a positive impact on profit margins longer-term but negatively impact revenue in the current year. As a result of lower business activity levels over the prior year, U.S. Mailing's EBIT decreased 17% principally due to lower equipment sales, financing revenue, meter rentals, and supplies sales.

International Mailing revenue decreased 19%, with 8% of this decline driven by the unfavorable impact of foreign currency translation. The international economic environment continued to create weaker demand for our products and services. As a result, many customers delayed making purchase decisions for new mailing systems and lower mail volume reduced supplies revenue. International Mailing's EBIT declined 31%, primarily driven by lower levels of equipment and supplies sales, and lower financing revenues.

Revenue for Production Mail decreased 15% primarily as a result of lower equipment sales in the U.S., France, and Asia Pacific as economic uncertainty continues to delay large-ticket capital expenditures for many large enterprises worldwide. Foreign currency translation had an unfavorable impact of 2%. Production Mail's EBIT decreased 37% driven by lower revenues and a shift in product mix to lower margin products.

Software's revenue decreased 14%, with 4% of this decline driven by the unfavorable impact of foreign currency translation. Worldwide consolidation in the financial services industry and slowness in the retail sector continued to adversely impact the sales and renewal of software licenses. Uncertainty surrounding the economy has resulted in many large multi-national organizations changing their approval policies for capital expenditures, which has lengthened the sales cycle. Software's EBIT increased to $38 million compared to $28 million in the prior year due to business integration and productivity initiatives which resulted in substantial EBIT margin improvements. This helped offset the pressure on margin due to lower revenue and a higher mix of some lower margin software sales.

Mailstream Services revenue decreased 5% to $1.8 billion. However, EBIT increased 11% to $178 million, compared to the prior year. Within Mailstream Services:

Management Services revenue decreased 9%, of which 2% was driven by the unfavorable impact of foreign currency translation. The segment's revenue was adversely affected by lower business activity and decreased print and transaction volumes throughout the U.S. and Europe. Management Services EBIT, however, increased by 3% primarily due to productivity enhancements that have improved the profitability of the operations globally.

Mail Services revenue increased 3% mostly due to the impact of 2008 acquisitions which contributed 4% but was partly offset by the unfavorable impact of foreign currency translation of 1%. Expansion of the customer base and continued growth in mail processed drove a slight increase in revenue for the year. Mail Services EBIT increased by 20% driven by the integration of Mail Services sites acquired last year and ongoing automation and productivity initiatives implemented by the business.

Marketing Services revenue decreased 5%, mostly due to the impact of fewer household moves during the year and the resulting decline in the volume of change of address kits mailed. Marketing Services EBIT increased 8% due to an improving cost structure and the exit from the motor vehicle registration services program.

Revenue by source

(Dollars in millions)	**2009**	2008	% change
Equipment sales	**$ 1,007**	$ 1,252	(20)%
Supplies	**336**	392	(14)%
Software	**365**	424	(14)%
Rentals	**647**	728	(11)%
Financing	**695**	773	(10)%
Support services	**714**	769	(7)%
Business services	**1,805**	1,924	(6)%
Total revenue	**$ 5,569**	$ 6,262	(11)%

Equipment sales revenue decreased 20% compared to the prior year due to lower placements of mailing equipment as more customers have delayed purchases of new equipment and extended their leases on existing equipment due to the global economic conditions. Revenue also continues to be adversely affected by the ongoing changing mix in equipment placements to smaller, fully featured systems. Foreign currency translation had an unfavorable impact of 3%.

Supplies revenue decreased 14% compared to the prior year due to lower supplies usage resulting from lower mail volumes and fewer installed meters due to customer consolidations in the U.S. and internationally. Foreign currency translation had an unfavorable impact of 3%.

Software revenue decreased 14% compared to the prior year primarily due to the impact of the global economic slowdown which has caused many businesses to delay their capital spending worldwide. Worldwide consolidation in the financial services industry and slowness in the retail sector have also adversely impacted sales and renewals of software licenses. Foreign currency translation had an unfavorable impact of 4%.

Rentals revenue decreased 11% compared to the prior year as customers in the U.S. continue to downsize to smaller, fully featured machines. The weak economic conditions have also impacted our international rental markets, specifically in Canada and France. Foreign currency translation had an unfavorable impact of 1%.

Financing revenue decreased 10% compared to the prior year. Lower equipment sales over prior periods have resulted in a decline in both our U.S. and international lease portfolios. Foreign currency translation had an unfavorable impact of 2%.

Support services revenue decreased 7% compared to the prior year, principally due to lower revenues in Canada, the U.S. and the U.K. due to lower new equipment placements and the unfavorable impact of foreign currency translation of 3%.

Business services revenue decreased 6% compared to the prior year. Lower volumes at Management Services and Marketing Services offset the impact of an increase in mail processed at Mail Services. The unfavorable impact of foreign currency translation of 2% was partly offset by the positive impact of acquisitions which contributed 1%.

Costs and expenses

(Dollars in millions)			Percentage of Revenue	
	2009	2008	**2009**	2008
Cost of equipment sales	**$ 530**	$ 663	**52.7%**	53.0%
Cost of supplies	**$ 94**	$ 104	**27.9%**	26.5%
Cost of software	**$ 82**	$ 101	**22.5%**	23.9%
Cost of rentals	**$ 159**	$ 154	**24.5%**	21.1%
Financing interest expense	**$ 98**	$ 110	**14.1%**	14.3%
Cost of support services	**$ 393**	$ 448	**55.0%**	58.3%
Cost of business services	**$ 1,382**	$ 1,486	**76.6%**	77.2%
Selling, general and administrative	**$ 1,801**	$ 1,971	**32.3%**	31.5%
Research and development	**$ 182**	$ 206	**3.3%**	3.3%

Cost of equipment sales as a percentage of revenue was 52.7% in 2009 compared with 53.0% in the prior year, primarily due to the positive impacts of ongoing productivity improvements, partly offset by a higher mix of lower margin sales.

Cost of supplies as a percentage of revenue was 27.9% in 2009 compared with 26.5% in the prior year due to a greater mix of non-ink supplies in U.S Mailing.

Cost of software as a percentage of revenue was 22.5% in 2009 compared with 23.9% in the prior year due to business integration initiatives and productivity investments, which more than offset the impact of lower revenue levels.

Cost of rentals as a percentage of revenue was 24.5% in 2009 compared with 21.1% in the prior year primarily due to the fixed costs of meter depreciation on lower revenues.

Financing interest expense as a percentage of revenue was 14.1% in 2009 compared with 14.3% in the prior year due to lower interest rates and lower average borrowings. In computing our financing interest expense, which represents our cost of borrowing associated with the generation of financing revenues, we assumed a 10:1 leveraging ratio of debt to equity and applied our overall effective interest rate to the average outstanding finance receivables.

Cost of support services as a percentage of revenue was 55.0% in 2009 compared with 58.3% in the prior year. Margin improvements in our International Mailing, U.S. Mailing and Production Mail segments were driven by the positive impacts of ongoing productivity investments and price increases on service contracts in Production Mail.

Cost of business services as a percentage of revenue was 76.6% in 2009 compared with 77.2% in the prior year. This improvement is due to the positive impacts of cost reduction programs at our Management Services and Mail Services businesses, partly offset by lower transaction volumes in our Management Services business.

Selling, general and administrative ("SG&A") expenses as a percentage of revenue was 32.3% in 2009 compared with 31.5% in the prior year. SG&A expense declined $170 million or 9%, primarily as a result of our cost reduction initiatives and the positive impact of foreign currency translation of 3%. However, the impact of lower revenue, increased pension costs of $14 million and higher credit loss expenses of $9 million more than offset these benefits on a percentage of revenue basis.

Research and development expenses decreased $23 million or 11%, in 2009 from the prior year due to the transition and related benefits from our move to offshore development activities. Foreign currency translation also had a positive impact of 3%. As a percentage of revenue, research and development expenses were 3.3% for 2009 and 2008 as we continue to invest in developing new technologies and enhancing our products.

Other interest expense

(Dollars in millions)	**2009**	2008	% change
	$ 111	$ 119	(7)%

Other interest expense decreased $8 million or 7% in 2009 compared to the prior year due to lower interest rates and lower average borrowings.

We do not allocate other interest expense to our business segments.

Income taxes / effective tax rate

2009	2008
34.6%	34.3%

The effective tax rate for 2009 included $13 million of tax charges related to the write-off of deferred tax assets associated with the expiration of out-of-the-money vested stock options and the vesting of restricted stock, offset by $13 million of tax benefits from retirement of inter-company obligations and the repricing of leveraged lease transactions. The write-off of deferred tax assets will not require the payment of any taxes. The effective tax rate for 2008 included $12 million of tax increases related to the low tax benefit associated with restructuring expenses recorded during 2008, offset by adjustments of $10 million related to deferred tax assets associated with certain U.S. leasing transactions. See Note 9 to the Consolidated Financial Statements for further discussion.

Discontinued operations

(Dollars in millions)	2009	2008
Pre-tax income	**$ 21**	$ -
Tax provision	**(29)**	(28)
Loss from discontinued operations, net of tax	**$ (8)**	$ (28)

The 2009 net loss includes $10 million of pre-tax income ($6 million net of tax) for a bankruptcy settlement received during 2009 and $11 million of pre-tax income ($7 million net of tax) related to the expiration of an indemnity agreement associated with the sale of a former subsidiary. This income was more than offset by the accrual of interest on uncertain tax positions. The 2008 net loss of $28 million includes an accrual of tax and interest on uncertain tax positions. See Note 2 to the Consolidated Financial Statements for further discussion.

Noncontrolling interests (Preferred stock dividends of subsidiaries)

(Dollars in millions)	2009	2008	% change
	$ 21	$ 21	3%

Noncontrolling interests includes dividends paid to preferred stockholders in subsidiary companies. 2009 included an expense of $3 million associated with the redemption of $375 million of variable term voting preferred stock during the year. 2008 included a net expense of $2 million associated with the redemption of $10 million of 9.11% Cumulative Preferred Stock. See Note 10 to the Consolidated Financial Statements for further discussion.

Results of Operations 2008 Compared to 2007

Business segment results

The following table shows revenue and earnings before interest and taxes ("EBIT") in 2008 and 2007 by business segment. We use EBIT, a non-GAAP measure, to determine our segment profitability. Refer to the reconciliation of segment amounts to income from continuing operations before income taxes in Note 18 to the Consolidated Financial Statements.

Results have been reclassified to conform to the current year presentation. Refer to Note 18 to the Consolidated Financial Statements for further detail on these changes.

(Dollars in millions)	Revenue 2008	Revenue 2007	Revenue % change	EBIT 2008	EBIT 2007	EBIT % change
U.S. Mailing	**$ 2,250**	$ 2,409	(7)%	**$ 890**	$ 967	(8)%
International Mailing	**1,134**	1,070	6%	**185**	162	14%
Production Mail	**616**	623	(1)%	**82**	74	10%
Software	**400**	326	23%	**28**	37	(23)%
Mailstream Solutions	**4,400**	4,428	(1)%	**1,185**	1,240	(4)%
Management Services	**1,172**	1,135	3%	**70**	76	(8)%
Mail Services	**542**	441	23%	**69**	57	22%
Marketing Services	**148**	126	18%	**21**	7	205%
Mailstream Services	**1,862**	1,702	9%	**160**	140	15%
Total	**$ 6,262**	$ 6,130	2%	**$ 1,345**	$ 1,380	(3)%

Mailstream Solutions revenue decreased 1% to $4.4 billion and EBIT decreased 4% to $1.2 billion, compared to the prior year. Within Mailstream Solutions:

U.S. Mailing's revenue decreased 7% due to lower equipment placements, rental revenue, and lower financing revenue. The lower equipment revenues were driven in part by the prior year benefits from the sale of mailing equipment shape-based upgrade kits and by customer buying decisions influenced by uncertainty created by weak economic conditions. U.S. Mailing's EBIT decreased 8% principally due to the lower revenue growth, but was partly offset by positive impacts of our ongoing actions to reduce costs and streamline operations.

International Mailing's revenue grew by 6% and benefited 2% from favorable foreign currency translation and 1% from acquisitions. Revenue growth benefited from strong growth in France, Germany, Norway and other parts of Europe as well as in Latin America; and continued growth in supplies. International Mailing's EBIT grew 14% as improved EBIT margins resulted from the Company's actions over the last two years to reduce costs through the outsourcing of manufacturing and the consolidation of back office operations.

Worldwide revenue for Production Mail decreased 1% due to lower equipment sales in the U.S., parts of Europe and Latin America as economic uncertainty slowed large-ticket capital expenditures by many large enterprises worldwide. This decrease was partly offset by continued strong demand in the U.K. and France for high-speed, intelligent inserting systems. Production Mail's EBIT increased 10% due to ongoing actions to reduce administrative costs and improve gross margins in anticipation of a slowing capital investment environment.

Software revenue increased 23% from prior year, driven by the positive impact of acquisitions of 20%. Software sales increased outside of the U.S., but declined within the U.S. driven by the economic uncertainty, which has resulted in fewer large-ticket licensing deals than in the prior year as customers assess the overall business environment. Software's EBIT decreased 23% primarily due to the lower revenues in the U.S., product mix and the planned investments in the expansion of the Company's distribution channel and globalization of its research and development infrastructure.

Mailstream Services revenue increased 9% to $1.9 billion and EBIT increased 15% to $160 million, compared to the prior year. Within Mailstream Services:

Management Services revenue grew 3% driven by acquisitions, which contributed 6% to segment revenue growth. The segment's revenue growth was partially offset by lower print and transaction volumes for some customers, especially in the U.S. financial services sector. Management Services EBIT decreased 8% due to weakness in our management services businesses outside the U.S., particularly in the U.K. and Germany. These decreases were partially offset by actions taken to reduce the fixed cost structure of its U.S. operations.

Mail Services revenue grew 23% due to continued growth in presort and international mail services of 14% and acquisitions, which contributed 10% to segment revenue growth. Mail Services EBIT increased 22% as a result of operating leverage from an increase in mail volume and increased operating efficiency, partly offset by the integration costs associated with acquisitions in the U.S. and U.K.

Marketing Services revenue grew 18% driven primarily by higher volumes in our mover-source program, partially offset by the company's planned phased exit from the motor vehicle registration services program. Marketing Services EBIT increased to $21 million in 2008 from $7 million in 2007 driven by higher volumes in the Company's mover-source program and its phased exit from the motor vehicle registration services program.

Revenue by source

(Dollars in millions)	**2008**	2007	% change
Equipment sales	**$ 1,252**	$ 1,336	(6)%
Supplies	**392**	393	- %
Software	**424**	346	23 %
Rentals	**728**	739	(1)%
Financing	**773**	790	(2)%
Support services	**769**	761	1 %
Business services	**1,924**	1,765	9 %
Total revenue	**$ 6,262**	$ 6,130	2 %

Equipment sales revenue decreased 6% compared to the prior year. Lower sales of equipment in U.S. Mailing were primarily due to the postal rate case in 2007, which resulted in incremental sales of mailing equipment shape-based upgrade kits during that period and pulled sales forward from 2008, weakening global economic conditions, and product shift toward smaller, fully featured postage machines. International sales revenue, excluding the positive impact from foreign currency of 2% and acquisitions of 2%, increased 2% principally due to a postal rate change in the first quarter of 2008 in France, combined with higher equipment placements throughout Europe. Foreign currency translation contributed an overall favorable impact of 1% to equipment sales revenue.

Supplies revenue in 2008 was flat compared to the prior year. The decline of supplies revenue in the U.S was due to lower volumes, offset by an increase in supplies revenue in Europe as our customers continue to migrate to digital technology. Foreign currency translation contributed 1% to supplies revenue.

Software revenue increased by 23% from the prior year primarily driven by acquisitions which contributed 19% to revenue growth and strong international demand for our location intelligence and customer communication software solutions. Foreign currency translation had a negative impact of 2%.

Rentals revenue decreased 1% compared to the prior year. Favorable foreign currency translation of 1% and higher demand in France were offset by lower revenue in the U.S., as our customers continue to downsize to smaller, fully featured machines.

Financing revenue decreased 2% compared to the prior year. Lower equipment sales have resulted in a corresponding decline in the U.S. lease portfolio.

Support services revenue increased 1% from the prior year primarily due to the favorable impact of foreign currency translation of 1%. Renewals and pricing increases offset the impact of customers down-sizing their equipment.

Business services revenue increased 9% from the prior year, of which acquisitions contributed 7%. The additional growth was driven by higher revenues in Mail Services and Marketing Services, partly offset by lower transaction volumes in Management Services.

Costs and expenses

(Dollars in millions)			Percentage of Revenue	
	2008	2007	**2008**	2007
Cost of equipment sales	**$ 663**	$ 697	**53.0%**	52.2%
Cost of supplies	**$ 104**	$ 107	**26.5%**	27.1%
Cost of software	**$ 101**	$ 82	**23.9%**	23.7%
Cost of rentals	**$ 154**	$ 171	**21.1%**	23.2%
Financing interest expense	**$ 110**	$ 127	**14.3%**	16.0%
Cost of support services	**$ 448**	$ 433	**58.3%**	56.9%
Cost of business services	**$ 1,486**	$ 1,357	**77.2%**	76.9%
Selling, general and administrative	**$ 1,971**	$ 1,930	**31.5%**	31.5%
Research and development	**$ 206**	$ 186	**3.3%**	3.0%

Cost of equipment sales as a percentage of revenue increased to 53.0% in 2008 compared with 52.2% in the prior year, primarily due to the increase in mix of lower margin equipment sales outside the U.S. and the prior year sales of high margin upgrade kits.

Cost of supplies as a percentage of revenue decreased to 26.5% in 2008 compared with 27.1% in the prior year. This variance is driven by a change in the mix of business.

Cost of software as a percentage of revenue increased to 23.9% in 2008 compared with 23.7% in the prior year primarily due to a change in the mix of business.

Cost of rentals as a percentage of revenue decreased to 21.1% in 2008 compared with 23.2% in the prior year primarily due to lower depreciation costs related to the transition of our product line.

Financing interest expense as a percentage of revenue was 14.3% in 2008 compared with 16.0% in the prior year due to lower interest rates. In computing our financing interest expense, which represents our cost of borrowing associated with the generation of financing revenues, we assumed a 10:1 leveraging ratio of debt to equity and applied our overall effective interest rate to the average outstanding finance receivables.

Cost of support services as a percentage of revenue increased to 58.3% in 2008 compared with 56.9% in the prior year. Improvements in our Production Mail segment due to the impact of our transition initiatives were more than offset by higher service costs in our U.S. and International Mailing businesses.

Cost of business services as a percentage of revenue was 77.2% in 2008 compared with 76.9% in the prior year. For Mail Services, continued integration costs associated with the current year acquisitions of a multi-site presort operation in the U.S. and U.K. were more than offset by the successful integration of other recently acquired sites and productivity improvements.

Selling, general and administrative expenses, as a percentage of total revenue, remained flat at 31.5%. The benefits gained from our transition initiatives were offset by lower revenue growth and a shift in the mix of our business as well as higher credit loss expenses in the U.S. Software, which is continuing to become a larger portion of our overall business, has a relatively higher selling, general and administrative expense ratio.

Research and development expenses increased $20 million, or 11%, as we continue to invest in developing new technologies, enhancing our products, and expanding our offshore development capabilities. R&D expenses as a percentage of total revenue increased to 3.3% in 2008 from 3.0% in 2007.

Other interest expense

(Dollars in millions)	**2008**	2007	% change
	$ 119	$ 124	(4)%

Other interest expense decreased $5 million or 4%, from prior year due to lower average interest rates during the year.

We do not allocate other interest expenses to our business segments.

Income taxes / effective tax rate

2008	2007
34.3%	42.4%

The effective tax rate declined 8.1% in 2008 primarily as a result of a $54 million tax charge in 2007 related principally to a valuation allowance for certain deferred tax assets and tax rate changes outside the U.S.

Discontinued operations

(Dollars in millions)	**2008**	2007
Pre-tax income	**$ -**	$ -
Tax provision	**(28)**	6
(Loss) gain from discontinued operations, net of tax	**$ (28)**	$ 6

The net loss in 2008 includes accruals of tax and interest on uncertain tax positions. The 2007 net gain includes a benefit of $11 million and the accrual of $6 million of interest expense, both related to uncertain tax positions.

Noncontrolling interests (Preferred stock dividends of subsidiaries)

(Dollars in millions)	**2008**	2007	% change
	$ 21	$ 19	8%

Noncontrolling interests includes dividends paid to preferred stockholders in subsidiary companies. In August 2008, we redeemed 100% of the outstanding Cumulative Preferred Stock issued previously by a subsidiary company for $10 million. This redemption resulted in a net loss of $2 million accounting for the year over year increase.

Restructuring Charges and Asset Impairments

We recorded pre-tax restructuring charges and asset impairments of $49 million and $200 million for the years ended December 31, 2009 and 2008, respectively.

2009 Program

In 2009, we announced that we are undertaking a series of initiatives that are designed to transform and enhance the way we operate as a global company. In order to enhance our responsiveness to changing market conditions, we are executing a strategic transformation program designed to create improved processes and systems to further enable us to invest in future growth in areas such as our global customer interactions and product development processes. This program is expected to continue into 2012 and will result in the reduction of up to 10 percent of the positions in the company. We expect the total pre-tax cost of this program will be in the range of $250 million to $350 million primarily related to severance and benefit costs incurred in connection with such workforce reductions. Most of the total pre-tax costs will be cash-related charges. Currently, we are targeting annualized benefits, net of system and related investments, in the range of at least $150 million to $200 million on a pre-tax basis. These costs and the related benefits will be recognized as different actions are approved and implemented.

During 2009, we recorded pre-tax restructuring charges of $68 million, of which $56 million related to severance and benefit costs and $12 million related to other exit costs associated with this new transformation project. As of December 31, 2009, 548 employee terminations have occurred. The majority of the liability at December 31, 2009 is expected to be paid during the next twelve months from cash generated from operations.

Pre-tax restructuring reserves at December 31, 2009 for the restructuring actions taken in connection with the 2009 program are composed of the following:

2009 Program

	Balance at December 31, 2008	**Expenses**	**Cash payments**	**Non-cash charges**	**Balance at December 31, 2009**
Severance and benefit costs	$ -	**$ 56**	**$ (10)**	**$ -**	**$ 46**
Other exit costs	-	**12**	**(5)**	**-**	**7**
Total	$ -	**$ 68**	**$ (15)**	**$ -**	**$ 53**

2007 Program

We announced a program in November 2007 to lower our cost structure, accelerate efforts to improve operational efficiencies, and transition our product line. The program included charges primarily associated with older equipment that we had stopped selling upon transition to the new generation of fully digital, networked, and remotely-downloadable equipment.

In 2009, we recorded a pre-tax adjustment to restructuring charges and asset impairments for $19 million due to lower than anticipated charges associated with the program announced in November 2007.

In 2008, we recorded pre-tax restructuring charges and asset impairments of $200 million, the majority of which related to the program announced in November 2007. These charges included severance and benefit costs of $118 million, asset impairment charges related to older technology equipment of $29 million and other assets of $2 million. Other exit costs of $35 million related primarily to lease termination fees, facility closing costs, contract cancellation costs and outplacement costs.

Additional asset impairments, unrelated to restructuring, were also recorded in 2008 and related to intangible assets of $16 million principally due to a loss of a customer in one of our marketing consulting businesses and the ongoing shift in market conditions for the litigation support vertical in our Management Services business.

As of December 31, 2009, 2,999 terminations have occurred under this program. The majority of the liability at December 31, 2009 is expected to be paid during the next twelve months from cash generated from operations.

Pre-tax restructuring reserves at December 31, 2009 for the restructuring program announced in November 2007 are composed of the following:

2007 Program

	Balance at December 31, 2008	**Expenses**	**Cash payments**	**Non-cash charges**	**Balance at December 31, 2009**
Severance and benefit costs	$ 108	**$ (15)**	**$ (78)**	**$ -**	**$ 15**
Asset impairments	-	**(4)**	**-**	**4**	**-**
Other exit costs	33	**-**	**(12)**	**-**	**21**
Total	$ 141	**$ (19)**	**$ (90)**	**$ 4**	**$ 36**

	Balance at December 31, 2007	Expenses	Cash payments	Non-cash charges	Balance at December 31, 2008
Severance and benefit costs	$ 81	$ 118	$ (91)	$ -	$ 108
Asset impairments	-	47	-	(47)	-
Other exit costs	6	35	(8)	-	33
Total	$ 87	$ 200	$ (99)	$ (47)	$ 141

Acquisitions

There were no acquisitions during 2009.

On April 21, 2008, we acquired Zipsort, Inc. for $40 million in cash, net of cash acquired. Zipsort, Inc. acts as an intermediary between customers and the U.S. Postal Service. Zipsort, Inc. offers mailing services that include presorting of first class, standard class, flats, permit and international mail as well as metering services. We assigned the goodwill to the Mail Services segment.

During 2008, we also completed several smaller acquisitions, the costs of which were $30 million. These acquisitions did not have a material impact on our financial results. See Note 3 to the Consolidated Financial Statements for further details.

We accounted for these acquisitions using the purchase method of accounting and accordingly, the operating results of these acquisitions have been included in our consolidated financial statements since the date of acquisition. Acquisitions made in 2008 did not materially impact our diluted earnings per share for the year. See Note 3 to the Consolidated Financial Statements for further discussion on acquisitions.

Liquidity and Capital Resources

We believe that cash flow from operations, existing cash and liquid investments, as well as borrowing capacity under our commercial paper program, the existing credit facility and debt capital markets should be sufficient to finance our capital requirements and to cover our customer deposits. Our potential uses of cash include but are not limited to the following: growth and expansion opportunities; internal investments; customer financing; restructuring payments; tax payments; interest and dividend payments; pension and other benefit plan funding; acquisitions; and share repurchase program.

We continue to review our liquidity profile. We have carefully monitored for material changes in the creditworthiness of those banks acting as derivative counterparties, depository banks or credit providers to us through credit ratings and the credit default swap market. We have determined that there has not been a material variation in the underlying sources of cash flows currently used to finance the operations of the company. To date, we have had consistent access to the commercial paper market.

Cash Flow Summary

The change in cash and cash equivalents is as follows:

(Dollars in millions)

	2009	2008
Cash provided by operating activities	**$ 824**	$ 1,009
Cash used in investing activities	**(172)**	(234)
Cash used in financing activities	**(626)**	(761)
Effect of exchange rate changes on cash	**10**	(15)
Increase (decrease) in cash and cash equivalents	**$ 36**	$ (1)

2009 Cash Flows

Net cash provided by operating activities consisted primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. The strong cash flow provided by operations for 2009 is primarily due to the decrease in finance receivables and accounts receivable of $207 million and $84 million, respectively, primarily due to lower sales volumes as well as an increase in current and non-current income taxes of $86 million due to the timing of tax payments. Partially offsetting these positive impacts was a reduction in accounts payable and accrued liabilities of $127 million, primarily due to timing of payments, $125 million for voluntary pension plan contributions and $105 million for restructuring payments associated with the programs initiated in 2007 and 2009.

Net cash used in investing activities consisted primarily of capital expenditures of $167 million for rental and other assets utilized in our operations.

Net cash used in financing activities was $626 million and consisted primarily of dividends paid to common stockholders of $298 million, a net reduction of debt of $242 million, and a net cash outflow associated with the issuance and redemption of preferred stock issued by a subsidiary of $79 million.

2008 Cash Flows

Net cash provided by operating activities consisted primarily of net income adjusted for non-cash items and changes in operating assets and liabilities. The strong cash flow provided by operations for 2008 is primarily due to the timing of tax payments, which favorably contributed $122 million, and the receipt of $44 million related to the unwind of an interest rate swap, which is described in further detail in Note 8 to the Consolidated Financial Statements. Partially offsetting these positive impacts were restructuring payments of $103 million associated with the program initiated in 2007 and a reduction in accounts payable and accrued liabilities of $77 million, primarily due to timing of these payments.

Net cash used in investing activities consisted of capital expenditures of $237 million primarily for rental assets and acquisitions of $68 million partially offset by proceeds from short-term and other investments of $36 million, and increased reserve account balances for customer deposits of $33 million.

Net cash used in financing activities was $761 million and consisted primarily of stock repurchases of $333 million, dividends paid to common stockholders of $292 million, and a net payment of debt of $125 million, which was partly offset by proceeds of $20 million from the issuance of common stock associated with employee stock plans. We also paid $10 million associated with the redemption of 100% of the outstanding Cumulative Preferred Stock issued previously by a subsidiary company.

Capital Expenditures

During 2009, capital expenditures included net additions of $85 million to property, plant and equipment and $82 million in net additions to rental equipment and related inventories compared with $122 million and $115 million, respectively, in 2008. The decrease in spend on property, plant and equipment and net additions to rental equipment and related inventories is due to lower new meter placements in 2009 and tighter control over capital spending.

Financings and Capitalization

We have a commercial paper program that is a significant source of liquidity for the Company. During 2009, we continued to have consistent access to the commercial paper market. As of December 31, 2009, we had $221 million of outstanding commercial paper issuances. We also have a committed line of credit of $1.5 billion which supports commercial papers issuance and is provided by a syndicate of 16 banks until 2011. As of December 31, 2009, this line of credit had not been drawn down. We are a Well-Known

Seasoned Issuer with the SEC which allows us to issue debt securities, preferred stock, preference stock, common stock, purchase contracts, depositary shares, warrants and units.

On September 15, 2009, we repaid the 8.55% notes with a $150 million face value at their maturity. The repayment of these notes was funded through cash generated from operations and issuance of commercial paper. No additional long-term notes will mature until 2012.

On June 29, 2009, we entered into an interest rate swap for an aggregate notional amount of $100 million to effectively convert our interest payments on a portion of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 249 basis points. In July 2009, we entered into three additional interest rate swaps for an aggregate notional amount of $300 million to effectively convert our interest payments on the remainder of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 248 basis points for $100 million notional amount and one month LIBOR plus 250 basis points for $200 million notional amount.

On March 2, 2009, we issued $300 million of 10-year fixed-rate notes with a coupon rate of 6.25%. The interest is paid semi-annually beginning September 15, 2009. The notes mature on March 15, 2019. We simultaneously unwound four forward starting swap agreements (forward swaps) used to hedge the interest rate risk associated with the forecasted issuance of the fixed-rate debt. The unwind of the derivatives resulted in a loss (and cash payment) of $20.3 million which was recorded to other comprehensive income, net of tax, and will be amortized to net interest expense over the 10-year term of the notes. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

On March 4, 2008, we issued $250 million of 10-year fixed-rate notes with a coupon rate of 5.60%. The interest is paid semi-annually beginning September 15, 2008. The notes mature on March 15, 2018. We simultaneously entered into two interest rate swaps for a total notional amount of $250 million to convert the fixed rate debt to a floating rate obligation bearing interest at 6 month LIBOR plus 111.5 basis points. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper and repurchase of our stock.

During 2009, we voluntarily contributed a total of $125 million in cash to our global defined benefit pension plans in excess of legally required minimum contributions to increase the funding levels of the plans. Specifically, $100 million was contributed to the U.S. qualified plan and $25 million to certain foreign qualified plans. The voluntary contributions were funded by cash flows from operations and the issuance of commercial paper.

During 2009, the Board of Directors approved and adopted a resolution amending both U.S. pension plans, the Pitney Bowes Pension Plan and the Pitney Bowes Pension Restoration Plan, to provide that benefit accruals as of December 31, 2014, will be determined and frozen and no future benefit accruals under the plans will occur after that date.

In October 2009, Pitney Bowes International Holdings, Inc. ("PBIH"), a subsidiary of the Company, issued $300 million of perpetual voting preferred stock to certain outside institutional investors. These preferred shares are entitled to 25% of the combined voting power of all classes of capital stock of PBIH. All outstanding common stock of PBIH, representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock is entitled to cumulative dividends at a rate of 6.125% for a period of 7 years after which they become callable and, if remain outstanding, will yield a dividend that increases by 150% every six months thereafter.

In October 2009, PBIH redeemed $344 million of its existing variable term voting preferred stock. The redemption was funded by a combination of the issuance of the $300 million perpetual voting preferred stock and commercial paper.

In December 2009, PBIH redeemed the remaining $31 million of its existing variable term voting preferred stock. The redemption was funded by cash flows from operations and the issuance of commercial paper.

We believe our financing needs in the short and long-term can be met from cash generated internally, the issuance of commercial paper, debt issuance under our effective shelf registration statement and borrowing capacity under our existing credit agreements. Information on debt maturities is presented in Note 8 to the Consolidated Financial Statements.

Contractual Obligations and Off-Balance Sheet Arrangements

The following summarizes our known contractual obligations at December 31, 2009 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods:

Contractual Obligations	**Payments due by period**				
(Dollars in millions)	**Total**	Less than 1 year	1-3 years	3-5 years	More than 5 years
Commercial paper borrowings	**$ 221**	$ 221	$ -	$ -	$ -
Long-term debt and current portion of long-term debt	**4,175**	-	550	825	2,800
Non-cancelable operating lease obligations	**322**	110	136	53	23
Interest payments on debt	**1,762**	185	371	327	879
Capital lease obligations	**14**	6	6	2	-
Purchase obligations (1)	**325**	244	68	13	-
Other non-current liabilities (2)	**616**	-	114	43	459
Total	**$ 7,435**	$ 766	$ 1,245	$ 1,263	$ 4,161

(1) Purchase obligations include unrecorded agreements to purchase goods or services that are enforceable and legally binding upon us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase obligations exclude agreements that are cancelable without penalty.

(2) Other non-current liabilities relate primarily to our postretirement benefits. See Note 19 to the Consolidated Financial Statements.

The amount and period of future payments related to our income tax uncertainties cannot be reliably estimated and, therefore, is not included in the above table. See Note 9 to the Consolidated Financial Statements for further details.

Critical Accounting Estimates

We have identified the policies below as critical to our business operations and to the understanding of our results of operations. We have discussed the impact and any associated risks on our results of operations related to these policies throughout the MD&A. For a detailed discussion on the application of these and other accounting policies, see Note 1 to the Consolidated Financial Statements.

The preparation of our financial statements in conformity with GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. These estimates include, but are not limited to, customer cancellations, bad debts, inventory obsolescence, residual values of leased assets, useful lives of long-lived assets and intangible assets, impairment of goodwill, warranty obligations, restructuring, pensions and other postretirement benefits, contingencies and litigation, and allocation of purchase price to tangible and intangible assets acquired in business combinations. Our actual results could differ from those estimates and assumptions. We believe the assumptions and estimates used are reasonable and appropriate in accordance with GAAP.

Revenue recognition

Multiple element and internal financing arrangements

We derive our revenue from multiple sources including sales, rentals, financing and services. Certain of our transactions are consummated at the same time and can therefore generate revenue from multiple sources. The most common form of these transactions involves a non-cancelable equipment lease, a meter rental and an equipment maintenance agreement. As a result, we are required to determine whether the deliverables in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, and if so, how the price should be allocated among the delivered elements and when to recognize revenue for each element.

In multiple element arrangements, we recognize revenue for each of the elements based on their respective fair values in accordance with the accounting guidance for revenue arrangements with multiple deliverables. We recognize revenue for delivered elements only when the fair values of undelivered elements are known and uncertainties regarding customer acceptance are resolved. Our allocation of the fair values to the various elements does not change the total revenue recognized from a transaction, but impacts the timing of revenue recognition. Revenue is allocated to the meter rental and equipment maintenance agreement elements first using their respective fair values, which are determined based on prices charged in standalone and renewal transactions. Revenue is then allocated to the equipment based on the present value of the remaining minimum lease payments. We then compare the allocated equipment fair value to the range of cash selling prices in standalone transactions during the period to ensure the allocated equipment fair value approximates average cash selling prices.

We provide lease financing for our products primarily through sales-type leases. We classify our leases in accordance with the lease accounting guidance. The vast majority of our leases qualify as sales-type leases using the present value of minimum lease payments classification criteria. We believe that our sales-type lease portfolio contains only normal collection risk. Accordingly, we record the fair value of equipment as sales revenue, the cost of equipment as cost of sales and the minimum lease payments plus the estimated residual value as gross finance receivables. The difference between the gross finance receivable and the equipment fair value is recorded as unearned income and is amortized as income over the lease term using the interest rate implicit in the lease.

Equipment residual values are determined at inception of the lease using estimates of equipment fair value at the end of the lease term. Estimates of future equipment fair value are based primarily on our historical experience. We also consider forecasted supply and demand for our various products, product retirement and future product launch plans, end of lease customer behavior, regulatory changes, remanufacturing strategies, used equipment markets, if any, competition and technological changes. We evaluate residual values on an annual basis or as changes to the above considerations occur.

See Note 1 to the Consolidated Financial Statements for our accounting policies on revenue recognition.

Allowances for doubtful accounts and credit losses

Allowance for doubtful accounts

We estimate our accounts receivable risks and provide allowances for doubtful accounts accordingly. We evaluate the adequacy of the allowance for doubtful accounts based on our historical loss experience, length of time receivables are past due, adverse situations that may affect a customer's ability to pay and prevailing economic conditions. We make adjustments to our allowance if our evaluation of allowance requirements differs from our actual aggregate reserve. This evaluation is inherently subjective because our estimates may be revised as more information becomes available.

Allowance for credit losses

We estimate our finance receivables risks and provide allowances for credit losses accordingly. We establish credit approval limits based on the credit quality of our customers and the type of equipment financed. We charge finance receivables to the allowance for credit losses after collection efforts are exhausted and we deem the account uncollectible. We base credit decisions primarily on a customer's financial strength. We believe that our concentration of credit risk for finance receivables in our internal financing division is limited because of our large number of customers, small account balances and customer geographic and industry diversification. Our general policy for finance receivables contractually past due for over 120 days is to discontinue revenue recognition. We resume revenue recognition when payments reduce the account to 60 days or less past due.

We evaluate the adequacy of allowance for credit losses based on our historical loss experience, the nature and volume of our portfolios, adverse situations that may affect a customer's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. We make adjustments to our allowance for credit losses if the evaluation of reserve requirements differs from the actual aggregate reserve. This evaluation is inherently subjective because our estimates may be revised as more information becomes available.

Accounting for income taxes

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. When we prepare our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision for our taxes in accordance with the accounting for income taxes guidance.

In 2007, we adopted guidance addressing accounting for uncertainty in income taxes. The guidance defines the confidence level that a tax position must meet in order to be recognized in the financial statements. The guidance requires a two-step approach under which the tax effect of a position is recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement of the tax position. This is a different standard for recognition than the approach previously required. Both approaches require us to exercise considerable judgment and estimates are inherent in both processes.

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we operate and account for the related financial statement implications. We have established tax reserves which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. We adjust the amount of reserves when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

Based on our 2009 income from continuing operations before income taxes, a 1% change in our effective tax rate would impact income from continuing operations by approximately $7 million.

Goodwill and long-lived assets

Useful lives of long-lived assets

We depreciate property, plant and equipment and rental property and equipment principally using the straight-line method over the estimated useful lives: machinery and equipment principally 3 to 15 years and buildings up to 50 years. We amortize properties leased under capital leases on a straight-line basis over the primary lease terms. We amortize capitalized costs related to internally developed software using the straight-line method over the estimated useful life, which is principally 3 to 10 years. Intangible assets with finite lives are amortized over their estimated useful lives, which are principally 4 to 15 years, using the straight-line method or an accelerated attrition method. Our estimates of useful lives could be affected by changes in regulatory provisions, technology or business plans.

Impairment review

We evaluate the recoverability and, if necessary, the fair value of our long-lived assets, including intangible assets, on an annual basis or as circumstances warrant. We derive the cash flow estimates that are incorporated into the analysis from our historical experience and our future long-term business plans and, if necessary, apply an appropriate discount rate to assist in the determination of its fair value. In addition, we used quoted market prices when available and appraisals as appropriate to assist in the determination of fair value.

Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist at the reporting unit level. Our goodwill impairment review requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. We use a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses, to determine the fair value of our reporting units. We derive the cash flow estimates from our historical experience and our future long-term business plans and apply an appropriate discount rate.

Changes in the estimates and assumptions incorporated into the long-lived asset and goodwill assessments could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. For 2009, based upon our impairment reviews for goodwill and long-lived assets, where appropriate, no impairments were identified.

During the review of our 2009 annual goodwill impairment test, the calculated fair values for all of our reporting units were considered substantially in excess of the respective reporting unit's carrying value, with the exception of one reporting unit. This reporting unit, which represents the international operations of our Management Services segment, had a calculated fair value 14% in excess of its carrying value. At December 31, 2009, the carrying value of this reporting unit included an allocation of goodwill of $136 million. The calculated fair value of each of our reporting units was based on a combination of inputs and assumptions. These inputs and assumptions include projections of future cash flows, discount rates, growth rates and applicable earnings multiples of competitors.

See Note 14 to the Consolidated Financial Statements for further details on our restructuring charges and asset impairments recorded in 2009 and 2008. We believe that we have no unrecorded asset impairments at December 31, 2009. However, future events and circumstances, some of which are described below, may result in an impairment charge:

- Changes in postal regulations governing the types of meters allowable for use.
- New technological developments that provide significantly enhanced benefits over current technology.
- Significant ongoing negative economic or industry trends.
- Changes in our business strategy that alters the expected usage of the related assets.
- Future economic results that are below our expectations used in the current assessments.

Pension benefits

Assumptions and estimates

The valuation and calculation of our net pension expense, assets and obligations are dependent on various assumptions and estimates. We make assumptions relating to discount rate, rate of compensation increase, expected return on plan assets and other factors. These assumptions are evaluated and updated annually and are described in further detail in Note 19 to the Consolidated Financial Statements. The following assumptions relate to our U.S. qualified pension plan, which is our largest plan. We determine our discount rate for the U.S. retirement benefit plan by using a model that discounts each year's estimated benefit payments by an applicable spot rate. These spot rates are derived from a yield curve created from a large number of high quality corporate bonds. Accordingly, our discount rate assumption was 5.75% at December 31, 2009 and 6.05% at December 31, 2008. The rate of compensation increase assumption reflects our actual experience and best estimate of future increases. Our estimate of the rate of compensation increase was 3.50% at December 31, 2009 and 4.25% at December 31, 2008. Our expected return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolio after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. The overall expected rate of return for the portfolio is determined based on the target asset allocations for each asset class, adjusted for historical and expected experience of active portfolio management results, when compared to the benchmark returns. When assessing the expected future returns for the portfolio, we place more emphasis on the expected future returns than historical returns. Our expected return on plan assets assumption was 8.0% at December 31, 2009 and 2008.

Sensitivity to changes in assumptions:

U.S. Pension Plan

- Discount rate – a 0.25% increase in the discount rate would decrease annual pension expense by approximately $2.4 million and would lower the projected benefit obligation by $39.2 million.
- Rate of compensation increase – a 0.25% increase in the rate of compensation increase would increase annual pension expense by approximately $0.6 million.
- Expected return on plan assets – a 0.25% increase in the expected return on assets of our principal plans would decrease annual pension expense by approximately $3.9 million.

The following assumptions relate to our U.K. qualified pension plan, which is our largest foreign plan. We determine our discount rate for the U.K. retirement benefit plan by using a model that discounts each year's estimated benefit payments by an applicable spot rate. These spot rates are derived from a yield curve created from a large number of high quality corporate bonds. Accordingly, our discount rate assumption was 5.70% at December 31, 2009 and 6.3% at December 31, 2008. The rate of compensation increase assumption reflects our actual experience and best estimate of future increases. Our estimate of the rate of compensation increase was 3.50% at December 31, 2009 and 4.3% at December 31, 2008. Our expected return on plan assets is determined based on historical portfolio results, the plan's asset mix and future expectations of market rates of return on the types of assets in the plan. Our expected return on plan assets assumption was 7.50% and 7.25% at December 31, 2009 and 2008, respectively.

U.K. Pension Plan

- Discount rate – a 0.25% increase in the discount rate would decrease annual pension expense by approximately $1.4 million and would lower the projected benefit obligation by $15.4 million.
- Rate of compensation increase – a 0.25% increase in the rate of compensation increase would increase annual pension expense by approximately $0.4 million.
- Expected return on plan assets – a 0.25% increase in the expected return on assets of our principal plans would decrease annual pension expense by approximately $0.7 million.

Delayed recognition principles

In accordance with the retirement benefits accounting guidance, actual pension plan results that differ from our assumptions and estimates are accumulated and amortized over the estimated future working life of the plan participants and will therefore affect pension expense recognized and obligations recorded in future periods. We also base our net pension expense primarily on a market related valuation of plan assets. In accordance with this approach, we recognize differences between the actual and expected return on plan assets primarily over a five-year period and as a result future pension expense will be impacted when these previously deferred gains or losses are recorded.

Investment related risks and uncertainties

We invest our pension plan assets in a variety of investment securities in accordance with our strategic asset allocation policy. The composition of our U.S. pension plan assets at December 31, 2009 was approximately 54% equity securities, 38% fixed income securities, 4% real estate investments and 4% private equity investments. The composition of our U.K. pension plan assets at December 31, 2009 was approximately 67% equity securities, 32% fixed income securities and 1% cash. Investment securities are exposed to various risks such as interest rate, market and credit risks. In particular, due to the level of risk associated with equity securities, it is reasonably possible that changes in the values of such investment securities will occur and that such changes could materially affect our future results.

New Accounting Pronouncements

Revenue Recognition
In September 2009, new guidance was introduced addressing the accounting for revenue arrangements with multiple elements and certain revenue arrangements that include software. The new literature will allow companies to allocate consideration in a multiple element arrangement in a way that better reflects the economics of the transaction. This will result in the elimination of the residual method. In addition, tangible products that have software components that are "essential to the functionality" of the tangible product will be scoped out of the software revenue guidance. The new guidance will also result in more expansive disclosures. The new guidance will be effective on January 1, 2011, with early adoption permitted. We are currently evaluating the impact of adopting the new guidance.

Pension Disclosures
On December 31, 2009, we adopted new accounting guidance requiring more detailed disclosures about employers' postretirement benefit plan assets, including investment strategies, major categories of assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of assets. The Company has complied with the additional disclosure requirements. See Note 19 to the Consolidated Financial Statements for our postretirement benefit plan disclosures.

Noncontrolling Interests
On January 1, 2009, we adopted new accounting guidance on noncontrolling interests. The new guidance addresses the accounting and reporting for the outstanding noncontrolling interest (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also establishes additional disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and of the noncontrolling owners of a subsidiary. The guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests while all other requirements of the guidance are applied prospectively.

Business Combinations
On January 1, 2009, we adopted new accounting guidance on business combinations. The new guidance revises principles and requirements for how a company (a) recognizes and measures in their financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest (previously referred to as minority interest); (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase; and (c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of a business combination. Some of the major impacts of this new guidance include expense recognition for transaction costs and restructuring costs. The adoption of this guidance has not had a material impact on our financial position, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities
On January 1, 2009, we adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacts disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity's financial position, results of operations and cash flows. See Note 13 to the Consolidated Financial Statements for additional information regarding our derivative instruments and hedging activities.

Fair Value Measurements
On January 1, 2008, we adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It was effective for certain financial assets and liabilities on January 1, 2008 and for all nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis on January 1, 2009. The adoption of this guidance has not had a material impact on our financial position, results of operations, or cash flows. See Note 13 to the Consolidated Financial Statements for additional discussion on fair value measurements.

Legal and Regulatory Matters

Legal

See Legal Proceedings in Item 3 of this Form 10-K for information regarding our legal proceedings.

Income taxes

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

We are continually under examination by tax authorities in the United States, other countries and local jurisdictions in which we have operations. The years under examination vary by jurisdiction. The current IRS exam of tax years 2001-2004 is estimated to be completed within the next two years and the examination of years 2005-2008 has commenced. In connection with the 2001-2004 exam, we have received notices of proposed adjustments to our filed returns. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. We are also disputing a formal request from the IRS in the form of a civil summons to provide certain company workpapers. We believe that certain documents being sought should not be produced because they are privileged. A decision by the Rhode Island U.S. District Court in a similar case that supported our position was overturned on appeal by the First Circuit Court of Appeals and the federal judicial circuits are now divided on this issue. The taxpayer in the First Circuit decision has filed a petition for a writ of certiorari with the U.S. Supreme Court requesting review of the First Circuit decision. Also in connection with the 2001-2004 audits, we have entered into a settlement with the IRS regarding the tax treatment of certain lease transactions related to the Capital Services business that we sold in 2006. Prior to 2007, we accrued and paid the IRS the additional tax associated with this settlement. A variety of post-1999 tax years remain subject to examination by other tax authorities, including the U.K., Canada, France, Germany and various U.S. states. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. However, the resolution of such matters could have a material impact on our results of operations, financial position and cash flows.

During 2010, we expect to reverse tax benefits of approximately $15 million associated with the expiration of out-of-the-money vested stock options and the vesting of restricted stock units previously granted to our employees. These write-offs of deferred tax assets will not require the payment of any taxes.

Effects of Inflation and Foreign Exchange

Inflation, although minimal in recent years, continues to affect worldwide economies and the way companies operate. It increases labor costs and operating expenses, and raises costs associated with replacement of fixed assets such as rental equipment. Despite these growing costs, we have generally been able to maintain profit margins through productivity and efficiency improvements, continual review of both manufacturing capacity and operating expense levels, and, where applicable, price increases.

Currency translation decreased our 2009 revenue by approximately 2%. Also, currency translation losses decreased our income before taxes by $13 million. Based on the current contribution from our international operations, a 1% increase in the value of the U.S. dollar would result in a decline in revenue of approximately $16 million and a decline in income from continuing operations before income taxes of approximately $2 million.

Although not affecting income, balance sheet related deferred translation losses of $119 million were recorded in 2009 resulting primarily from the strengthening U.S. dollar as compared to the British pound, Euro and Canadian dollar. During 2008, we recorded deferred translation losses of $305 million resulting primarily from the strengthening U.S. dollar as compared to the British pound, Euro and Canadian dollar. During 2007, we recorded deferred translation gains of $165 million resulting primarily from the stronger British pound, Euro and Canadian dollar, as compared to the U.S. dollar.

The results of our international operations are subject to currency fluctuations. We enter into foreign exchange contracts primarily to reduce our risk of loss from such fluctuations. Exchange rates can also impact settlement of our intercompany receivables and payables that result from transfers of finished goods inventories between our affiliates in different countries, and intercompany loans. See Note 13 to the Consolidated Financial Statements for further details.

At December 31, 2009, we had $924 million, $2 million and $1 million of foreign exchange contracts outstanding maturing in 2010, 2011, and 2012, respectively, to buy or sell various currencies. As a result of the use of derivative instruments, we are exposed to counterparty risk. To mitigate such risks, we enter into contracts with only those financial institutions that meet stringent credit requirements as set forth in our derivative policy. We regularly review our credit exposure balances as well as the creditworthiness of our counterparties. Maximum risk of loss on these contracts is limited to the amount of the difference between the spot rate at the date of the contract delivery and the contracted rate.

Dividends

It is a general practice of our Board of Directors to pay a cash dividend on common stock each quarter. In setting dividend payments, our board considers the dividend rate in relation to our recent and projected earnings and our capital investment opportunities and requirements. We have paid a dividend each year since 1934.

ITEM 7A. – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rate changes and foreign currency fluctuations due to our investing and funding activities and our operations denominated in different foreign currencies.

We manage our exposure to changes in interest rates by limiting its impact on earnings and cash flows and lowering our overall borrowing costs. We use a balanced mix of debt maturities and variable and fixed rate debt together with interest rate swaps to execute our strategy.

Our objective in managing our exposure to foreign currency fluctuations is to reduce the volatility in earnings and cash flows associated with the effect of foreign exchange rate changes on transactions that are denominated in foreign currencies. Accordingly, we enter into various contracts, which change in value as foreign exchange rates change, to protect the value of external and intercompany transactions. The principal currencies actively hedged are the British pound, Canadian dollar and Euro.

We employ established policies and procedures governing the use of financial instruments to manage our exposure to such risks. We do not enter into foreign currency or interest rate transactions for speculative purposes. The gains and losses on these contracts offset changes in the value of the related exposures.

We utilize a "Value-at-Risk" (VaR) model to determine the potential loss in fair value from changes in market conditions. The VaR model utilizes a "variance/co-variance" approach and assumes normal market conditions, a 95% confidence level and a one-day holding period. The model includes all of our debt and all interest rate derivative contracts as well as our foreign exchange derivative contracts associated with forecasted transactions. The model excludes anticipated transactions, firm commitments, and receivables and accounts payable denominated in foreign currencies, which certain of these instruments are intended to hedge.

The VaR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by us, nor does it consider the potential effect of favorable changes in market factors.

During 2009 and 2008, our maximum potential one-day loss in fair value of our exposure to foreign exchange rates and interest rates, using the variance/co-variance technique described above, was not material.

ITEM 8. – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See "Index to Consolidated Financial Statements and Supplemental Data" on Page 38 of this Form 10-K.

ITEM 9. – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) and internal control over financial reporting. The CEO and CFO concluded that such disclosure controls and procedures were effective as of December 31, 2009, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals. Notwithstanding this caution, the CEO and CFO have reasonable assurance that the disclosure controls and procedures were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with internal control policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Management's assessment included evaluating the design of the Company's internal control over financial reporting and testing of the operational effectiveness of the Company's internal control over financial reporting. Based on our assessment, we concluded that, as of December 31, 2009, the Company's internal control over financial reporting was effective based on the criteria issued by COSO in *Internal Control – Integrated Framework.*

PricewaterhouseCoopers LLP, the independent accountants that audited the Company's financial statements included in this Form 10-K, has issued an attestation report on the Company's internal control over financial reporting, which report is included on page 39 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the three months ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, such internal control over financial reporting.

During 2009, we implemented new software to support the Company's accounting for income taxes. This change in our process resulted in changes in our internal controls over financial reporting. We have reviewed the system and the controls affected and made appropriate changes as necessary.

ITEM 9B. – OTHER INFORMATION

None.

PART III

ITEM 10. – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information pertaining to Directors of the Company and the Audit Committee of the Board of Directors is incorporated herein by reference to the sections entitled "Compensation Committee Interlocks and Insider Participation," "Election of Directors," "Security Ownership of Directors and Executive Officers," "Beneficial Ownership," "Report of the Audit Committee" and "Corporate Governance" of the Definitive Proxy Statement to be filed with the Commission pursuant to Regulation 14A in connection with the Company's 2010 Annual Meeting of Stockholders, which is scheduled to be held on May 10, 2010. Such Definitive Proxy Statement will be filed with the Commission not later than 120 days after the conclusion of the Company's fiscal year ended December 31, 2009 and is incorporated herein by reference. Executive officers of the Company are as follows:

Executive Officers of the Registrant as of February 26, 2010

Name	Age	Title	Executive Officer Since
Murray D. Martin	62	Chairman, President and Chief Executive Officer	1998
Leslie Abi-Karam	51	Executive Vice President and President, Mailing Solutions Management	2005
Gregory E. Buoncontri	62	Executive Vice President and Chief Information Officer	2000
Elise R. DeBois	54	Executive Vice President and President, Global Financial Services	2005
David C. Dobson	47	Executive Vice President and President, Pitney Bowes Management Services and Enterprise Sales and Solutions	2008
Patrick J. Keddy	55	Executive Vice President and President, Mailstream International	2005
Michael Monahan	49	Executive Vice President and Chief Financial Officer	2005
Vicki A. O'Meara	52	Executive Vice President and Chief Legal and Compliance Officer	2008
Joseph H. Timko	49	Executive Vice President and Chief Strategy and Innovation Officer	2010
Johnna G. Torsone	59	Executive Vice President and Chief Human Resources Officer	1993

There is no family relationship among the above officers, all of whom have served in various corporate, division or subsidiary positions with the Company for at least the past five years except as described below:

Mr. Timko joined the Company in February 2010 as Executive Vice President and Chief Strategy and Innovation Officer. Prior to joining the Company, Mr. Timko was a partner in the technology / telecom and industrial sector practice at McKinsey & Company.

Mr. Dobson joined the Company in July 2008 as Executive Vice President and Chief Strategy and Innovation Officer. In 2009, he was appointed Executive Vice President and President, Pitney Bowes Management Services and Enterprise Sales and Solutions. Mr. Dobson previously served as the Chief Executive Officer of Corel Corporation, a leading global packaged software company, since June 2005. From February 2004 to June 2005, Mr. Dobson served as Corporate Vice President, Strategy at IBM Corporation, a leading developer and manufacturer of information technologies.

Ms. O'Meara joined the Company in June 2008 as Executive Vice President and Chief Legal and Compliance Officer. Prior to joining the Company, she was President - U.S. Supply Chain Solutions for Ryder System, Inc., a leading transportation and supply chain solutions company. Ms. O'Meara joined Ryder System, Inc. as Executive Vice President and General Counsel in June 1997.

ITEM 11. – EXECUTIVE COMPENSATION

The sections entitled "Directors' Compensation," "Compensation Discussion and Analysis", and "Executive Compensation Tables and Related Narrative" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2010 in connection with the Company's 2010 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 12. – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

EQUITY COMPENSATION PLAN INFORMATION TABLE

The following table provides information as of December 31, 2009 regarding the number of shares of the Company's common stock that may be issued under the Company's equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by security holders	18,921,808	$38.02	15,102,457
Equity compensation plans not approved by security holders	-	-	-
Total	18,921,808	$38.02	15,102,457

The sections entitled "How much stock is owned by directors and executive officers?" and "Security Ownership" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2010 in connection with the Company's 2010 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 13. – CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The sections entitled "Corporate Governance" and "Certain Relationships and Related-Person Transactions" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2010 in connection with the Company's 2010 Annual Meeting of Stockholders are incorporated herein by reference.

ITEM 14. – PRINCIPAL ACCOUNTANT FEES AND SERVICES

The section entitled "Principal Accountant Fees and Services" of the Pitney Bowes Inc. Definitive Proxy Statement to be filed with the Commission on or before March 31, 2010 in connection with the Company's 2010 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

ITEM 15. – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial statements - see Item 8 on page 30 and "Index to Consolidated Financial Statements and Supplemental Data" on page 38 of this Form 10-K.

2. Financial statement schedules - see "Index to Consolidated Financial Statements and Supplemental Data" on page 38 of this Form 10-K.

3. Exhibits (numbered in accordance with Item 601 of Regulation S-K).

Reg. S-K exhibits	Description	Status or incorporation by reference
(3)(a)	Restated Certificate of Incorporation, as amended	Incorporated by reference to Exhibit (3) to Form 10-Q as filed with the Commission on August 14, 1996. (Commission file number 1-3579)
(a.1)	Certificate of Amendment to the Restated Certificate of Incorporation (as amended May 29, 1996)	Incorporated by reference to Exhibit (a.1) to Form 10-K as filed with the Commission on March 27, 1998. (Commission file number 1-3579)
(b)	Pitney Bowes Inc. Amended and Restated By-laws	Incorporated by reference to Exhibit (3)(ii) to Form 10-Q as filed with the Commission on August 6, 2007. (Commission file number 1-3579)
(4)(a)	Preference Share Purchase Rights Agreement dated December 11, 1995 between the Company and Chemical Mellon Shareholder Services, LLC, as Rights Agent, as amended	Incorporated by reference to Exhibit (4) to Form 8-K as filed with the Commission on March 13, 1996. (Commission file number 1-3579)
(a.1)	Certificate of amendment to the Preference Share Purchase Rights Agreement dated December 11, 1995 between the Company and Chemical Mellon Shareholder Services, LLC, as Rights Agent, as amended December 8, 1998	Incorporated by reference to Exhibit (4.4) to Form 8-A/A as filed with the Commission on December 19, 2003. (Commission file number 1-3579)
(b)	Form of Indenture between the Company and SunTrust Bank, as Trustee	Incorporated by reference to Exhibit 4.4 to Registration Statement on Form S-3 (No. 333-72304) as filed with the Commission on October 26, 2001.
(c)	Supplemental Indenture No. 1 dated April 18, 2003 between the Company and SunTrust Bank, as Trustee	Incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the Commission on August 18, 2004.
(d)	Form of Indenture between the Company and Citibank, N.A., as Trustee, dated as of February 14, 2005	Incorporated by reference to Exhibit 4(a) to Registration Statement on Form S-3ASR (No. 333-151753) as filed with the Commission on June 18, 2008.
(e)	First Supplemental Indenture, by and among Pitney Bowes Inc., The Bank of New York, and Citibank, N.A., to the Indenture, dated as of February 14, 2005, by and between the Company and Citibank	Incorporated by reference to Exhibit 4.1 to Form 8-K as filed with the Commission on October 24, 2007. (Commission file number 1-3579)
(f)	Pitney Bowes Inc. Global Medium-Term Note (Fixed Rate), issue date March 7, 2008	Incorporated by reference to Exhibit 4(d)(1) to Form 8-K as filed with the Commission on March 7, 2008. (Commission file number 1-3579)

The Company has outstanding certain other long-term indebtedness. Such long-term indebtedness does not exceed 10% of the total assets of the Company; therefore, copies of instruments defining the rights of holders of such indebtedness are not included as exhibits. The Company agrees to furnish copies of such instruments to the SEC upon request.

Executive Compensation Plans:

(10)(a)	Retirement Plan for Directors of Pitney Bowes Inc.	Incorporated by reference to Exhibit (10a) to Form 10-K as filed with the Commission on March 30, 1993. (Commission file number 1-3579)
(b)	Pitney Bowes Inc. Directors' Stock Plan (as amended and restated 1999)	Incorporated by reference to Exhibit (i) to Form 10-K as filed with the Commission on March 30, 2000. (Commission file number 1-3579)

(b.1)	Pitney Bowes Inc. Directors' Stock Plan (Amendment No. 1, effective as of May 12, 2003)	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on August 11, 2003. (Commission file number 1-3579)
(b.2)	Pitney Bowes Inc. Directors' Stock Plan (Amendment No. 2 effective as of May 1, 2007)	Incorporated by reference to Exhibit (10.(b.2)) to Form 10-K as filed with the Commission on March 1, 2007 (Commission file number 1-3579)
(c)	Pitney Bowes 1991 Stock Plan (as amended and restated)	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on May 14, 1998. (Commission file number 1-3579)
(c.1)	Pitney Bowes 1998 Stock Plan (as amended and restated)	Incorporated by reference to Exhibit (ii) to Form 10-K as filed with the Commission on March 30, 2000. (Commission file number 1-3579)
(c.2)	Pitney Bowes Stock Plan (as amended and restated as of January 1, 2002)	Incorporated by reference to Annex 1 to the Definitive Proxy Statement for the 2002 Annual Meeting of Stockholders filed with the Commission on March 26, 2002. (Commission file number 1-3579)
(c.3)	Pitney Bowes Inc. 2007 Stock Plan (as amended November 7, 2009)	Exhibit (v)
(d)	Pitney Bowes Inc. Key Employees' Incentive Plan (as amended and restated October 1, 2007)(as amended November 7, 2009)	Exhibit (iv)
(e)	Pitney Bowes Severance Plan (as amended, and restated effective January 1, 2008)	Incorporated by reference to Exhibit (10)(e) to Form 10-K as filed with the Commission on February 29, 2008. (Commission file number 1-3579)
(f)	Pitney Bowes Senior Executive Severance Policy (amended and restated as of January 1, 2008)	Incorporated by reference to Exhibit (10)(f) to Form 10-K as filed with the Commission on February 29, 2008. (Commission file number 1-3579)
(g)	Pitney Bowes Inc. Deferred Incentive Savings Plan for the Board of Directors, as amended and restated effective January 1, 2009	Incorporated by reference to Exhibit 10(g) to Form 10-K as filed with the Commission on February 26, 2009. (Commission file number 1-3579
(h)	Pitney Bowes Inc. Deferred Incentive Savings Plan as amended and restated effective January 1, 2009	Incorporated by reference to Exhibit 10(h) to Form 10-k as filed with the Commission on February 26, 2009. (Commission file number 1-3579)
(i)	Pitney Bowes Inc. 1998 U.K. S.A.Y.E. Stock Option Plan	Incorporated by reference to Annex II to the Definitive Proxy Statement for the 2006 Annual Meeting of Stockholders filed with the Commission on March 23, 2006. (Commission file number 1-3579)
(j)	Form of Equity Compensation Grant Letter	Incorporated by reference to Exhibit (10)(n) to Form 10-Q as filed with the Commission on May 4, 2006. (Commission file number 1-3579)
(k)	Form of Performance Award	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on August 5, 2009. (Commission file number 1-3579)
(l)	Form of Long Term Incentive Award Agreement	Incorporated by reference to Exhibit (10) to Form 10-Q as filed with the Commission on November 6, 2009. (Commission file number 1-3579)
(m)	Service Agreement between Pitney Bowes Limited and Patrick S. Keddy dated January 29, 2003	Incorporated by reference to Exhibit 10.2 to Form 8-K as filed with the Commission on February 17, 2006. (Commission file number 1-3579)
(n)	Separation Agreement and General Release dated April 14, 2008 by and between Pitney Bowes Inc. and Bruce P. Nolop	Incorporated by reference to Exhibit 10.1 to Form 8-K as filed with the Commission on April 15, 2008. (Commission file number 1-3579)

Other:

(o)	Amended and Restated Credit Agreement dated May 19, 2006 between the Company and JPMorgan Chase Bank, N.A., as Administrative Agent	Incorporated by reference to Exhibit 10.1 to Form 8-K as filed with the Commission on May 24, 2006. (Commission file number 1-3579)
(12)	Computation of ratio of earnings to fixed charges	Exhibit (i)
(21)	Subsidiaries of the registrant	Exhibit (ii)
(23)	Consent of experts and counsel	Exhibit (iii)
(31.1)	Certification of Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.	See page 101
(31.2)	Certification of Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended.	See page 102
(32.1)	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350	See page 103
(32.2)	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350	See page 104

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2010

PITNEY BOWES INC.
Registrant

By: /s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Murray D. Martin Murray D. Martin	Chairman, President and Chief Executive Officer – Director	February 26, 2010
/s/ Michael Monahan Michael Monahan	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 26, 2010
/s/ Steven J. Green Steven J. Green	Vice President–Finance and Chief Accounting Officer (Principal Accounting Officer)	February 26, 2010
/s/ Rodney C. Adkins Rodney C. Adkins	Director	February 26, 2010
/s/ Linda G. Alvarado Linda G. Alvarado	Director	February 26, 2010
/s/ Anne M. Busquet Anne M. Busquet	Director	February 26, 2010
/s/ Anne Sutherland Fuchs Anne Sutherland Fuchs	Director	February 26, 2010
/s/ Ernie Green Ernie Green	Director	February 26, 2010
/s/ James H. Keyes James H. Keyes	Director	February 26, 2010
/s/ John S. McFarlane John S. McFarlane	Director	February 26, 2010
/s/ Eduardo R. Menascé Eduardo R. Menascé	Director	February 26, 2010
/s/ Michael I. Roth Michael I. Roth	Director	February 26, 2010
/s/ David L. Shedlarz David L. Shedlarz	Director	February 26, 2010
/s/ David B. Snow, Jr. David B. Snow, Jr.	Director	February 26, 2010
/s/ Robert E. Weissman Robert E. Weissman	Director	February 26, 2010

PITNEY BOWES INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Pitney Bowes Inc.

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Pitney Bowes Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 9 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in income taxes effective January 1, 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 26, 2010

PITNEY BOWES INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Years ended December 31,		
	2009	2008	2007
Revenue:			
Equipment sales	**$ 1,006,542**	$ 1,252,058	$ 1,335,538
Supplies	**336,239**	392,414	393,478
Software	**365,185**	424,296	346,020
Rentals	**647,432**	728,160	739,130
Financing	**694,444**	772,711	790,121
Support services	**714,429**	768,424	760,915
Business services	**1,804,900**	1,924,242	1,764,593
Total revenue	**5,569,171**	6,262,305	6,129,795
Costs and expenses:			
Cost of equipment sales	**530,004**	663,430	696,900
Cost of supplies	**93,660**	103,870	106,702
Cost of software	**82,241**	101,357	82,097
Cost of rentals	**158,881**	153,831	171,191
Financing interest expense	**97,586**	110,136	126,648
Cost of support services	**393,251**	447,745	433,324
Cost of business services	**1,382,401**	1,485,703	1,357,377
Selling, general and administrative	**1,800,714**	1,970,868	1,930,324
Research and development	**182,191**	205,620	185,665
Restructuring charges and asset impairments	**48,746**	200,254	264,013
Other interest expense	**111,269**	119,207	123,892
Interest income	**(4,949)**	(12,893)	(8,669)
Other income	**-**	-	(380)
Total costs and expenses	**4,875,995**	5,549,128	5,469,084
Income from continuing operations before income taxes	**693,176**	713,177	660,711
Provision for income taxes	**240,154**	244,929	280,222
Income from continuing operations	**453,022**	468,248	380,489
(Loss) gain from discontinued operations, net of income tax	**(8,109)**	(27,700)	5,534
Net income before attribution of noncontrolling interests	**444,913**	440,548	386,023
Less: Preferred stock dividends of subsidiaries attributable to noncontrolling interests	**21,468**	20,755	19,242
Pitney Bowes Inc. net income	**$ 423,445**	$ 419,793	$ 366,781
Amounts attributable to Pitney Bowes Inc. common stockholders:			
Income from continuing operations	**$ 431,554**	$ 447,493	$ 361,247
(Loss) gain from discontinued operations	**(8,109)**	(27,700)	5,534
Pitney Bowes Inc. net income	**$ 423,445**	$ 419,793	$ 366,781
Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (1):			
Continuing operations	**$ 2.09**	$ 2.15	$ 1.65
Discontinued operations	**(0.04)**	(0.13)	0.03
Net income	**$ 2.05**	$ 2.01	$ 1.68
Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:			
Continuing operations	**$ 2.08**	$ 2.13	$ 1.63
Discontinued operations	**(0.04)**	(0.13)	0.03
Net income	**$ 2.04**	$ 2.00	$ 1.66

(1) The sum of the earnings per share amounts may not equal the totals above due to rounding.

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 412,737	$ 376,671
Short-term investments	14,682	21,551
Accounts receivables, gross	859,633	924,886
Allowance for doubtful accounts receivables	(42,781)	(45,264)
Accounts receivables, net	816,852	879,622
Finance receivables	1,417,708	1,501,678
Allowance for credit losses	(46,790)	(45,932)
Finance receivables, net	1,370,918	1,455,746
Inventories	156,502	161,321
Current income taxes	101,248	70,063
Other current assets and prepayments	98,297	78,108
Total current assets	2,971,236	3,043,082
Property, plant and equipment, net	514,904	574,260
Rental property and equipment, net	360,207	397,949
Finance receivables	1,380,810	1,445,822
Allowance for credit losses	(25,368)	(25,858)
Finance receivables, net	1,355,442	1,419,964
Investment in leveraged leases	233,359	201,921
Goodwill	2,286,904	2,251,830
Intangible assets, net	316,417	375,822
Non-current income taxes	108,260	127,723
Other assets	387,182	417,685
Total assets	$ 8,533,911	$ 8,810,236
LIABILITIES, NONCONTROLLING INTERESTS AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,748,254	$ 1,922,399
Current income taxes	144,385	91,816
Notes payable and current portion of long-term obligations	226,022	770,501
Advance billings	447,786	441,556
Total current liabilities	2,566,447	3,226,272
Deferred taxes on income	293,459	307,360
Tax uncertainties and other income tax liabilities	525,253	431,031
Long-term debt	4,213,640	3,934,865
Other non-current liabilities	625,079	823,322
Total liabilities	8,223,878	8,722,850
Noncontrolling interests (Preferred stockholders' equity in subsidiaries)	296,370	374,165
Commitments and contingencies (See Note 15)		
Stockholders' equity (deficit):		
Cumulative preferred stock, $50 par value, 4% convertible	4	7
Cumulative preference stock, no par value, $2.12 convertible	868	976
Common stock, $1 par value (480,000,000 shares authorized; 323,337,912 shares issued)	323,338	323,338
Additional paid-in capital	256,133	259,306
Retained earnings	4,305,794	4,179,904
Accumulated other comprehensive loss	(457,378)	(596,341)
Treasury stock, at cost (116,140,084 and 117,156,719 shares, respectively)	(4,415,096)	(4,453,969)
Total Pitney Bowes Inc. stockholders' equity (deficit)	13,663	(286,779)
Total liabilities, noncontrolling interests and stockholders' equity (deficit)	$ 8,533,911	$ 8,810,236

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Twelve Months Ended December 31,		
	2009	2008	2007
Cash flows from operating activities:			
Net income before attribution of noncontrolling interests	**$ 444,913**	$ 440,548	$ 386,023
Gain on sale of a facility, net of tax	**-**	-	(1,623)
Restructuring charges and asset impairments, net of tax	**31,782**	144,211	223,486
Restructuring payments	**(105,090)**	(102,680)	(31,568)
(Payments) proceeds for settlement of derivative instruments	**(20,281)**	43,991	-
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Depreciation and amortization	**338,895**	379,117	383,141
Stock-based compensation	**22,523**	26,402	24,131
Special pension plan contributions	**(125,000)**	-	-
Changes in operating assets and liabilities,			
excluding effects of acquisitions:			
(Increase) decrease in accounts receivables	**84,182**	(23,690)	35,853
(Increase) decrease in finance receivables	**206,823**	24,387	(86,238)
(Increase) decrease in inventories	**12,187**	2,018	7,710
(Increase) decrease in prepaid, deferred expense and other assets	**(15,036)**	6,001	(7,793)
Increase (decrease) in accounts payable and accrued liabilities	**(127,256)**	(76,880)	32,789
Increase (decrease) in current and non-current income taxes	**85,632**	122,480	123,636
Increase (decrease) in advance billings	**(2,744)**	2,051	10,444
Increase (decrease) in other operating capital, net	**(7,462)**	21,459	(20,284)
Net cash provided by operating activities	**824,068**	1,009,415	1,079,707
Cash flows from investing activities:			
Short-term and other investments	**(8,362)**	35,652	42,367
Proceeds from the sale of facilities	**-**	-	29,608
Capital expenditures	**(166,728)**	(237,308)	(264,656)
Net investment in external financing	**1,456**	1,868	(2,214)
Acquisitions, net of cash acquired	**-**	(67,689)	(594,110)
Reserve account deposits	**1,664**	33,359	62,666
Net cash used in investing activities	**(171,970)**	(234,118)	(726,339)
Cash flows from financing activities:			
(Decrease) increase in notes payable, net	**(389,666)**	205,590	(89,673)
Proceeds from long-term obligations	**297,513**	245,582	640,765
Principal payments on long-term obligations	**(150,000)**	(576,565)	(174,191)
Proceeds from issuance of common stock	**11,962**	20,154	107,517
Payments to redeem preferred stock issued by a subsidiary	**(375,000)**	(10,000)	-
Proceeds from issuance of preferred stock by a subsidiary	**296,370**	-	-
Stock repurchases	**-**	(333,231)	(399,996)
Dividends paid to common stockholders	**(297,555)**	(291,611)	(288,790)
Dividends paid to noncontrolling interests	**(19,485)**	(20,755)	(19,242)
Net cash used in financing activities	**(625,861)**	(760,836)	(223,610)
Effect of exchange rate changes on cash and cash equivalents	**9,829**	(14,966)	8,316
Increase (decrease) in cash and cash equivalents	**36,066**	(505)	138,074
Cash and cash equivalents at beginning of period	**376,671**	377,176	239,102
Cash and cash equivalents at end of period	**$ 412,737**	$ 376,671	$ 377,176
Cash interest paid	**$ 195,256**	$ 235,816	$ 236,697
Cash income taxes paid, net	**$ 197,925**	$ 164,354	$ 178,469

See Notes to Consolidated Financial Statements

PITNEY BOWES INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In thousands, except per share data)

	Preferred stock	Preference stock	Common stock	Additional paid-in capital	Comprehensive income (loss)	Retained earnings	Accumulated other comprehensive (loss) income	Treasury stock
Balance, December 31, 2006	$ 7	$ 1,068	$ 323,338	$ 235,558		$ 4,156,994	$ (131,744)	$ (3,869,166)
Tax adjustment (see note 9)						(98,900)		
Adjusted retained earnings						4,058,094		
Adoption of accounting for tax uncertainties						(84,363)		
Pitney Bowes Inc. net income					$ 366,781	366,781		
Other comprehensive income, net of tax:								
Foreign currency translations					164,728		164,728	
Net unrealized gain on derivative instruments, net of tax of $1.8 million					2,801		2,801	
Net unrealized gain on investment securities, net of tax of $0.0 million					352		352	
Net unamortized gain on pension and postretirement plans, net of tax of $15.9 million					30,347		30,347	
Amortization of pension and postretirement costs, net of tax of $13.3 million					22,172		22,172	
Comprehensive income					$ 587,181			
Cash dividends:								
Preference						(81)		
Common						(288,709)		
Issuances of common stock				(7,967)				111,925
Conversions to common stock		(65)		(1,530)				1,595
Pre-tax stock-based compensation				24,131				
Adjustments to additional paid in capital, tax effect from share-based compensation				1,993				
Repurchase of common stock								(399,996)
Balance, December 31, 2007	7	1,003	323,338	252,185		4,051,722	88,656	(4,155,642)
Pitney Bowes Inc. net income					$ 419,793	419,793		
Other comprehensive income, net of tax:								
Foreign currency translations					(305,452)		(305,452)	
Net unrealized loss on derivative instruments, net of tax of ($12.4) million					(18,670)		(18,670)	
Net unrealized gain on investment securities, net of tax of $0.4 million					580		580	
Net unamortized loss on pension and postretirement plans, net of tax of ($216.1) million					(375,544)		(375,544)	
Amortization of pension and postretirement costs, net of tax of $8.6 million					14,089		14,089	
Comprehensive loss					$ (265,204)			
Cash dividends:								
Preference						(77)		
Common						(291,534)		
Issuances of common stock				(11,573)				34,268
Conversions to common stock		(27)		(609)				636
Pre-tax stock-based compensation				26,402				
Adjustments to additional paid in capital, tax effect from share-based compensation				(7,099)				
Repurchase of common stock								(333,231)
Balance, December 31, 2008	7	976	323,338	259,306		4,179,904	(596,341)	(4,453,969)
Pitney Bowes Inc. net income					**$ 423,445**	**423,445**		
Other comprehensive income, net of tax:								
Foreign currency translations					**119,820**		**119,820**	
Net unrealized gain on derivative instruments, net of tax of $4.9 million					**7,214**		**7,214**	
Net unrealized loss on investment securities, net of tax of ($0.1) million					**(283)**		**(283)**	
Net unamortized loss on pension and postretirement plans, net of tax of $8.4 million					**(5,116)**		**(5,116)**	
Amortization of pension and postretirement costs, net of tax of $10.6 million					**17,328**		**17,328**	
Comprehensive income					**$ 562,408**			
Cash dividends:								
Preference						**(72)**		
Common						**(297,483)**		
Issuances of common stock				**(22,017)**				**36,419**
Conversions to common stock	**(3)**	**(108)**		**(2,343)**				**2,454**
Pre-tax stock-based compensation				**21,761**				
Adjustments to additional paid in capital, tax effect from share-based compensation				**(574)**				
Balance, December 31, 2009	**$ 4**	**$ 868**	**$ 323,338**	**$ 256,133**		**$ 4,305,794**	**$ (457,378)**	**$ (4,415,096)**

Treasury shares of 0.9 million, 0.9 million and 3.0 million were issued under employee plans in 2009, 2008 and 2007, respectively. We repurchased no shares in 2009. We repurchased 9.2 million and 9.1 million shares in 2008 and 2007, respectively.

See Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

We are a provider of global, integrated mail and document management solutions for organizations of all sizes. We operate in two business groups: Mailstream Solutions and Mailstream Services. We operate both inside and outside the United States. See Note 18 to the Consolidated Financial Statements for financial information concerning revenue, earnings before interest and taxes (EBIT) and identifiable assets, by reportable segment and geographic area.

Basis of Presentation and Consolidation

We have prepared the Consolidated Financial Statements of the Company in conformity with accounting principles generally accepted in the United States of America (GAAP). Operating results of acquired companies are included in the Consolidated Financial Statements from the date of acquisition. Intercompany transactions and balances have been eliminated in consolidation.

Reclassification

Certain prior year amounts in the Consolidated Financial Statements have been reclassified to conform to the current year presentation. Beginning in 2009, we have separately presented a financing interest expense line item, which represents our estimated cost of borrowing associated with the generation of financing revenues, in the Consolidated Statements of Income. In computing our financing interest expense, we assumed a 10:1 leveraging ratio of debt to equity and applied our overall effective interest rate to the average outstanding finance receivables.

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses that are reported in the Consolidated Financial Statements and accompanying disclosures, including the disclosure of contingent assets and liabilities. These estimates are based on our best knowledge of current events, historical experience, actions that we may undertake in the future, and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results could differ from those estimates and assumptions.

Cash Equivalents and Short-Term Investments

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the date of purchase. We place our temporary cash and highly liquid short-term investments with a maturity of greater than three months but less than one year from the reporting date with financial institutions or investment managers and/or invest in highly rated short-term obligations.

Accounts Receivable and Allowance for Doubtful Accounts

We estimate our accounts receivable risks and provide allowances for doubtful accounts accordingly. We believe that our credit risk for accounts receivable is limited because of our large number of customers and the relatively small account balances for most of our customers. Also, our customers are dispersed across different business and geographic areas. We evaluate the adequacy of the allowance for doubtful accounts based on our historical loss experience, length of time receivables are past due, adverse situations that may affect a customer's ability to pay and prevailing economic conditions. We make adjustments to our allowance if the evaluation of requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Finance Receivables and Allowance for Credit Losses

We estimate our finance receivables risks and provide allowances for credit losses accordingly. Our financial services businesses establish credit approval limits based on the credit quality of the customer and the type of equipment financed. We charge finance receivables through the allowance for credit losses after collection efforts are exhausted and we deem the account uncollectible. Our financial services businesses base credit decisions primarily on a customer's financial strength and we may also consider collateral values. We believe that our concentration of credit risk for finance receivables in our internal financing division is limited because of our large number of customers, small account balances and customer geographic and industry diversification.

Our general policy for finance receivables contractually past due for over 120 days is to discontinue revenue recognition. We resume revenue recognition when payments reduce the account to 60 days or less past due.

(Tabular dollars in thousands, except per share data)

We evaluate the adequacy of allowance for credit losses based on our historical loss experience, the nature and volume of the portfolios, adverse situations that may affect a customer's ability to pay, and prevailing economic conditions. We make adjustments to our allowance for credit losses if the evaluation of reserve requirements differs from the actual aggregate reserve. This evaluation is inherently subjective and estimates may be revised as more information becomes available.

Inventories
Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) basis for most U.S. inventories, and on the first-in, first-out (FIFO) basis for most non-U.S. inventories.

Fixed Assets and Depreciation
Property, plant and equipment and rental equipment are stated at cost and depreciated principally using the straight-line method over their estimated useful lives. The estimated useful lives of depreciable fixed assets are as follows: buildings, up to 50 years; plant and equipment, 3 to 15 years; and computer equipment, 3 to 5 years. Major improvements which add to productive capacity or extend the life of an asset are capitalized while repairs and maintenance are charged to expense as incurred. Leasehold improvements are amortized over the shorter of the estimated useful life or their related lease term.

Fully depreciated assets are retained in fixed assets and accumulated depreciation until they are removed from service. In the case of disposals, assets and related accumulated depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income.

Capitalized Software Development Costs
We capitalize certain costs of software developed for internal use in accordance with the internal-use software accounting guidance. Capitalized costs include purchased materials and services, payroll and payroll-related costs and interest costs. The cost of internally developed software is amortized on a straight-line basis over its estimated useful life, principally 3 to 10 years.

We capitalize software development costs related to software to be sold, leased, or otherwise marketed in accordance with the software industry accounting guidance. Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to the public. Capitalized software development costs include purchased materials and services, and payroll and payroll-related costs attributable to programmers, software engineers, quality control and field certifiers. Capitalized software development costs are amortized over the estimated product useful life, principally 3 to 5 years, generally on a straight-line basis. Other assets on our Consolidated Balance Sheets include $23.2 million and $19.6 million of capitalized software development costs at December 31, 2009 and 2008, respectively. The Consolidated Statements of Income include the related amortization expense of $10.4 million, $6.1 million, and $3.9 million for the years ended December 31, 2009, 2008, and 2007, respectively. Total software development costs capitalized in 2009 and 2008 were $9.2 million and $7.1 million, respectively.

Research and Development Costs
Research and product development costs not subject to capitalization accounting requirements are expensed as incurred. These costs primarily include personnel-related costs.

Business Combinations
We account for business combinations using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. We estimate the fair value of intangible assets primarily using a cost, market or income approach. Goodwill represents the excess of the purchase price over the estimated fair values of net tangible and intangible assets acquired. The primary drivers that generate goodwill are the value of synergies between the acquired entities and the company and the acquired assembled workforce, neither of which qualifies as an identifiable intangible asset. Intangible assets with finite lives acquired under business combinations are amortized over their estimated useful lives, principally 3 to 15 years. Customer relationship intangibles are amortized using either a straight-line method or an accelerated attrition method. All other intangibles are amortized on a straight-line method. See Note 6 to the Consolidated Financial Statements.

Impairment Review for Goodwill
Goodwill is tested annually for impairment, or sooner when circumstances indicate an impairment may exist, at the reporting unit level. A reporting unit is the operating segment, or a business, which is one level below that operating segment. Reporting units are aggregated as a single reporting unit if they have similar economic characteristics. Goodwill is tested for impairment using a two-step approach. In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its

carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment, if any. In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit's goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess. The fair values of our reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

Impairment Review for Intangible Assets and Other Long-Lived Assets
Intangible assets and other long-lived assets are reviewed for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, we record an impairment charge. The impairment charge is measured as the amount by which the carrying amount exceeds the fair value of the asset. The fair value of impaired asset is determined using probability weighted expected cash flow estimates, quoted market prices when available and appraisals as appropriate.

Retirement Plans
In accordance with the retirement benefits accounting guidance, actual results that differ from our assumptions and estimates are accumulated and amortized over the estimated future working life of the plan participants and will therefore affect pension expense recognized in future periods. Net pension expense is based primarily on current service costs, interest costs and the returns on plan assets. In accordance with this approach, differences between the actual and expected return on plan assets are recognized over a five-year period. We recognize the overfunded or underfunded status of pension and other postretirement benefit plans on the balance sheet. Gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized in net periodic benefit costs are recognized in accumulated other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. We use a measurement date of December 31 for all of our retirement plans. See Note 19 to the Consolidated Financial Statements for further details.

During 2009, the Board of Directors approved and adopted a resolution amending both U.S. pension plans, the Pitney Bowes Pension Plan and the Pitney Bowes Pension Restoration Plan, to provide that benefit accruals as of December 31, 2014, will be determined and frozen and no future benefit accruals under the plans will occur after that date. See Note 19 to the Consolidated Financial Statements for further details.

Stock-based Compensation
We account for stock-based awards exchanged for employee service in accordance with the share-based payment accounting guidance. We measure stock-based compensation cost at grant date, based on the estimated fair value of the award, and recognize the cost as expense on a straight-line basis (net of estimated forfeitures) over the employee requisite service period. We estimate the fair value of stock options using a Black-Scholes valuation model. The expense is recorded in costs; selling, general and administrative expense; and research and development expense in the Consolidated Statements of Income based on the employees' respective functions.

We record deferred tax assets for awards that will result in deductions on our income tax returns, based on the amount of compensation cost recognized and our statutory tax rate in the jurisdiction in which we will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported in our income tax return are recorded in expense or in capital in excess of par value (if the tax deduction exceeds the deferred tax asset or to the extent that previously recognized credits to paid-in-capital are still available if the tax deduction is less than the deferred tax asset).

Revenue Recognition
We derive our revenue from the sale of equipment, supplies, and software, rentals, financing, and support and business services. Revenue is recognized when earned. More specifically, revenue related to our offerings is recognized as follows:

(Tabular dollars in thousands, except per share data)

Sales Revenue

Sales of Equipment
We sell equipment to our customers, as well as to distributors and dealers (re-sellers) throughout the world. We recognize revenue from these sales upon the transfer of title, which is generally at the point of shipment. We do not typically offer any rights of return or stock balancing rights. Our sales revenue from customized equipment, mail creation equipment and shipping products is generally recognized when installed. We recognize revenue from the sale of equipment under sales-type leases as equipment revenue at the inception of the lease.

Embedded Software Sales
We sell equipment with embedded software to our customers. The embedded software is not sold separately, it is not a significant focus of the marketing effort and we do not provide post-contract customer support specific to the software or incur significant costs that are subject to capitalization. Additionally, the functionality that the software provides is marketed as part of the overall product. The software embedded in the equipment is incidental to the equipment as a whole such that the software revenue recognition accounting guidance is not applicable.

Sales of Supplies
Revenue related to supplies is recognized at the point of title transfer, which is typically upon shipment.

Standalone Software Sales and Integration Services
In accordance with software revenue accounting guidance, we recognize revenue from standalone software licenses upon delivery of the product when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable. For software licenses that are included in a lease contract, we recognize revenue upon shipment of the software unless the lease contract specifies that the license expires at the end of the lease or the price of the software is deemed not fixed or determinable based on historical evidence of similar software leases. In these instances, revenue is recognized on a straight-line basis over the term of the lease contract. We recognize revenue from software requiring integration services at the point of customer acceptance. We recognize revenue related to off-the-shelf perpetual software licenses upon transfer of title, which is upon shipment.

Rentals Revenue
We rent equipment to our customers, primarily postage meters and mailing equipment, under short-term rental agreements, generally for periods of 3 months to 5 years. Rental revenue includes revenue from the subscription for digital meter services. We invoice in advance for postage meter rentals. We defer the billed revenue and include it initially in advance billings. Rental revenue is recognized on a straight-line basis over the term of the rental agreement. We defer certain initial direct costs incurred in consummating a transaction and amortize these costs over the term of the agreement. The initial direct costs are primarily personnel-related costs. Rental property and equipment, net on our Consolidated Balance Sheets include $45.2 million and $55.3 million of these deferred costs at December 31, 2009 and 2008, respectively. The Consolidated Statements of Income include the related amortization expense of $25.1 million, $27.7 million and $23.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Financing Revenue
We provide lease financing of our products primarily through sales-type leases. When a sales-type lease is consummated, we record the gross finance receivable, unearned income and the estimated residual value of the leased equipment. Residual values are estimated based upon the average expected proceeds to be received at the end of the lease term. We evaluate recorded residual values at least on an annual basis or as circumstances warrant. A reduction in estimated residual values could result in an impairment charge as well as a reduction in future financing income.

Unearned income represents the excess of the gross finance receivable plus the estimated residual value over the sales price of the equipment. We recognize unearned income as financing revenue using the interest method over the lease term.

We provide financing to our customers for the purchase of postage and related supplies. Financing revenue includes interest which is earned over the term of the loan and related fees which are recognized as services are provided.

Support Services Revenue
We provide support services for our equipment primarily through maintenance contracts. Revenue related to these agreements is recognized on a straight-line basis over the term of the agreement, which typically is 1 to 5 years in length.

(Tabular dollars in thousands, except per share data)

Business Services Revenue
Business services revenue includes revenue from management services, mail services, and marketing services. Management services, which includes outsourcing of mailrooms, copy centers, or other document management functions, are typically 1 to 5 year contracts that contain a monthly service fee and in many cases a "click" charge based on the number of copies made, machines in use, etc. Revenue is recognized over the term of the agreement, based on monthly service charges, with the exception of the "click" charges, which are recognized as earned. Mail services include the preparation, sortation and aggregation of mail to earn postal discounts and expedite delivery and revenue is recognized as the services are provided. Marketing services include direct mail marketing services, and revenue is recognized over the term of the agreement as the services are provided.

Multiple Element Arrangements
Certain of our transactions are consummated at the same time. The most common form of these transactions involves the sale or lease of equipment, a meter rental and/or an equipment maintenance agreement. In these cases, revenue is recognized for each of the elements based on their relative fair values in accordance with the revenue recognition accounting guidance. Fair values of any meter rental or equipment maintenance agreement are determined by reference to the prices charged in standalone and renewal transactions. Fair value of equipment is determined based upon the present value of the minimum lease payments.

Shipping and Handling
We include costs related to shipping and handling in cost of revenues for all periods presented.

Deferred Marketing Costs
We capitalize certain direct mail, telemarketing, Internet, and retail marketing costs, associated with the acquisition of new customers in accordance with the advertising costs accounting guidance. These costs are amortized over the expected revenue stream ranging from 5 to 9 years. We review individual marketing programs for impairment on a periodic basis or as circumstances warrant.

Other assets on our Consolidated Balance Sheets at December 31, 2009 and 2008 include $119.5 million and $130.8 million, respectively, of deferred marketing costs. The Consolidated Statements of Income include the related amortization expense of $43.5 million, $43.1 million and $43.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Restructuring Charges
We apply the provisions of the accounting guidance for costs associated with exit or disposal activities to account for one-time benefit arrangements and exit or disposal activities. It requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. We account for ongoing benefit arrangements in accordance with the nonretirement postemployment benefits accounting guidance which requires that a liability be recognized when the costs are probable and reasonably estimable. See Note 14 to the Consolidated Financial Statements.

Income Taxes
We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the period in which related temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of such change.

Earnings per Share
Basic earnings per share is based on the weighted average number of common shares outstanding during the year, whereas diluted earnings per share also gives effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares include preference stock, preferred stock, stock option and purchase plan shares.

Translation of Non-U.S. Currency Amounts
Assets and liabilities of subsidiaries operating outside the U.S. are translated at rates in effect at the end of the period and revenue and expenses are translated at average monthly rates during the period. Net deferred translation gains and losses are included in accumulated other comprehensive loss in stockholders' equity (deficit) in the Consolidated Balance Sheets.

Derivative Instruments
In the normal course of business, the company is exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures, including the use of derivatives. The derivatives are used to manage the related cost of debt and to limit the effects of foreign exchange rate fluctuations on financial results.

In our hedging program, we normally use forward contracts, interest-rate swaps, and currency swaps depending upon the underlying exposure. We do not use derivatives for trading or speculative purposes. Changes in the fair value of the derivatives are reflected as gains or losses. The accounting for the gains or losses depends on the intended use of the derivative, the resulting designation, and the effectiveness of the instrument in offsetting the risk exposure it is designed to hedge.

To qualify as a hedge, a derivative must be highly effective in offsetting the risk designated for hedging purposes. The hedge relationship must be formally documented at inception, detailing the particular risk management objective and strategy for the hedge. The effectiveness of the hedge relationship is evaluated on a retrospective and prospective basis.

As a result of the use of derivative instruments, we are exposed to counterparty risk. To mitigate such risks, we enter into contracts with only those financial institutions that meet stringent credit requirements as set forth in our derivative policy. We regularly review our credit exposure balances as well as the creditworthiness of our counterparties. See Note 13 to the Consolidated Financial Statements for additional disclosures on derivative instruments.

New Accounting Pronouncements

Revenue Recognition
In September 2009, new guidance was introduced addressing the accounting for revenue arrangements with multiple elements and certain revenue arrangements that include software. The new literature will allow companies to allocate consideration in a multiple element arrangement in a way that better reflects the economics of the transaction. This will result in the elimination of the residual method. In addition, tangible products that have software components that are "essential to the functionality" of the tangible product will be scoped out of the software revenue guidance. The new guidance will also result in more expansive disclosures. The new guidance will be effective on January 1, 2011, with early adoption permitted. We are currently evaluating the impact of adopting the new guidance.

Pension Disclosures
On December 31, 2009, we adopted new accounting guidance requiring more detailed disclosures about employers' postretirement benefit plan assets, including investment strategies, major categories of assets, concentrations of risk within plan assets and valuation techniques used to measure the fair value of assets. The Company has complied with the additional disclosure requirements. See Note 19 to the Consolidated Financial Statements for our postretirement benefit plan disclosures.

Noncontrolling Interests
On January 1, 2009, we adopted new accounting guidance on noncontrolling interests. The new guidance addresses the accounting and reporting for the outstanding noncontrolling interest (previously referred to as minority interest) in a subsidiary and for the deconsolidation of a subsidiary. It also establishes additional disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent's owners and of the noncontrolling owners of a subsidiary. The guidance requires retroactive adoption of the presentation and disclosure requirements for existing minority interests while all other requirements of the guidance are applied prospectively.

Business Combinations
On January 1, 2009, we adopted new accounting guidance on business combinations. The new guidance revises principles and requirements for how a company (a) recognizes and measures in their financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest (previously referred to as minority interest); (b) recognizes and measures the goodwill acquired in a business combination or a gain from a bargain purchase; and (c) determines what information to disclose to

(Tabular dollars in thousands, except per share data)

enable users of the financial statements to evaluate the nature and financial effects of a business combination. Some of the major impacts of this new guidance include expense recognition for transaction costs and restructuring costs. The adoption of this guidance has not had a material impact on our financial position, results of operations, or cash flows.

Disclosures about Derivative Instruments and Hedging Activities
On January 1, 2009, we adopted new accounting guidance on disclosures about derivative instruments and hedging activities. The new guidance impacts disclosures only and requires additional qualitative and quantitative information on the use of derivatives and their impact on an entity's financial position, results of operations and cash flows. See Note 13 to the Consolidated Financial Statements for additional information regarding our derivative instruments and hedging activities.

Fair Value Measurements
On January 1, 2008, we adopted new accounting guidance on fair value measurements. The new guidance defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It was effective for certain financial assets and liabilities on January 1, 2008 and for all nonfinancial assets and liabilities recognized or disclosed at fair value on a nonrecurring basis on January 1, 2009. The adoption of this guidance has not had a material impact on our financial position, results of operations, or cash flows. See Note 13 to the Consolidated Financial Statements for additional discussion on fair value measurements.

2. Discontinued Operations

The following table shows selected financial information included in discontinued operations for the years ended December 31:

	2009	2008	2007
Pre-tax income	**$ 20,624**	$ -	$ -
Tax provision	**(28,733)**	(27,700)	5,534
(Loss) gain from discontinued operations, net of tax	**$ (8,109)**	$ (27,700)	$ 5,534

The 2009 net loss includes $9.8 million of pre-tax income ($6.0 million net of tax) for a bankruptcy settlement received during 2009 and $10.9 million of pre-tax income ($6.7 million net of tax) related to the expiration of an indemnity agreement associated with the sale of a former subsidiary. This income was more than offset by the accrual of interest on uncertain tax positions. The 2008 net loss of $27.7 million includes an accrual of tax and interest on uncertain tax positions. The 2007 net gain includes a benefit of $11.3 million and the accrual of $5.8 million of interest expense, both related to uncertain tax positions.

3. Acquisitions

There were no acquisitions during 2009.

On April 21, 2008, we acquired Zipsort, Inc. for $40 million in cash, net of cash acquired. Zipsort, Inc. acts as an intermediary between customers and the U.S. Postal Service. Zipsort, Inc. offers mailing services that include presorting of first class, standard class, flats, permit and international mail as well as metering services. We assigned the goodwill to the Mail Services segment.

(Tabular dollars in thousands, except per share data)

The following table summarizes selected financial data for the opening balance sheet allocations of the Zipsort, Inc. acquisition in 2008:

	2008
	Zipsort, Inc.
Purchase price allocation	
Current assets	$ 708
Other non-current assets	11,707
Intangible assets	7,942
Goodwill	25,294
Current liabilities	(2,975)
Non-current liabilities	(2,885)
Purchase price, net of cash acquired	$ 39,791
Intangible assets	
Customer relationships	$ 7,658
Non-compete agreements	284
Total intangible assets	$ 7,942
Intangible assets amortization period	
Customer relationships	15 years
Non-compete agreements	4 years
Total weighted average	15 years

During 2008, we also completed several smaller acquisitions with an aggregate cost of $29.7 million. These acquisitions did not have a material impact on our financial results.

The amount of tax deductible goodwill added from acquisitions in 2008 was $38.5 million.

Consolidated impact of acquisitions

The Consolidated Financial Statements include the results of operations of the acquired businesses from their respective dates of acquisition.

The following table provides unaudited pro forma consolidated revenue for the years ended December 31, 2009 and 2008 as if our acquisitions had been acquired on January 1 of each year presented:

	2009	2008
Total revenue	**$ 5,569,171**	$ 6,288,242

The pro forma earnings results of these acquisitions were not material to net income or earnings per share. The pro forma consolidated results do not purport to be indicative of actual results that would have occurred had the acquisitions been completed on January 1, 2009 and 2008, nor do they purport to be indicative of the results that will be obtained in the future.

(Tabular dollars in thousands, except per share data)

4. *Inventories*

	December 31,			
	2009		2008	
Raw materials and work in process	**$**	**36,331**	$	41,171
Supplies and service parts		**69,506**		78,018
Finished products		**50,665**		42,132
Total	**$**	**156,502**	$	161,321

If all inventories valued at LIFO had been stated at current costs, inventories would have been $25.8 million and $24.4 million higher than reported at December 31, 2009 and 2008, respectively. In 2008, we recorded impairment charges to inventories for $13.6 million associated with our transition initiatives in the restructuring charges and asset impairments line of the Consolidated Statements of Income. See Note 14 to the Consolidated Financial Statements for further details.

5. *Fixed Assets*

	December 31,			
	2009		2008	
Land	**$**	**32,517**	$	32,367
Buildings		**384,257**		387,478
Machinery and equipment		**1,413,630**		1,469,717
		1,830,404		1,889,562
Accumulated depreciation		**(1,315,500)**		(1,315,302)
Property, plant and equipment, net	**$**	**514,904**	$	574,260
Rental equipment	**$**	**813,544**	$	932,389
Accumulated depreciation		**(453,337)**		(534,440)
Rental property and equipment, net	**$**	**360,207**	$	397,949

Depreciation expense was $269.8 million, $306.8 million and $318.1 million for the years ended December 31, 2009, 2008, and 2007, respectively. Rental equipment is primarily comprised of postage meters.

(Tabular dollars in thousands, except per share data)

6. Intangible Assets and Goodwill

The components of our purchased intangible assets are as follows:

	December 31, 2009			December 31, 2008		
	Gross Carrying Amount	**Accumulated Amortization**	**Net Carrying Amount**	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	**$ 428,888**	**$ (197,497)**	**$ 231,391**	$ 428,946	$ (160,396)	$ 268,550
Supplier relationships	**29,000**	**(13,292)**	**15,708**	29,000	(10,392)	18,608
Mailing software and technology	**164,211**	**(103,388)**	**60,823**	160,069	(84,016)	76,053
Trademarks and trade names	**35,855**	**(27,898)**	**7,957**	34,302	(22,541)	11,761
Non-compete agreements	**7,753**	**(7,215)**	**538**	6,577	(5,727)	850
	$ 665,707	**$ (349,290)**	**$ 316,417**	$ 658,894	$ (283,072)	$ 375,822

Amortization expense for intangible assets was $69.1 million, $72.3 million and $65.0 million for the years ended December 31, 2009, 2008 and 2007, respectively. In 2008, we recorded impairment charges of $28.5 million and included these charges in the restructuring charges and asset impairments line of the Consolidated Statements of Income. See Note 14 to the Consolidated Financial Statements for further details.

The estimated future amortization expense related to intangible assets as of December 31, 2009 is as follows:

Year ended December 31,	**Amount**
2010	$ 59,000
2011	52,000
2012	45,000
2013	41,000
2014	37,000
Thereafter	82,417
	$ 316,417

During 2009, we recorded no additions to intangible assets. During 2008, we recorded additions to intangible assets of $18.6 million. The components of these purchased intangible assets are as follows:

	December 31, 2008	
	Amount	Weighted Average Life
Customer relationships	$ 18,274	12 years
Non-compete agreements	284	3 years
	$ 18,558	11 years

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

The changes in the carrying amount of goodwill, by reporting segment, for the years ended December 31, 2009 and 2008 are as follows:

	Balance at December 31, 2008 (1)	**Acquired during the period**	**Other (2)**	**Balance at December 31, 2009**
U.S. Mailing	$ 221,315	**$ -**	**$ (2,748)**	**$ 218,567**
International Mailing	322,230	**-**	**20,319**	**342,549**
Production Mail	137,067	**-**	**299**	**137,366**
Software	623,995	**-**	**9,943**	**633,938**
Mailstream Solutions	1,304,607	**-**	**27,813**	**1,332,420**
Management Services	491,633	**-**	**8,422**	**500,055**
Mail Services	260,793	**-**	**(1,161)**	**259,632**
Marketing Services	194,797	**-**	**-**	**194,797**
Mailstream Services	947,223	**-**	**7,261**	**954,484**
Total	$ 2,251,830	**$ -**	**$ 35,074**	**$ 2,286,904**

	Balance at December 31, 2007 (1)	Acquired during the period	Other (2)	Balance at December 31, 2008 (1)
U.S. Mailing	$ 205,190	$ 4,034	$ 12,091	$ 221,315
International Mailing	346,328	7,553	(31,651)	322,230
Production Mail	137,855	-	(788)	137,067
Software	669,436	-	(45,441)	623,995
Mailstream Solutions	1,358,809	11,587	(65,789)	1,304,607
Management Services	519,089	-	(27,456)	491,633
Mail Services	227,163	33,103	527	260,793
Marketing Services	194,797	-	-	194,797
Mailstream Services	941,049	33,103	(26,929)	947,223
Total	$ 2,299,858	$ 44,690	$ (92,718)	$ 2,251,830

(1) We have reclassified prior year amounts to conform to the current year presentation.
(2) "Other" includes post closing acquisition and foreign currency translation adjustments.

(Tabular dollars in thousands, except per share data)

7. Current Liabilities

Accounts payable, accrued liabilities, notes payable and current portion of long-term obligations are composed of the following:

	December 31,	
	2009	2008
Accounts payable - trade	**$ 308,505**	$ 323,959
Reserve account deposits	**557,221**	555,557
Accrued salaries, wages and commissions	**244,170**	271,940
Accrued restructuring charges	**88,626**	142,592
Miscellaneous accounts payable and accrued liabilities	**549,732**	628,351
Accounts payable and accrued liabilities	**$ 1,748,254**	$ 1,922,399
Notes payable	**$ 220,794**	$ 610,460
Current portion of long-term debt & capital leases	**5,228**	160,041
Notes payable & current portion of long-term obligations	**$ 226,022**	$ 770,501

In countries outside the U.S., banks generally lend to our non-finance subsidiaries on an overdraft or term-loan basis. These overdraft arrangements and term-loans, for the most part, are extended on an uncommitted basis by banks and do not require compensating balances or commitment fees.

Reserve account deposits represent customers' prepayment of postage. Deposits are held by our subsidiary, Pitney Bowes Bank. See Note 17 to the Consolidated Financial Statements for further details.

Notes payable are issued as commercial paper, loans against bank lines of credit, or to trust departments of banks and others at below prevailing prime rates. The weighted average interest rates were 0.09% and 1.36% on notes payable and overdrafts outstanding at December 31, 2009 and 2008, respectively.

We had unused credit facilities of $1.5 billion at December 31, 2009, primarily to support commercial paper issuances. Fees paid to maintain lines of credit were $0.8 million in 2009, 2008 and 2007.

(Tabular dollars in thousands, except per share data)

8. Long-term Debt

	December 31,	
	2009	2008
Recourse debt		
0.64% to 1.88% credit facility due 2012	**$ 150,000**	$ 150,000
2.72% to 4.63% notes due 2012	**400,000**	400,000
3.88% notes due 2013	**375,000**	375,000
4.88% notes due 2014	**450,000**	450,000
5.00% notes due 2015	**400,000**	400,000
4.75% notes due 2016	**500,000**	500,000
5.75% notes due 2017	**500,000**	500,000
4.75% notes due 2018 (1)	**350,000**	350,000
1.79% to 3.02% notes due 2018	**250,000**	250,000
6.25% notes due 2019	**300,000**	-
5.25% notes due 2037	**500,000**	500,000
Fair value hedges basis adjustment (2)	**52,788**	76,043
Other (3)	**(14,148)**	(16,178)
Total long-term debt	**$ 4,213,640**	$ 3,934,865

(1) In April 2003, we entered into an interest rate swap for an aggregate notional amount of $350 million. The interest rate swap effectively converted the fixed rate of 4.75% on $350 million of our notes, due 2018, into variable interest rates. The variable rates payable by us in connection with the swap agreement were based on six month LIBOR less a spread of 22.8 basis points and the fixed rate received by us matched the fixed interest payment due on the notes. On November 21, 2008, we unwound this interest rate swap. This transaction was not undertaken for liquidity purposes but rather to fix our effective interest rate to 3.2% for the remaining term of these notes. We received $44 million, excluding accrued interest, associated with the unwind of this interest rate swap. This amount will be reflected as a reduction of interest expense over the remaining term of these notes.

(2) The fair value hedges basis adjustment represents the revaluation of fixed rate debt that has been hedged in accordance with the derivatives and hedging accounting guidance.

(3) Other consists primarily of debt discounts and premiums.

On September 15, 2009, we repaid the 8.55% notes with a $150 million face value at their maturity. The repayment of these notes was funded through cash generated from operations and issuance of commercial paper. The notes were reported in current portion of long-term debt at December 31, 2008.

On June 29, 2009, we entered into an interest rate swap for an aggregate notional amount of $100 million to effectively convert our interest payments on a portion of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 249 basis points. In July 2009, we entered into three additional interest rate swaps for an aggregate notional amount of $300 million to effectively convert our interest payments on the remainder of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 248 basis points for $100 million notional amount and one month LIBOR plus 250 basis points for $200 million notional amount.

On March 2, 2009, we issued $300 million of 10-year fixed-rate notes with a coupon rate of 6.25%. The interest is paid semi-annually beginning September 15, 2009. The notes mature on March 15, 2019. We simultaneously unwound four forward starting swap agreements (forward swaps) used to hedge the interest rate risk associated with the forecasted issuance of the fixed-rate debt. The unwind of the derivatives resulted in a loss (and cash payment) of $20.3 million which was recorded to other comprehensive income, net of tax, and will be amortized to net interest expense over the 10-year term of the notes. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper.

(Tabular dollars in thousands, except per share data)

On March 4, 2008, we issued $250 million of 10 year fixed rate notes with a coupon rate of 5.60%. The interest is paid semi-annually beginning September 2008. The notes mature on March 15, 2018. We simultaneously entered into two interest rate swaps for a total notional amount of $250 million to convert the fixed rate debt to a floating rate obligation bearing interest at 6 month LIBOR plus 111.5 basis points. The proceeds from these notes were used for general corporate purposes, including the repayment of commercial paper and repurchase of our stock.

We are a Well-Known Seasoned Issuer with the SEC which allows us to issue debt securities, preferred stock, preference stock, common stock, purchase contracts, depositary shares, warrants and units.

The annual maturities of the outstanding long-term debt are as follows: 2010 – no maturities; 2011 – no maturities; 2012 – $550 million; 2013 – $375 million; 2014 – $450 million; and $2,800 million thereafter.

9. Income Taxes

	Years ended December 31,		
	2009	2008	2007
Continuing operations:			
Total current	**$ 251,101**	$ 142,263	$ 160,839
Total deferred	**(10,947)**	102,666	119,383
Provision for income taxes	**$ 240,154**	$ 244,929	$ 280,222

U.S. and international components of income from operations before income taxes are as follows:

	Years ended December 31,		
	2009	2008	2007
Continuing operations:			
U.S.	**$ 552,636**	$ 573,066	$ 624,030
International	**140,540**	140,111	36,681
Total continuing operations	**693,176**	713,177	660,711
Discontinued operations (see Note 2)	**20,624**	-	-
Total	**$ 713,800**	$ 713,177	$ 660,711

The effective tax rates for continuing operations for 2009, 2008 and 2007 were 34.6%, 34.3% and 42.4%, respectively. The effective tax rate for 2009 included $12.9 million of tax charges related to the write-off of deferred tax assets associated with the expiration of out-of-the-money vested stock options and the vesting of restricted stock, offset by $13.0 million of tax benefits from retirement of inter-company obligations and the repricing of leveraged lease transactions. The effective tax rate for 2008 included $12.0 million of tax increases related to the low tax benefit associated with restructuring expenses recorded during 2008, offset by adjustments of $9.5 million related to deferred tax assets associated with certain U.S. leasing transactions. The effective tax rate for 2007 included $54.0 million of tax charges related principally to a valuation allowance for deferred tax assets and tax rate changes outside of the U.S.

(Tabular dollars in thousands, except per share data)

The items accounting for the difference between income taxes computed at the federal statutory rate and our provision for income taxes consist of the following:

	2009	2008	2007
Continuing operations:			
Federal statutory provision	**$ 242,612**	$ 249,612	$ 231,249
State and local income taxes	**11,109**	19,820	12,281
Foreign tax differential	**(18,037)**	(2,605)	2,379
Foreign valuation allowance	**-**	4,560	51,724
Rate change	**-**	-	2,485
Tax exempt income/reimbursement	**(2,748)**	(5,404)	(6,743)
Federal income tax credits/incentives	**(4,792)**	(15,118)	(12,732)
Unrealized stock compensation benefits	**12,852**	-	-
Certain leasing transactions	**-**	(9,550)	-
Other, net	**(842)**	3,614	(421)
Provision for income taxes	**240,154**	244,929	280,222
Discontinued operations:			
External financing transactions (see Note 2)	**28,733**	27,700	(5,534)
Total provision for income taxes	**$ 268,887**	$ 272,629	$ 274,688

The components of our total provision for income taxes are as follows:

	Years ended December 31,		
	2009	2008	2007
U.S. Federal:			
Current	**$ 217,005**	$ 112,931	$ 136,528
Deferred	**18,979**	81,936	53,235
	235,984	194,867	189,763
U.S. State and Local:			
Current	**30,981**	17,058	12,813
Deferred	**(13,067)**	13,434	6,083
	17,914	30,492	18,896
International:			
Current	**31,848**	39,974	5,964
Deferred	**(16,859)**	7,296	60,065
	14,989	47,270	66,029
Total Current	**279,834**	169,963	155,305
Total Deferred	**(10,947)**	102,666	119,383
Total provision for income taxes	**$ 268,887**	$ 272,629	$ 274,688

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

The components of our deferred tax liabilities and assets are as follows:

	December 31,	
	2009	2008
Deferred tax liabilities:		
Depreciation	$ **67,639**	$ 55,960
Deferred profit (for tax purposes) on sales to finance subsidiaries	**287,928**	355,069
Lease revenue and related depreciation	**427,040**	385,780
Amortizable intangibles	**115,793**	135,846
Other	**46,144**	14,701
Deferred tax liabilities	**944,544**	947,356
Deferred tax (assets):		
Nonpension postretirement benefits	**(119,420)**	(121,224)
Pension	**(127,046)**	(167,158)
Inventory and equipment capitalization	**(29,595)**	(30,839)
Restructuring charges	**(9,619)**	(49,441)
Long-term incentives	**(50,666)**	(58,735)
Net operating loss and tax credit carry forwards	**(151,094)**	(137,479)
Tax uncertainties gross-up	**(133,293)**	(86,559)
Other	**(101,994)**	(103,896)
Valuation allowance	**95,990**	91,405
Deferred tax (assets)	**(626,737)**	(663,926)
Net deferred taxes	**317,807**	283,430
Amounts included in current and non-current income taxes	**(24,348)**	23,930
Deferred taxes on income	$ **293,459**	$ 307,360

As of December 31, 2009 and 2008, approximately $285.4 million and $250.1 million, respectively, of foreign net operating loss carry forwards were available to us. Most of these losses can be carried forward indefinitely.

It has not been necessary to provide for income taxes on $830 million of cumulative undistributed earnings of subsidiaries outside the U.S. These earnings will be either indefinitely reinvested or remitted substantially free of additional tax. Determination of the liability that would result in the event all of these earnings were remitted to the U.S. is not practicable. It is estimated, however, that withholding taxes on such remittances would approximate $16 million.

In 2006, guidance was issued addressing accounting for uncertainty in income taxes. The guidance defines the confidence level that a tax position must meet in order to be recognized in the financial statements. The guidance requires a two-step approach under which the tax effect of a position is recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement of the tax position. This is a different standard for recognition than the approach previously required. Both approaches require us to exercise considerable judgment and estimates are inherent in both processes. We adopted the provisions of accounting for uncertainty in income taxes on January 1, 2007. As a result, on initial adoption we recognized an $84.4 million increase in our liability for uncertain tax positions and a corresponding reduction to our opening retained earnings. The total amount of unrecognized tax benefits at December 31, 2009, 2008 and 2007 was $515.6 million, $434.2 million and $398.9 million, respectively, of which $410.6 million, $370.9 million and $335.7 million, respectively, would affect the effective tax rate if recognized. A reconciliation of the amount of unrecognized tax benefits at the beginning and end of 2009, 2008 and 2007 is as follows:

(Tabular dollars in thousands, except per share data)

	2009	2008	2007
Balance at beginning of year	$ 434,164	$ 398,878	$ 356,063
Increases from prior period positions	65,540	21,623	28,762
Decreases from prior period positions	(7,741)	(8,899)	(20,063)
Increases from current period positions	42,696	33,028	61,778
Decreases from current period positions	-	-	-
Decreases relating to settlements with tax authorities	(3,173)	(7,426)	(2,165)
Reductions as a result of a lapse of the applicable statute of limitations	(15,921)	(3,040)	(25,497)
Balance at end of year	$ 515,565	$ 434,164	$ 398,878

Tax authorities continually examine our tax filings. On a regular basis, we conclude tax return examinations, statutes of limitations expire, and court decisions interpret tax law. We regularly assess tax uncertainties in light of these developments. As a result, it is reasonably possible that the amount of our unrecognized tax benefits will increase or decrease in the next 12 months, but we expect this change to be less than 10% of our unrecognized tax benefits. We recognize interest and penalties related to uncertain tax positions in our provision for income taxes or discontinued operations as appropriate. During the years ended December 31, 2009, 2008 and 2007 we recorded $23.0 million, $25.6 million and $9.5 million, respectively, in interest and penalties and this amount was included in discontinued operations. We had $185.6 million, $160.3 million and $134.7 million accrued for the payment of interest and penalties at December 31, 2009, 2008 and 2007, respectively.

Other Tax Matters

We regularly assess the likelihood of tax adjustments in each of the tax jurisdictions in which we have operations and account for the related financial statement implications. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. Determining the appropriate level of tax reserves requires us to exercise judgment regarding the uncertain application of tax law. The amount of reserves is adjusted when information becomes available or when an event occurs indicating a change in the reserve is appropriate. Future changes in tax reserve requirements could have a material impact on our results of operations.

We are continually under examination by tax authorities in the United States, other countries and local jurisdictions in which we have operations. The years under examination vary by jurisdiction. The current IRS exam of tax years 2001-2004 is estimated to be completed within the next two years and the examination of years 2005-2008 has commenced. In connection with the 2001-2004 exam, we have received notices of proposed adjustments to our filed returns. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. We are also disputing a formal request from the IRS in the form of a civil summons to provide certain company workpapers. We believe that certain documents being sought should not be produced because they are privileged. A decision by the Rhode Island U.S. District Court in a similar case that supported our position was overturned on appeal by the First Circuit Court of Appeals and the federal judicial circuits are now divided on this issue. The taxpayer in the First Circuit decision has filed a petition for a writ of certiorari with the U.S. Supreme Court requesting review of the First Circuit decision. Also in connection with the 2001-2004 audits, we have entered into a settlement with the IRS regarding the tax treatment of certain lease transactions related to the Capital Services business that we sold in 2006. Prior to 2007, we accrued and paid the IRS the additional tax associated with this settlement. A variety of post-1999 tax years remain subject to examination by other tax authorities, including the U.K., Canada, France, Germany and various U.S. states. Tax reserves have been established which we believe to be appropriate given the possibility of tax adjustments. However, the resolution of such matters could have a material impact on our results of operations, financial position and cash flows.

During 2009, we examined the taxes payable and deferred income tax accounts of the Company and determined that adjustments needed to be made to correct errors in these accounts. As a part of that process, we implemented certain changes to our tax accounting processes and procedures including implementing new tax software. These adjustments related primarily to our discontinued Capital Services business sold in 2006 and accumulated over an extended period dating back to the early 1990's. The impact of these adjustments was not material to any individual prior period. Accordingly, in the fourth quarter of 2009, the Company recorded an additional $3.0 million tax provision, related primarily to state tax adjustments and international tax rate changes, and an additional $4.3 million provision in its loss from discontinued operations representing interest on Capital Services' tax uncertainties; both of these adjustments relate to fiscal years 2007 and 2008. Other identified tax adjustments, totaling $98.9 million, relate primarily to

(Tabular dollars in thousands, except per share data)

state income tax adjustments associated with the discontinued Capital Services' leasing transactions for years prior to 2007 and are recorded as a reduction of 2007 opening retained earnings in the Consolidated Statements of Stockholders' Equity (Deficit).

During 2009, we reversed tax benefits of $12.9 million associated with the expiration of out-of-the-money vested stock options and the vesting of restricted stock units previously granted to our employees. During 2010, we expect to reverse tax benefits of approximately $15 million associated with the expiration of out-of-the-money vested stock options and the vesting of restricted stock units previously granted to our employees. These write-offs of deferred tax assets will not require the payment of any taxes.

10. Noncontrolling Interests (Preferred Stockholders' Equity in Subsidiaries)

At December 31, 2008, Pitney Bowes International Holdings, Inc. ("PBIH"), a subsidiary of the Company, had 3,750,000 shares outstanding or $375 million of variable term voting preferred stock owned by certain outside institutional investors. These preferred shares were entitled as a group to 25% of the combined voting power of all classes of capital stock of PBIH. All outstanding common stock of PBIH, representing the remaining 75% of the combined voting power of all classes of capital stock, was owned directly or indirectly by Pitney Bowes Inc. The preferred stock, $.01 par value, was entitled to cumulative dividends at rates set at auction. The weighted average dividend rate was 4.8% for the variable term voting preferred stock during 2009 and 2008.

In October 2009, PBIH issued 300,000 shares, or $300 million, of perpetual voting preferred stock to certain outside institutional investors. These preferred shares are entitled as a group to 25% of the combined voting power of all classes of capital stock of PBIH. All outstanding common stock of PBIH, representing the remaining 75% of the combined voting power of all classes of capital stock, is owned directly or indirectly by Pitney Bowes Inc. The preferred stock is entitled to cumulative dividends at a rate of 6.125% for a period of 7 years after which it becomes callable and, if it remains outstanding, will yield a dividend that increases by 150% every six months thereafter.

In October 2009, PBIH redeemed $344 million of its existing variable term voting preferred stock. The redemption was funded by a combination of the issuance of the $300 million perpetual voting preferred stock and commercial paper.

In December 2009, PBIH redeemed the remaining $31 million of its existing variable term voting preferred stock. The redemption was funded by cash flows from operations and the issuance of commercial paper.

Preferred dividends are included in Preferred stock dividends of subsidiaries attributable to noncontrolling interests in the Consolidated Statements of Income. No dividends were in arrears at December 31, 2009 or December 31, 2008.

A rollforward of noncontrolling interests is as follows:

Beginning balance at January 1, 2007 and 2008	$	384,165
Movements:		
Share redemptions (1)		(10,000)
Ending balance at December 31, 2008	$	374,165
Movements:		
Share issuances		**296,370**
Share redemptions		**(374,165)**
Ending balance at December 31, 2009	**$**	**296,370**

(1) At December 31, 2007, a subsidiary of the Company had 100 shares or $10 million of 9.11% Cumulative Preferred Stock, mandatorily redeemable in 20 years, owned by an institutional investor. In August 2008, we redeemed 100% of this Preferred Stock resulting in a net loss of $1.8 million.

(Tabular dollars in thousands, except per share data)

11. Stockholders' Equity (Deficit)

At December 31, 2009, 480,000,000 shares of common stock, 600,000 shares of cumulative preferred stock, and 5,000,000 shares of preference stock were authorized. At December 31, 2009, 207,197,828 shares of common stock (net of 116,140,084 shares of treasury stock), 85 shares of 4% convertible cumulative preferred stock (4% preferred stock) and 32,079 shares of $2.12 convertible preference stock ($2.12 preference stock) were issued and outstanding. In the future, the Board of Directors can issue the balance of unreserved and unissued preferred stock (599,915 shares) and preference stock (4,967,921 shares). The Board will determine the dividend rate, terms of redemption, terms of conversion (if any) and other pertinent features. At December 31, 2009, unreserved and unissued common stock (exclusive of treasury stock) amounted to 115,390,571 shares.

The 4% preferred stock outstanding, entitled to cumulative dividends at the rate of $2 per year, can be redeemed at the Company's option, in whole or in part at any time, at the price of $50 per share, plus dividends accrued to the redemption date. Each share of the 4% preferred stock can be converted into 24.24 shares of common stock, subject to adjustment in certain events.

The $2.12 preference stock is entitled to cumulative dividends at the rate of $2.12 per year and can be redeemed at the Company's option at the rate of $28 per share. Each share of the $2.12 preference stock can be converted into 16.53 shares of common stock, subject to adjustment in certain events.

Cash dividends paid on common stock were $1.44 per share, $1.40 per share and $1.32 per share for 2009, 2008, and 2007, respectively.

At December 31, 2009, a total of 532,326 shares of common stock were reserved for issuance upon conversion of the 4% preferred stock (2,060 shares) and $2.12 preference stock (530,266 shares). In addition, 40,739,191 shares of common stock were reserved for issuance under our dividend reinvestment and other corporate plans.

The following table summarizes the preferred, preference and common stock outstanding:

			Common Stock		
	Preferred Stock	**Preference Stock**	**Issued**	**Treasury**	**Outstanding**
Balance, December 31, 2006	135	39,607	323,337,912	(102,724,590)	220,613,322
Repurchase of common stock				(9,075,104)	
Issuances of common stock				2,934,801	
Conversions of common stock	-	(2,538)		41,940	
Balance, December 31, 2007	135	37,069	323,337,912	(108,822,953)	214,514,959
Repurchase of common stock				(9,246,535)	
Issuances of common stock				896,030	
Conversions of common stock	-	(1,013)		16,739	
Balance, December 31, 2008	135	36,056	323,337,912	(117,156,719)	206,181,193
Repurchase of common stock				-	
Issuances of common stock				**949,689**	
Conversions of common stock	**(50)**	**(3,977)**		**66,946**	
Balance, December 31, 2009	**85**	**32,079**	**323,337,912**	**(116,140,084)**	**207,197,828**

(Tabular dollars in thousands, except per share data)

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follow:

	2009	2008	2007
Foreign currency translation adjustments (1)	**$ 155,620**	$ 35,800	$ 341,252
Net unrealized loss on derivatives	**(11,738)**	(18,952)	(282)
Net unrealized gain on investment securities	**649**	932	352
Amortization of pension and postretirement costs	**53,589**	36,261	22,172
Net unamortized loss on pension and postretirement plans	**(655,498)**	(650,382)	(274,838)
Accumulated other comprehensive (loss) income	**$ (457,378)**	$ (596,341)	$ 88,656

(1) Includes net deferred translation gains of $22.5 million, $41.7 million and $47.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. These amounts are associated with inter-company loans denominated in a foreign currency that have been designated as a hedge of net investment.

12. Stock Plans

We account for stock-based awards exchanged for employee services in accordance with the share-based payment accounting guidance. Accordingly, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the employee requisite service period.

The following table shows total stock-based compensation expense for stock options, restricted stock units, and employee stock purchase plans.

	Years Ended December 31,		
	2009	2008	2007
Stock options	**$ 6,649**	$ 11,851	$ 14,001
Restricted stock units	**14,888**	11,168	7,115
Employee stock purchase plans	**224**	3,383	3,015
Pre-tax stock-based compensation	**$ 21,761**	$ 26,402	$ 24,131

The following table shows stock-based compensation expense as included in the Consolidated Statements of Income:

	Years Ended December 31,		
	2009	2008	2007
Cost of equipment sales	**$ 1,486**	$ 1,802	$ 1,649
Cost of support services	**640**	777	710
Cost of business services	**884**	1,073	980
Selling, general and administrative	**18,020**	21,862	19,984
Research and development	**731**	888	808
Pre-tax stock-based compensation	**21,761**	26,402	24,131
Income tax	**(7,458)**	(9,109)	(8,277)
Stock-based compensation expense, net	**$ 14,303**	$ 17,293	$ 15,854
Basic earnings per share impact	**$ 0.07**	$ 0.08	$ 0.07
Diluted earnings per share impact	**$ 0.07**	$ 0.08	$ 0.07

(Tabular dollars in thousands, except per share data)

Capitalized stock-based compensation costs at December 31, 2009 and 2008 were not material.

At December 31, 2009, $4.2 million of unrecognized compensation cost related to non-vested stock options is expected to be recognized over a weighted average period of 1.3 years. At December 31, 2009, $23.0 million of unrecognized compensation cost related to non-vested restricted stock units is expected to be recognized over a weighted average period of 1.7 years.

No options were exercised during 2009. The total intrinsic value of options exercised during the years ended 2008 and 2007, was $1.1 million and $28.1 million, respectively. The total intrinsic value of restricted stock units converted during 2009 was $5.2 million. Proceeds from issuance of stock in our Consolidated Statements of Cash Flows for 2009, 2008 and 2007 include $0.0 million, $5.0 million and $3.4 million, respectively, of windfall tax benefits from stock options exercised and restricted stock units converted.

We settle employee stock compensation awards with treasury shares.

Our stock-based compensation awards require a minimum requisite service period of one year for retirement eligible employees to vest.

At December 31, 2009, there were 15,102,457 shares available for future grants of stock options and restricted stock units under our stock plans.

Incentive Awards

Long-term incentive awards are provided to employees under the terms of our plans. The Executive Compensation Committee of the Board of Directors administers these plans. Awards granted under these plans may include stock options, restricted stock units, other stock based awards, cash or any combination thereof.

We have the following stock plans that are described below: the U.S. and U.K. Stock Option Plans (ESP), the U.S. and U.K. Employee Stock Purchase Plans (ESPP), and the Directors' Stock Plan.

Stock Options

Under our stock plan, certain officers and employees are granted options at prices equal to the market value of our common shares at the date of grant. Options granted from 2005 through 2008 generally become exercisable in four equal installments during the first four years following their grant and expire ten years from the date of grant. Options granted on or after 2009 generally become exercisable in three equal installments during the first three years following their grant and expire ten years from the date of grant.

The following tables summarize information about stock option transactions during 2009:

	Shares	Per share weighted average exercise price
Options outstanding at December 31, 2008	18,808,070	$42.50
Granted	**1,638,709**	**$24.75**
Exercised	-	-
Canceled	**(2,663,460)**	**$58.14**
Forfeited	**(203,240)**	**$32.71**
Options outstanding at December 31, 2009	**17,580,079**	**$38.59**

	Shares	Per share weighted average exercise price
Options exercisable at December 31, 2009	**13,756,746**	**$39.93**

We granted 2,126,310 and 1,488,387 options in 2008 and 2007, respectively. The weighted average exercise price of the options granted was $36.74 and $47.17 in 2008 and 2007, respectively.

The weighted-average remaining contractual life of the total options outstanding and options exercisable at December 31, 2009 was 4.3 years and 3.2 years, respectively. The total options outstanding and exercisable at December 31, 2009 had no intrinsic value.

(Tabular dollars in thousands, except per share data)

The weighted average remaining contractual life of the options outstanding and options exercisable at December 31, 2008 was 4.3 years and 3.2 years, respectively. The total options outstanding and exercisable at December 31, 2008 had no intrinsic value.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

	Options Outstanding		
Range of per share exercise prices	Number	Weighted average remaining contractual life	Per share weighted average exercise price
$24.75 - $30.99	3,315,684	4.2 years	$25.97
$31.00 - $36.99	4,094,373	5.09 years	$34.70
$37.00 - $42.99	4,480,366	4.16 years	$41.14
$43.00 - $48.03	5,689,656	3.79 years	$46.73
	17,580,079		

	Options Exercisable	
Range of per share exercise prices	Number	Per share weighted average exercise price
$24.75 - $30.99	1,768,712	$27.04
$31.00 - $36.99	2,630,074	$33.57
$37.00 - $42.99	4,192,174	$41.04
$43.00 - $48.03	5,165,786	$46.69
	13,756,746	

Certain employees eligible for performance-based compensation may defer up to 100% of their annual awards, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan. Participants may allocate deferred compensation among specified investment choices. Previously, the investment choices offered included stock options under the U.S. stock option plan. Stock options acquired under this plan were generally exercisable three years following their grant and expired after a period not to exceed ten years from the date of grant. There were 99,993, 131,214 and 163,480 options outstanding under this plan at December 31, 2009, 2008 and 2007, respectively, which are included in outstanding options under our U.S. stock option plan. Beginning with the 2004 plan year, options were no longer offered as an investment choice.

We estimate the fair value of stock options using a Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the volatility of our stock, the risk-free interest rate and our dividend yield. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in estimating the fair value of our stock option grants. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value we made under the share-based payments accounting guidance.

The fair value of stock options granted and related assumptions are as follows:

	Years ended December 31,		
	2009	2008	2007
Expected dividend yield	**4.5%**	3.0%	2.9%
Expected stock price volatility (1)	**21.4%**	12.3%	13.7%
Risk-free interest rate (2)	**2.4%**	2.7%	4.7%
Expected life – years (3)	**7.5**	5.0	5.0
Weighted-average fair value per option granted	**$3.04**	$3.22	$6.69

(1) Our estimates of expected stock price volatility are based on historical price changes of our stock.
(2) The risk-free interest rate is based on U.S. Treasuries with a term equal to the expected option term.
(3) The expected life is based on historical experience.

(Tabular dollars in thousands, except per share data)

Restricted Stock and Restricted Stock Units

Our stock plan permits the issuance of restricted stock and restricted stock units. Restricted stock units are stock awards that are granted to employees and entitle the holder to shares of common stock as the award vests, typically over a four year service period. The fair value of the awards is determined on the grant date based on our stock price at that date.

Restricted stock awards are subject to one or more restrictions, which may include continued employment over a specified period or the attainment of specified financial performance goals. Where a restricted stock award is subject to attainment of financial performance goals and subsequent tenure, if the performance objectives are achieved, the restrictions would be released, in total or in part, only if the executive is still employed by us at the end of the service period. Where the sole restriction of a restricted stock award is continued employment over a specified period, such period may not be less than three years. The compensation expense for each award is recognized over the service period. We did not issue any shares of restricted stock during 2009 or 2007. We issued 10,000 shares of restricted stock in 2008. We recorded compensation expense, net of taxes, of $0.1 million, $0.0 million and $0.7 million in 2009, 2008, and 2007, respectively.

The following table summarizes information about restricted stock unit transactions during 2009:

	Units / Shares	Weighted average grant date fair value
Restricted stock units outstanding at December 31, 2008	791,281	$40.50
Granted	**867,129**	**$24.39**
Vested	**(231,939)**	**$41.34**
Forfeited	**(84,742)**	**$34.28**
Restricted stock units outstanding at December 31, 2009	**1,341,729**	**$30.55**

We issued 512,415 shares and 334,442 shares of restricted stock units in 2008 and 2007, respectively. The weighted average grant price was $36.91 and $47.91 for 2008 and 2007, respectively. The intrinsic value of the outstanding restricted stock units at December 31, 2009 was $30.5 million, with a weighted average remaining term of 2.6 years.

Employee Stock Purchase Plans

The U.S. Employee Stock Purchase Plan enables substantially all U.S. and Canadian employees to purchase shares of our common stock at a discounted offering price and is considered a compensatory plan in accordance the share-based payments accounting guidance. In 2009, the offering price was increased to 95% from 85% in 2008 of the average price of our common stock on the New York Stock Exchange on the offering date. At no time will the exercise price be less than the lowest price permitted under Section 423 of the Internal Revenue Code. No future offerings were made under the U.K. S.A.Y.E. Plan after 2008. Prior to the time the offering ceased, eligible employees of our participating U.K. subsidiaries were able to purchase shares of our stock at a discounted offering price which was 90% of the average closing price of our common stock on the New York Stock Exchange for the three business days preceding the offering date. We may grant rights to purchase up to 5,686,017 common shares to our regular employees under the U.S. and U.K. Plans. Compensation expense relating to the U.S. Plan is recognized over a twelve month participation period. Compensation expense for the U.K. Plan is recognized over participation periods of 3 or 5 years.

We granted rights to purchase 540,660 shares in 2009, 437,350 shares in 2008 and 446,755 shares in 2007. The per share fair value of rights granted was $0 in 2009, $5 in 2008 and $8 in 2007 for the U.S. ESPP and $0 in 2009, $4 in 2008 and $7 in 2007 for the U.K. ESPP.

Directors' Stock Plan

Under this plan, each non-employee director is granted 2,200 shares of restricted common stock annually. Shares granted at no cost to the directors were 26,400 in 2009, 26,400 in 2008 and 24,665 in 2007. Compensation expense, net of taxes, was $0.4 million for 2009, $0.6 million for 2008 and $0.8 for 2007. The shares carry full voting and dividend rights but, except as provided herein, may not be transferred or alienated until the later of (1) termination of service as a director, or, if earlier, the date of a change of control, or (2) the expiration of the six-month period following the grant of such shares. If a director terminates service as a director prior to the expiration of the six-month period following a grant of restricted stock, that award will be forfeited. The Directors' Stock Plan permits certain limited dispositions of restricted common stock to family members, family trusts or partnerships, as well as donations

(Tabular dollars in thousands, except per share data)

to charity after the expiration of the six-month holding period, provided the director retains a minimum of 7,500 shares of restricted common stock.

Non-employee directors may defer up to 100% of their eligible compensation, subject to the terms and conditions of the Pitney Bowes Deferred Incentive Savings Plan for directors. Participants may allocate deferred compensation among specified investment choices. Previously, the investment choices offered included stock options under the Directors' Stock Plan. Stock options acquired under this plan were generally exercisable three years following their grant and expired after a period not to exceed ten years. There were 15,269, 15,269 and 22,091 options outstanding under this plan at December 31, 2009, 2008 and 2007, respectively. Beginning with the 2004 plan year, options were no longer offered as an investment choice.

13. Fair Value Measurements

Effective January 1, 2008, we adopted the fair value measurements guidance for financial assets and liabilities. Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. The guidance emphasizes that an entity's valuation technique for measuring fair value should maximize observable inputs and minimize unobservable inputs.

Non-recurring nonfinancial assets and nonfinancial liabilities include those measured at fair value in goodwill and indefinite lived intangible asset impairment testing, and those non-recurring nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination. The new fair value definition and disclosure requirements for these specific nonfinancial assets and nonfinancial liabilities were effective January 1, 2009.

The fair value measurement guidance established a fair value hierarchy that prioritizes the inputs used to measure fair value. The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities. Examples of Level 1 assets include money market securities and U.S. Treasury securities.

Level 2 – Observable inputs other than Level 1 inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that trade infrequently; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Examples of Level 2 assets and liabilities include derivative contracts whose values are determined using a model with inputs that are observable in the market or can be derived from or corroborated by observable market data, such as mortgage-backed securities, asset backed securities, U.S. agency securities, and corporate notes and bonds.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liability. These inputs may be derived with internally developed methodologies that result in management's best estimate of fair value.

The following tables show, by level within the fair value hierarchy, our financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2009 and 2008, respectively. As required by the fair value measurements guidance, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

(Tabular dollars in thousands, except per share data)

	Recurring Fair Value Measurements at December 31, 2009 by Level			
	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities				
Money market funds	$ 225,581	$ -	$ -	$ 225,581
Equity securities	-	21,027	-	21,027
Debt securities - U.S. and foreign governments, agencies, and municipalities	53,173	28,754	-	81,927
Corporate notes and bonds	-	13,305	-	13,305
Asset-backed securities	-	296	-	296
Mortgage-backed securities	-	19,708	-	19,708
Derivatives				
Interest rate swaps	-	13,284	-	13,284
Foreign exchange contracts	-	2,390	-	2,390
Total assets	$ 278,754	$ 98,764	$ -	$ 377,518
Liabilities:				
Derivatives				
Foreign exchange contracts	$ -	$ 3,050	$ -	$ 3,050
Total liabilities	$ -	$ 3,050	$ -	$ 3,050

	Recurring Fair Value Measurements at December 31, 2008 by Level			
	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities				
Money market funds	$ 192,980	$ -	$ -	$ 192,980
Equity securities	-	19,541	-	19,541
Debt securities - U.S. and foreign governments, agencies, and municipalities	30,583	14,411	-	44,994
Corporate notes and bonds	-	7,703	-	7,703
Asset-backed securities	-	2,658	-	2,658
Mortgage-backed securities	-	31,431	-	31,431
Derivatives				
Interest rate swaps	-	32,486	-	32,486
Total assets	$ 223,563	$ 108,230	$ -	$ 331,793
Liabilities:				
Derivatives				
Foreign exchange contracts	$ -	$ 286	$ -	$ 286
Treasury lock and forward starting swaps	-	31,326	-	31,326
Total liabilities	$ -	$ 31,612	$ -	$ 31,612

Investment Securities

For our investments, we use the market approach for recurring fair value measurements and the valuation techniques use inputs that are observable, or can be corroborated by observable data, in an active marketplace.

(Tabular dollars in thousands, except per share data)

The following information relates to our classification into the fair value hierarchy:

- *Money Market Funds:* Money market funds typically invest in government securities, certificates of deposit, commercial paper of companies and other highly liquid and low-risk securities. Money market funds are principally used for overnight deposits and are classified in Level 1 of the fair value hierarchy.

- *U.S. Government Issued Debt:* U.S. Governmental securities are valued using active, high volume trades for identical securities. Valuation adjustments are not applied so these securities are classified in Level 1 of the fair value hierarchy.

- *U.S. Agency Issued Debt:* U.S. Agency issued debt is based on active, high volume trades for identical or comparable securities. Non-callable agency issued debt securities are generally valued using quoted market prices. Callable agency issued debt securities are valued through benchmarking model derived prices to quoted market prices and trade data for identical or comparable securities. Our agency issued debt securities are categorized in Level 2 of the fair value hierarchy.

- *Corporate Notes and Bonds:* The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations where observable, or bond spreads. The spread data used are for the same maturity as the security. These securities are classified in Level 2 of the fair value hierarchy.

- *Asset-Backed Securities ("ABS") and Mortgage-Backed Securities ("MBS"):* These securities are valued based on external pricing indices. When external index pricing is not observable, ABS and MBS are valued based on external price/spread data. If neither pricing method is available, we then utilize broker quotes. We verify that the unadjusted indices or broker quotes are reasonable and that the market is active by comparing prices across multiple (three or more) dealers. When inputs are observable and supported by an active market, asset backed securities and mortgage-backed securities are classified as Level 2 of the fair value hierarchy.

Investment securities are largely composed of investments by The Pitney Bowes Bank (PBB). PBB, our wholly-owned subsidiary, is a Utah-chartered Industrial Loan Company (ILC). The bank's investments at December 31, 2009 were $222.4 million. We reported these investments in the Consolidated Balance Sheets as cash and cash equivalents of $151.3 million, short-term investments of $14.2 million and long-term investments, which are presented within other assets, of $56.9 million. The bank's investments at December 31, 2008 were $196.9 million. We reported these investments in the Consolidated Balance Sheets as cash and cash equivalents of $125.8 million, short-term investments of $18.3 million and long-term investments, which are presented within other assets, of $52.8 million.

The fair value measurements of PBB's investments are determined by third party service providers (Zions - Liquid Asset Management and Utendahl Capital Management). To validate the accuracy of the portfolio valuation, we utilize independent third parties to price monthly a minimum of 20% of the portfolio balance, ensuring our sample includes all types of securities held in the portfolio. We review the results of the pricing sample to ensure that the initial fair value valuations are accurate. If the pricing can not be validated reasonably (plus or minus 3% for each security and plus or minus 1% for the entire sample), we take action to investigate the differences. We have not adjusted the initial values as variances have either been within these tolerance limits or confirmed through additional procedures. Additionally, we ensure that the fair value measurements are in accordance with the fair value measurements guidance and that we have properly classified our assets in the fair value hierarchy.

We have not experienced any write-offs in our investment portfolio. The majority of our mortgage-backed securities are either guaranteed or supported by the U.S. government. Market events have not caused our money market funds to experience declines in their net asset value below $1.00 dollar per share or to incur imposed limits on redemptions. We have no investments in inactive markets which would warrant a possible change in our pricing methods or classification within the fair value hierarchy. Further, we have no investments in auction rate securities.

Derivative Instruments

In the normal course of business, we are exposed to the impact of interest rate changes and foreign currency fluctuations. The company limits these risks by following established risk management policies and procedures, including the use of derivatives. We

(Tabular dollars in thousands, except per share data)

use derivatives to manage the related cost of debt and to limit the effects of foreign exchange rate fluctuations on financial results. We do not use derivatives for trading or speculative purposes.

As required by the fair value measurements guidance, we have incorporated counterparty risk into the fair value of our derivative assets and our credit risk into the value of our derivative liabilities. We derive credit risk from observable data related to credit default swaps. We have not seen a material change in the creditworthiness of those banks acting as derivative counterparties.

The valuation of our interest rate swaps is based on the income approach using a model with inputs that are observable or that can be derived from or corroborated by observable market data. Our foreign exchange derivatives are measured at fair value using observable market inputs, such as forward rates.

The following is a summary of our derivative fair values at December 31, 2009:

Designation of Derivatives	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments	**Other current assets and prepayments:**	
	Foreign exchange contracts	$ 456
	Other assets:	
	Interest rate swaps	13,284
	Accounts payable and accrued liabilities:	
	Foreign exchange contracts	1,114
Derivatives not designated as hedging instruments	**Other current assets and prepayments:**	
	Foreign exchange contracts	1,934
	Accounts payable and accrued liabilities:	
	Foreign exchange contracts	1,936
	Total Derivative Assets	$ 15,674
	Total Derivative Liabilities	$ 3,050
	Total Net Derivative Assets	$ 12,624

Interest Rate Swaps
Derivatives designated as fair value hedges include interest rate swaps related to fixed rate debt. Changes in the fair value of both the derivative and item being hedged are recognized in income.

In June 2009, we entered into an interest rate swap for an aggregate notional amount of $100 million to effectively convert our interest payments on a portion of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 249 basis points. In July 2009, we entered into three additional interest rate swaps for an aggregate notional amount of $300 million to effectively convert our interest payments on the remainder of the $400 million, 4.625% fixed rate notes due in 2012, into variable interest rates. The variable rates payable are based on one month LIBOR plus 248 basis points for $100 million notional amount and one month LIBOR plus 250 basis points for $200 million notional amount. At December 31, 2009, the fair value of the derivatives was an asset of $4.7 million. Long-term debt was increased by $4.7 million at December 31, 2009.

In March 2008, we entered into two interest rate swaps for an aggregate notional amount of $250 million to effectively convert the fixed rate of 5.60% on $250 million of our notes, due 2018, into variable interest rates. The variable rates payable by us are based on six month LIBOR plus 111.5 basis points. At December 31, 2009, the fair value of the derivatives was an asset of $8.6 million. Long-term debt was increased by $8.6 million at December 31, 2009. At December 31, 2008, the fair value of the derivatives was an asset of $32.5 million. Long-term debt was increased by $32.5 million at December 31, 2008.

(Tabular dollars in thousands, except per share data)

The following represents the results of our derivatives in fair value hedging relationships for the twelve months ended December 31, 2009:

Derivative Instrument	Location of Gain (Loss) Recognized in Income	Derivative Gain (Loss) Recognized in Income	Hedged Item Income (Expense) Recognized in Income
Interest rate swaps	Interest expense	$ 12,180	$ (23,250)

Foreign Exchange Contracts

We enter into foreign currency exchange contracts arising from the anticipated purchase of inventory between affiliates. These contracts are designated as cash flow hedges. The effective portion of the gain or loss on the cash flow hedges is included in other comprehensive income in the period that the change in fair value occurs and is reclassified to income in the same period that the hedged item is recorded in income. At December 31, 2009, we had 149 outstanding contracts with a notional amount of $27.8 million associated with these anticipated transactions and a derivative net liability position of $0.7 million. We had no outstanding contracts at December 31, 2008.

The following represents the results of cash flow hedging relationships for the twelve months ended December 31, 2009:

Derivative Instrument	Derivative Gain (Loss) Recognized in OCI (Effective Portion) (1)	Location of Derivative Gain (Loss) Reclassified from AOCI into Income (Effective Portion)	Gain (Loss) Reclassified from AOCI to Income (Effective Portion)
Foreign exchange contracts	$ 290	Revenue	$ -
Foreign exchange contracts	(948)	Cost of sales	-
	$ (658)		$ -

(1) At December 31, 2008, there were no outstanding cash flow hedges and, therefore, the opening AOCI balance related to these types of hedges was $0. For the twelve months ended December 31, 2009, there were 82 derivatives that were entered into and settled during the year. For the twelve months ended December 31, 2009, these derivatives reduced revenue in the amount of $0.3 million and increased cost of sales in the amount of $1.7 million.

As of December 31, 2009, $0.3 million of the $0.7 million derivative loss recognized in OCI will be recognized in income within the next 12 months.

No amount of ineffectiveness was recorded in the Consolidated Statements of Income for these designated cash flow hedges.

We also enter into foreign exchange contracts to minimize the impact of exchange rate fluctuations on intercompany loans and related interest that are denominated in a foreign currency. The revaluation of the short-term intercompany loans and interest and the mark-to-market on the derivatives are both recorded to income. At December 31, 2009, we had 21 outstanding foreign exchange contracts to buy or sell various currencies with a net liability value of less than $0.1 million. The contracts will expire by May 10, 2010. At December 31, 2008, the liability value of these derivatives was $0.3 million.

The following represents the results of our non-designated derivative instruments for the twelve months ended December 31, 2009:

Derivatives Not Designated as Hedging Instruments	Location of Derivative Gain (Loss)	Derivative Gain (Loss) Recognized in Income
Foreign exchange contracts	Selling, general and administrative expense	$ (861)

Net Investment Hedges

One of our intercompany loans denominated in a foreign currency is designated as a hedge of a net investment. The revaluation of this loan is reflected as a deferred translation gain or loss and thereby offsets a portion of the translation adjustment of the applicable foreign subsidiaries' net assets. At December 31, 2009 and December 31, 2008, we had one intercompany loan with an outstanding

(Tabular dollars in thousands, except per share data)

value of $61.2 million and $119.2 million, respectively, designated as a net investment hedge. Deferred translation gains of $22.5 million and $41.7 million at December 31, 2009 and December 31, 2008, respectively, were included in accumulated other comprehensive loss in stockholders' equity (deficit) on the Consolidated Balance Sheets. The following represents our net investment hedge at December 31, 2009:

Net Investment Hedging Relationships	Loan Balance	Location of Deferred Translation Gain (Loss)	Deferred Translation Gain (Loss)
Non-derivative intercompany loan	$ 61,209	Accumulated other comprehensive loss	$ 22,550

Credit-Risk-Related Contingent Features

At December 31, 2009, Pitney Bowes maintained investment grade ratings of A / A1. Certain of our derivative instruments contain provisions that would require us to post collateral upon a significant downgrade in our long-term senior unsecured debt ratings. Based on derivative values at December 31, 2009, we would have been required to post $1.3 million in collateral had our long-term senior unsecured debt ratings fallen below BB- / Ba3.

Fair Value of Financial Instruments

The estimated fair value of our financial instruments follows:

	December 31, 2009		December 31, 2008	
	Carrying value (1)	**Fair value**	Carrying value (1)	Fair value
Investment securities	**$ 360,800**	**$ 361,845**	$ 297,829	$ 299,307
Loans receivable	**$ 478,191**	**$ 478,191**	$ 528,800	$ 528,800
Derivatives, net	**$ 12,624**	**$ 12,624**	$ 874	$ 874
Long-term debt	**$ (4,271,555)**	**$ (4,409,961)**	$ (3,990,134)	$ (3,880,418)

(1) Carrying value includes accrued interest and deferred fee income, where applicable.

The fair value of long-term debt is estimated based on quoted dealer prices for the same or similar issues. The carrying value for cash, cash equivalents, accounts receivable, loans receivable, accounts payable and notes payable approximate fair value because of the short maturity of these instruments.

14. Restructuring Charges and Asset Impairments

We recorded pre-tax restructuring charges and asset impairments of $48.7 million and $200.3 million for the years ended December 31, 2009 and 2008, respectively.

2009 Program

In 2009, we announced that we are undertaking a series of initiatives that are designed to transform and enhance the way we operate as a global company. In order to enhance our responsiveness to changing market conditions, we are executing a strategic transformation program designed to create improved processes and systems to further enable us to invest in future growth in areas such as our global customer interactions and product development processes. This program is expected to continue into 2012 and will result in the reduction of up to 10 percent of the positions in the company. We expect the total pre-tax cost of this program will be in the range of $250 million to $350 million primarily related to severance and benefit costs incurred in connection with such workforce reductions. Most of the total pre-tax costs will be cash-related charges. Currently, we are targeting annualized benefits, net of system and related investments, in the range of at least $150 million to $200 million on a pre-tax basis. These costs and the related benefits will be recognized as different actions are approved and implemented.

During 2009, we recorded pre-tax restructuring charges of $67.3 million, of which $55.8 million related to severance and benefit costs and $11.5 million related to other exit costs associated with this new transformation project. As of December 31, 2009, 548 employee

(Tabular dollars in thousands, except per share data)

terminations have occurred. The majority of the liability at December 31, 2009 is expected to be paid during the next twelve months from cash generated from operations.

Pre-tax restructuring reserves at December 31, 2009 for the restructuring actions taken in connection with the 2009 program are composed of the following:

2009 Program

	Balance at December 31, 2008	Expenses	Cash payments	Non-cash charges	Balance at December 31, 2009
Severance and benefit costs	$ -	$ 55,836	$ (9,941)	$ -	$ 45,895
Asset impairments	-	18	-	(18)	-
Other exit costs	-	11,492	(4,685)	-	6,807
Total	$ -	$ 67,346	$ (14,626)	$ (18)	$ 52,702

2007 Program

We announced a program in November 2007 to lower our cost structure, accelerate efforts to improve operational efficiencies, and transition our product line. The program included charges primarily associated with older equipment that we had stopped selling upon transition to the new generation of fully digital, networked, and remotely-downloadable equipment.

In 2009, we recorded a pre-tax adjustment to restructuring charges and asset impairments for $18.6 million due to lower than anticipated charges associated with the program announced in November 2007.

In 2008, we recorded pre-tax restructuring charges and asset impairments of $200.3 million, the majority of which related to the program announced in November 2007. These charges included severance and benefit costs of $118.2 million, asset impairment charges related to older technology equipment of $28.5 million and other assets of $2.2 million. Other exit costs of $35.3 million related primarily to lease termination fees, facility closing costs, contract cancellation costs and outplacement costs.

Additional asset impairments, unrelated to restructuring, were also recorded in 2008 and related to intangible assets of $16.0 million principally due to a loss of a customer in one of our marketing consulting businesses and the ongoing shift in market conditions for the litigation support vertical in our Management Services business.

As of December 31, 2009, 2,999 terminations have occurred under this program. The majority of the liability at December 31, 2009 is expected to be paid during the next twelve months from cash generated from operations.

Pre-tax restructuring reserves at December 31, 2009 for the restructuring program announced in November 2007 are composed of the following:

2007 Program

	Balance at December 31, 2008	Expenses	Cash payments	Non-cash charges	Balance at December 31, 2009
Severance and benefit costs	$ 108,431	$ (14,721)	$ (78,691)	$ -	$ 15,019
Asset impairments	-	(3,879)	-	3,879	-
Other exit costs	32,678	-	(11,773)	-	20,905
Total	$ 141,109	$ (18,600)	$ (90,464)	$ 3,879	$ 35,924

(Tabular dollars in thousands, except per share data)

	Balance at December 31, 2007	Expenses	Cash payments	Non-cash charges	Balance at December 31, 2008
Severance and benefit costs	$ 81,251	$ 118,239	$ (91,059)	$ -	$ 108,431
Asset impairments	-	46,695	-	(46,695)	-
Other exit costs	5,795	35,320	(8,437)	-	32,678
Total	$ 87,046	$ 200,254	$ (99,496)	$ (46,695)	$ 141,109

15. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, we are routinely defendants in or party to a number of pending and threatened legal actions. These may involve litigation by or against us relating to, among other things, contractual rights under vendor, insurance or other contracts; intellectual property or patent rights; equipment, service, payment or other disputes with customers; or disputes with employees. Some of these actions may be brought as a purported class action on behalf of a purported class of employees, customers or others.

Our wholly-owned subsidiary, Imagitas, Inc., is a defendant in ten purported class actions filed in six different states. These lawsuits have been coordinated in the United States District Court for the Middle District of Florida, In re: Imagitas, Driver's Privacy Protection Act Litigation (Coordinated, May 28, 2007). Each of these lawsuits alleges that the Imagitas DriverSource program violates the federal Drivers Privacy Protection Act (DPPA). Under the DriverSource program, Imagitas entered into contracts with state governments to mail out automobile registration renewal materials along with third party advertisements, without revealing the personal information of any state resident to any advertiser. The DriverSource program assisted the state in performing its governmental function of delivering these mailings and funding the costs of them. The plaintiffs in these actions are seeking statutory damages under the DPPA. On April 9, 2008, the District Court granted Imagitas' motion for summary judgment in one of the coordinated cases, Rine, et al. v. Imagitas, Inc. (United States District Court, Middle District of Florida, filed August 1, 2006). On July 30, 2008, the District Court issued a final judgment in the Rine lawsuit and stayed all of the other cases filed against Imagitas pending an appellate decision in Rine. On August 27, 2008, the Rine plaintiffs filed an appeal of the District Court's decision in the United States Court of Appeals, Eleventh Judicial Circuit (the "Circuit Court"). On December 21, 2009, the Circuit Court affirmed the District Court decision. On January 8, 2010, the Rine plaintiffs filed a petition for rehearing en banc with the Circuit Court.

We expect to prevail in the lawsuits against Imagitas; however, as litigation is inherently unpredictable, there can be no assurance in this regard. If the plaintiffs do prevail, the results may have a material effect on our financial position, future results of operations or cash flows, including, for example, our ability to offer certain types of goods or services in the future.

On October 28, 2009, the Company and certain of our current and former officers, were named as defendants in NECA-IBEW Health & Welfare Fund v. Pitney Bowes Inc. et al., a class action lawsuit filed in the U.S. District Court for the District of Connecticut. The complaint asserts claims under the Securities Exchange Act of 1934 on behalf of those who purchased the common stock of the Company during the period between July 30, 2007 and October 29, 2007 alleging that the company, in essence, missed two financial projections. We believe this case is without merit and intend to defend it vigorously.

Product Warranties

We provide product warranties in conjunction with certain product sales, generally for a period of 90 days from the date of installation. Our product warranty liability reflects our best estimate of probable liability for product warranties based on historical claims experience, which has not been significant, and other currently available evidence. Accordingly, our product warranty liability at December 31, 2009 and December 31, 2008, respectively, was not material.

(Tabular dollars in thousands, except per share data)

16. Leases

In addition to factory and office facilities owned, we lease similar properties, as well as sales and service offices, equipment and other properties, generally under long-term operating lease agreements extending from 3 to 25 years.

Future minimum lease payments under non-cancelable operating leases at December 31, 2009 are as follows:

Years ending December 31,	**Operating leases**
2010	$ 109,603
2011	79,739
2012	56,388
2013	33,118
2014	19,623
Thereafter	23,453
Total minimum lease payments	$ 321,924

Rental expense was $124.5 million, $129.1 million and $146.9 million in 2009, 2008 and 2007, respectively.

17. Finance Assets

Finance Receivables

Finance receivables are comprised of sales-type leases and customer loan receivables. Sales-type leases are generally due in monthly, quarterly or semi-annual installments over periods ranging from 3 to 5 years. Customer loan receivables arise primarily from financing services offered to our customers for postage, supplies and shipping payments.

The components of finance receivables were as follows:

	December 31,	
	2009	2008
Gross finance receivables	**$ 3,117,741**	$ 3,338,799
Unguaranteed residual values	**282,208**	273,529
Unearned income	**(601,431)**	(664,828)
Allowance for credit losses	**(72,158)**	(71,790)
Net investment in finance receivables	**$ 2,726,360**	$ 2,875,710

Net investment in finance receivables include net customer loan receivables at December 31, 2009 and 2008 of $478.2 million and $528.8 million, respectively. Customer loan receivables are generally due each month, however, customers may rollover outstanding balances. See discussion on Pitney Bowes Bank below.

Maturities of gross finance receivables are as follows:

Years ending December 31,	
2010	$ 1,516,802
2011	701,201
2012	478,911
2013	286,755
2014	113,598
Thereafter	20,474
Total	$ 3,117,741

(Tabular dollars in thousands, except per share data)

Pitney Bowes Bank

The Pitney Bowes Bank (PBB), our wholly owned subsidiary, is a Utah-chartered Industrial Loan Company (ILC). At December 31, 2009, PBB had assets of $687 million and liabilities of $632 million. The bank's assets consist of finance receivables, short and long-term investments and cash. PBB's key product offering, Purchase Power, is a revolving credit solution, which enables customers to finance their postage costs when they refill their meter. PBB earns revenue through transaction fees, finance charges on outstanding balances, and other fees for services. The bank's liabilities consist primarily of PBB's deposit solution, Reserve Account, which provides value to large-volume mailers who prefer to prepay postage and earn interest on their deposits. PBB is regulated by the FDIC and the Utah Department of Financial Institutions.

Leveraged Leases

Our investment in leveraged lease assets consists of the following:

	December 31,	
	2009	2008
Rental receivables	**$ 1,747,811**	$ 1,523,617
Unguaranteed residual values	**13,399**	11,522
Principal and interest on non-recourse loans	**(1,341,820)**	(1,173,789)
Unearned income	**(186,031)**	(159,429)
Investment in leveraged leases	**233,359**	201,921
Less: Deferred taxes related to leveraged leases	**(175,329)**	(149,262)
Net investment in leveraged leases	**$ 58,030**	$ 52,659

The following is a summary of the components of income from leveraged leases:

	December 31,		
	2009	2008	2007
Pre-tax leveraged lease income	**$ 918**	$ 316	$ 4,270
Income tax effect	**6,676**	7,063	1,186
Income from leveraged leases	**$ 7,594**	$ 7,379	$ 5,456

Income from leveraged leases was positively impacted by $2.8 million and $2.6 million in 2009 and 2008, respectively, and negatively impacted by $0.2 million in 2007 due to changes in statutory tax rates.

18. Business Segment Information

We conduct our business activities in seven reporting segments within two business groups, Mailstream Solutions and Mailstream Services. The principal products and services of each of our reporting segments are as follows:

Mailstream Solutions:

U.S. Mailing: Includes the U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies; support and other professional services; and payment solutions.

International Mailing: Includes the non-U.S. revenue and related expenses from the sale, rental and financing of our mail finishing, mail creation, shipping equipment and software; supplies; support and other professional services; and payment solutions.

Production Mail: Includes the worldwide revenue and related expenses from the sale, financing, support and other professional services of our high-speed, production mail systems and sorting equipment.

Software: Includes the worldwide revenue and related expenses from the sale and support services of non-equipment-based mailing, customer communication and location intelligence software.

Mailstream Services:

Management Services: Includes worldwide facilities management services; secure mail services; reprographic, document management services; and litigation support and eDiscovery services.

Mail Services: Includes presort mail services and cross-border mail services.

Marketing Services: Includes direct marketing services for targeted customers.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

EBIT, a non-GAAP measure, is useful to management in demonstrating the operational profitability of the segments by excluding interest and taxes, which are generally managed across the entire company on a consolidated basis. EBIT is determined by deducting from revenue the related costs and expenses attributable to the segment. Segment EBIT also excludes general corporate expenses, restructuring charges and asset impairments. Identifiable assets are those used in our operations and exclude cash and cash equivalents, short-term investments and general corporate assets. Long-lived assets exclude finance receivables and investment in leveraged leases.

As a result of certain organizational changes made during 2009, we have reclassified certain prior year amounts to conform to the current year presentation. The amounts reclassified did not have a material impact to our segment disclosures.

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

Revenue and earnings before interest and taxes (EBIT) by business segment and geographic area follows:

	Revenue		
	2009	2008	2007
U.S. Mailing	**$ 2,016,259**	$ 2,250,399	$ 2,409,211
International Mailing	**920,398**	1,133,652	1,069,713
Production Mail	**525,745**	616,255	622,699
Software	**345,739**	399,814	326,359
Mailstream Solutions	**3,808,141**	4,400,120	4,427,982
Management Services	**1,060,907**	1,172,170	1,134,767
Mail Services	**559,200**	541,776	441,353
Marketing Services	**140,923**	148,239	125,693
Mailstream Services	**1,761,030**	1,862,185	1,701,813
Total	**$ 5,569,171**	$ 6,262,305	$ 6,129,795
Geographic areas:			
United States	**$ 3,979,493**	$ 4,335,650	$ 4,394,156
Outside the United States	**1,589,678**	1,926,655	1,735,639
Total	**$ 5,569,171**	$ 6,262,305	$ 6,129,795

	EBIT		
	2009	2008	2007
U.S. Mailing	**$ 743,108**	$ 890,356	$ 966,612
International Mailing	**128,084**	184,667	162,257
Production Mail	**51,037**	81,514	74,364
Software	**37,335**	28,335	37,031
Mailstream Solutions	**959,564**	1,184,872	1,240,264
Management Services	**72,307**	70,173	76,051
Mail Services	**82,723**	68,800	56,416
Marketing Services	**22,938**	21,291	6,984
Mailstream Services	**177,968**	160,264	139,451
Total	**$ 1,137,532**	$ 1,345,136	$ 1,379,715
Geographic areas:			
United States	**$ 971,725**	$ 1,100,900	$ 1,177,920
Outside the United States	**165,807**	244,236	201,795
Total	**$ 1,137,532**	$ 1,345,136	$ 1,379,715

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

Additional segment information is as follows:

	Years ended December 31,		
	2009	2008	2007
Depreciation and amortization:			
U.S. Mailing	**$ 139,176**	$ 146,422	$ 160,969
International Mailing	**53,667**	63,389	67,192
Production Mail	**7,079**	7,358	10,092
Software	**34,505**	37,317	26,864
Mailstream Solutions	**234,427**	254,486	265,117
Management Services	**44,809**	65,320	65,480
Mail Services	**31,071**	32,045	27,573
Marketing Services	**8,876**	8,380	10,261
Mailstream Services	**84,756**	105,745	103,314
Total	**$ 319,183**	$ 360,231	$ 368,431

	Years ended December 31,		
	2009	2008	2007
Capital expenditures:			
U.S. Mailing	**$ 78,808**	$ 100,783	$ 92,640
International Mailing	**25,448**	45,473	64,241
Production Mail	**1,292**	3,613	3,435
Software	**4,371**	12,519	7,755
Mailstream Solutions	**109,919**	162,388	168,071
Management Services	**19,766**	28,152	52,540
Mail Services	**21,058**	30,344	21,431
Marketing Services	**514**	1,730	91
Mailstream Services	**41,338**	60,226	74,062
Total	**$ 151,257**	$ 222,614	$ 242,133

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

	December 31, 2009	December 31, 2008
Identifiable assets:		
U.S. Mailing	$ 2,948,520	$ 3,092,653
International Mailing	1,677,082	1,688,275
Production Mail	617,483	594,646
Software	944,248	994,491
Mailstream Solutions	6,187,333	6,370,065
Management Services	879,390	905,410
Mail Services	516,274	508,308
Marketing Services	234,216	293,322
Mailstream Services	1,629,880	1,707,040
Total	$ 7,817,213	$ 8,077,105
Identifiable long-lived assets by geographic areas:		
United States	$ 2,846,443	$ 3,013,369
Outside the United States	909,099	1,057,967
Total	$ 3,755,542	$ 4,071,336

Reconciliation of Segment Amounts to Consolidated Totals:

	Years ended December 31, 2009	2008	2007
EBIT:			
Total EBIT for reportable segments	$ 1,137,532	$ 1,345,136	$ 1,379,715
Unallocated amounts:			
Interest, net	(203,906)	(216,450)	(241,871)
Corporate expense	(187,254)	(209,543)	(210,544)
Restructuring charges and asset impairments	(48,746)	(200,254)	(264,013)
Other items	(4,450)	(5,712)	(2,576)
Income from continuing operations before income taxes	$ 693,176	$ 713,177	$ 660,711
Depreciation and amortization:			
Total depreciation and amortization for reportable segments	$ 319,183	$ 360,231	$ 368,431
Corporate depreciation	19,712	18,886	14,710
Consolidated depreciation and amortization	$ 338,895	$ 379,117	$ 383,141
Capital expenditures:			
Total additions for reportable segments	$ 151,257	$ 222,614	$ 242,133
Unallocated amounts	15,471	14,694	22,523
Consolidated capital expenditures	$ 166,728	$ 237,308	$ 264,656

	December 31, 2009	December 31, 2008
Total assets:		
Total identifiable assets by reportable segments	$ 7,817,213	$ 8,077,105
Cash and cash equivalents and short-term investments	427,419	398,222
General corporate assets	289,279	334,909
Consolidated assets	$ 8,533,911	$ 8,810,236

(Tabular dollars in thousands, except per share data)

19. Retirement Plans and Postretirement Medical Benefits

We have several defined benefit and defined contribution retirement plans covering substantially all employees worldwide. Benefits are primarily based on employees' compensation and years of service. Our contributions are determined based on the funding requirements of U.S. federal and other governmental laws and regulations. We use a measurement date of December 31 for all of our retirement plans.

U.S. employees hired after January 1, 2005, Canadian employees hired after April 1, 2005, and U.K. employees hired after July 1, 2005, are not eligible for our defined benefit retirement plans.

During 2009, the Board of Directors approved and adopted a resolution amending both U.S. pension plans, the Pitney Bowes Pension Plan and the Pitney Bowes Pension Restoration Plan, to provide that benefit accruals as of December 31, 2014, will be determined and frozen and no future benefit accruals under the plans will occur after that date. Due to the freezes, the assets and liabilities of the plans were re-measured, resulting in a reduction of pension expense of $2.0 million for 2009. This expense reduction was offset by a one-time curtailment loss of $2.1 million which represents the unamortized prior service costs as of December 31, 2014.

During 2009, we voluntarily contributed a total of $125 million in cash to our global defined benefit pension plans in excess of legally required minimum contributions to increase the funding levels of the plans. Specifically, $100 million was contributed to the U.S. qualified plan and $25 million to certain foreign qualified plans.

For our U.S. defined contribution plans, we contributed $27.2 million, $32.1 million and $30.5 million in 2009, 2008 and 2007, respectively.

Defined Benefit Pension Plans

The change in benefit obligations, plan assets and the funded status for defined benefit pension plans are as follows:

	United States		Foreign	
	2009	2008	**2009**	2008
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 1,605,380**	$ 1,596,486	**$ 384,507**	$ 557,185
Service cost	**24,274**	29,699	**6,853**	10,562
Interest cost	**93,997**	96,205	**25,200**	29,140
Plan participants' contributions	**-**	-	**2,231**	2,978
Actuarial loss (gain)	**17,698**	528	**63,325**	(75,728)
Foreign currency changes	**-**	-	**45,858**	(117,234)
Settlement / curtailment	**(24,297)**	-	**(1,579)**	-
Special termination benefits	**112**	2,105	**2,012**	632
Benefits paid	**(117,658)**	(119,643)	**(20,475)**	(23,028)
Benefit obligation at end of year	**$ 1,599,506**	$ 1,605,380	**$ 507,932**	$ 384,507

(Tabular dollars in thousands, except per share data)

	United States		Foreign	
	2009	2008	**2009**	2008
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 1,175,271**	$ 1,675,002	**$ 312,206**	$ 532,627
Actual return on plan assets	**177,119**	(390,374)	**48,128**	(101,822)
Company contributions	**115,313**	10,286	**32,755**	7,868
Plan participants' contributions	**-**	-	**2,231**	2,978
Foreign currency changes	**-**	-	**39,468**	(106,417)
Benefits paid	**(117,658)**	(119,643)	**(20,475)**	(23,028)
Fair value of plan assets at end of year	**$ 1,350,045**	$ 1,175,271	**$ 414,313**	$ 312,206
Funded status, end of year:				
Fair value of plan assets at end of year	**$ 1,350,045**	$ 1,175,271	**$ 414,313**	$ 312,206
Benefit obligations at end of year	**1,599,506**	1,605,380	**507,932**	384,507
Funded status	**$ (249,461)**	$ (430,109)	**$ (93,619)**	$ (72,301)

Information provided in the table below is only for pension plans with an accumulated benefit obligation in excess of plan assets at December 31, 2009 and 2008:

	United States		Foreign	
	2009	2008	**2009**	2008
Projected benefit obligation	**$ 1,599,506**	$ 1,605,380	**$ 505,673**	$ 118,726
Accumulated benefit obligation	**$ 1,568,618**	$ 1,501,848	**$ 464,362**	$ 109,424
Fair value of plan assets	**$ 1,350,045**	$ 1,175,271	**$ 411,573**	$ 78,018

The accumulated benefit obligation for all U.S. defined benefit plans at December 31, 2009 and 2008 was $1.6 billion and $1.5 billion, respectively. The accumulated benefit obligation for all foreign defined benefit plans at December 31, 2009 and 2008 was $466 million and $337 million, respectively.

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

Amounts recognized in the Consolidated Balance Sheets:	United States		Foreign	
	2009	2008	**2009**	2008
Non-current asset	**$ -**	$ -	**$ 484**	$ 184
Current liability	**(19,424)**	(6,513)	**(957)**	(875)
Non-current liability	**(230,037)**	(423,596)	**(93,146)**	(71,610)
Net amount recognized	**$ (249,461)**	$ (430,109)	**$ (93,619)**	$ (72,301)

Pre-tax amounts recognized in accumulated other comprehensive income ("AOCI") consist of:

	United States 2009	United States 2008	Foreign 2009	Foreign 2008
Net actuarial loss	**$ 742,921**	$ 833,674	**$ 161,441**	$ 119,733
Prior service cost/(credit)	**(40)**	(113)	**756**	1,211
Transition obligation (asset)	**-**	-	**(196)**	(97)
Total	**$ 742,881**	$ 833,561	**$ 162,001**	$ 120,847

The estimated amounts that will be amortized from AOCI into net periodic benefits cost in 2010 are as follows:

	United States	Foreign
Net actuarial loss	**$ 30,936**	**$ 3,858**
Prior service cost/(credit)	**(2,999)**	**471**
Transition obligation	**-**	**(10)**
Total	**$ 27,937**	**$ 4,319**

Weighted average assumptions used to determine end of year benefit obligations:

	United States 2009	United States 2008	Foreign 2009	Foreign 2008
Discount rate	**5.75%**	6.05%	**2.25% - 6.00%**	2.25% - 6.60%
Rate of compensation increase	**3.50%**	4.25%	**2.50% - 5.60%**	2.50% - 5.10%

At December 31, 2009 there were no shares of our common stock included in the plan assets of our pension plans.

We anticipate making contributions of up to $20 million each to our U.S. and foreign pension plans during 2010. We will reassess our funding alternatives as the year progresses.

The components of the net periodic benefit cost for defined pension plans are as follows:

	United States			Foreign		
	2009	2008	2007	**2009**	2008	2007
Service cost	**$ 24,274**	$ 29,699	$ 28,500	**$ 6,853**	$ 10,562	$ 13,427
Interest cost	**93,997**	96,205	94,173	**25,200**	29,140	27,720
Expected return on plan assets	**(120,662)**	(132,748)	(127,070)	**(27,193)**	(36,713)	(37,079)
Amortization of transition cost	**-**	-	-	**(61)**	142	(706)
Amortization of prior service cost	**(2,547)**	(2,560)	(2,116)	**446**	628	663
Recognized net actuarial loss	**26,063**	18,944	29,860	**2,486**	3,981	7,347
Special termination	**112**	2,105	1,187	**2,385**	632	906
Settlement / curtailment	**4,107**	-	-	**202**	-	-
Net periodic benefit cost	**$ 25,344**	$ 11,645	$ 24,534	**$ 10,318**	$ 8,372	$ 12,278

(Tabular dollars in thousands, except per share data)

Other changes in plan assets and benefit obligations for defined benefit pension plans recognized in other comprehensive income are as follows:

	United States		Foreign	
	2009	2008	**2009**	2008
Curtailments effects and settlements	**$ (28,404)**	$ -	**$ -**	$ -
Net actuarial loss (gain)	**(38,407)**	523,650	**44,124**	49,007
Prior service cost (credit)	**(353)**	-	**-**	-
Amortization of net actuarial (loss) gain	**(26,063)**	(18,944)	**(2,059)**	(2,823)
Amortization of prior service (cost) credit	**2,547**	2,560	**(512)**	(448)
Net transitional obligation (asset)	**-**	-	**(99)**	(96)
Total recognized in other comprehensive income	**$ (90,680)**	$ 507,266	**$ 41,454**	$ 45,640

Weighted average assumptions used to determine net periodic benefit costs:

	United States			Foreign		
	2009	2008	2007	**2009**	2008	2007
Discount rate	**6.05%**	6.15%	5.85%	**2.25% - 6.60%**	2.25% - 5.80%	2.25% - 5.30%
Expected return on plan assets	**8.00%**	8.50%	8.50%	**4.49% - 7.75%**	3.50% - 7.75%	3.50% - 7.75%
Rate of compensation increase	**4.25%**	4.50%	4.50%	**2.50% - 5.10%**	2.50% - 5.50%	2.50% - 5.30%

The expected return on plan assets is based on historical and projected rates of return for current and planned asset classes in the plans' investment portfolio after analyzing historical experience and future expectations of the returns and volatility of the various asset classes. The overall expected rate of return for the portfolio was determined based on the target asset allocations for each asset class, adjusted for historical and expected experience of active portfolio management results, when compared to the benchmark returns. When assessing the expected future returns for the portfolio, management placed more emphasis on the expected future returns than historical returns.

U.S. Pension Plans' Investment Strategy and Asset Allocation

Our U.S. pension plans' investment strategy supports the objectives of the plans, which are to maximize returns within reasonable and prudent levels of risk, to achieve and maintain full funding of the accumulated benefit obligations and the actuarial liabilities, and to earn a nominal rate of return of at least 8.0%. The fund has established a strategic asset allocation policy to achieve these objectives. Investments are diversified across asset classes and within each class to reduce the risk of large losses and are periodically rebalanced. Derivatives, such as swaps, options, forwards and futures contracts may be used for market exposure, to alter risk/return characteristics and to manage foreign currency exposure. Investments within the private equity and real estate portfolios are comprised of limited partnership units in primary and secondary fund of funds and units in open-ended commingled real estate funds, respectively. These types of investment vehicles are used in an effort to gain greater asset diversification. We have no hedge fund investments. We do not have any significant concentrations of credit risk within the plan assets. The pension plans' liabilities, investment objectives and investment managers are reviewed periodically.

(Tabular dollars in thousands, except per share data)

The target allocation for 2010 and the asset allocation for the U.S. pension plan at December 31, 2009 and 2008, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
Asset category	**2010**	**2009**	2008
U.S. equities	**37%**	**35%**	33%
Non-U.S. equities	**19%**	**19%**	17%
Fixed income	**32%**	**38%**	39%
Real estate	**5%**	**4%**	7%
Private equity	**7%**	**4%**	4%
Total	**100%**	**100%**	100%

The long-term asset allocation targets we use to manage the investment portfolio are based on the broad asset categories shown above. The plan asset categories presented in the fair value hierarchy are subsets of the broad asset categories.

Foreign Pension Plans' Investment Strategy

Our foreign pension plan assets are managed by outside investment managers and monitored regularly by local trustees, in conjunction with our corporate personnel. The investment strategies adopted by our foreign plans vary by country and plan, with each strategy tailored to achieve the expected rate of return within an acceptable or appropriate level of risk, depending upon the liability profile of plan participants, local funding requirements, investment markets and restrictions. Our largest foreign pension plan is the U.K. plan, which represents 75% of the non-U.S. pension assets. The U.K. pension plan's investment strategy supports the objectives of the fund, which are to maximize returns within reasonable and prudent levels of risk, to achieve and maintain full funding of the accumulated benefit obligations and the actuarial liabilities, and to earn a nominal rate of return of at least 7.25%. The fund has established a strategic asset allocation policy to achieve these objectives. Investments are diversified across asset classes and within each class to minimize the risk of large losses and are periodically rebalanced. Derivatives, such as swaps, options, forwards and futures contracts may be used for market exposure, to alter risk/return characteristics and to manage foreign currency exposure. We do not have any significant concentrations of credit risk within the plan assets. The pension plans' liabilities, investment objectives and investment managers are reviewed periodically.

The target allocation for 2010 and the asset allocation for the U.K. pension plan at December 31, 2009 and 2008, by asset category, are as follows:

	Target Allocation	Percentage of Plan Assets at December 31,	
Asset category	**2010**	**2009**	2008
U.K. equities	**32%**	**35%**	34%
Non-U.K. equities	**33%**	**32%**	29%
Fixed income	**35%**	**32%**	33%
Cash	**-%**	**1%**	4%
Total	**100%**	**100%**	100%

The long-term asset allocation targets we use to manage the investment portfolio are based on the broad asset categories shown above. The plan asset categories presented in the fair value hierarchy are subsets of the broad asset categories.

The fair value of the U.K. plan assets was $312 million and $234 million at December 31, 2009 and 2008, respectively, and the expected long-term rate of return on these plan assets was 7.50% and 7.25% in 2009 and 2008, respectively.

(Tabular dollars in thousands, except per share data)

Fair Value Measurements of Plan Assets

The following tables show, by level within the fair value hierarchy, the financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2009 and 2008, respectively, for the U.S. and foreign pension plans. As required by the fair value measurements guidance, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement requires judgment and may affect their placement within the fair value hierarchy levels.

U.S. Pension Plans - Fair Value Measurements at December 31, 2009 by Level

	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities				
Money market funds	$ -	$ 95,534	$ -	$ 95,534
Equity securities	403,536	316,754	-	720,290
Debt securities - U.S. and foreign governments, agencies, and municipalities	50,934	29,628	-	80,562
Corporate debt securities	-	156,811	-	156,811
Mortgage-backed securities	-	132,509	761	133,270
Asset-backed securities	-	17,347	-	17,347
Private equity	-	-	49,231	49,231
Real estate	-	-	50,331	50,331
Derivatives	135	-	-	135
Securities lending fund *	-	139,416	-	139,416
Total assets	$ 454,605	$ 887,999	$ 100,323	$ 1,442,927
Liabilities:				
Investment securities				
Derivatives	$ 2,064	$ 1	$ -	$ 2,065
Total liabilities	$ 2,064	$ 1	$ -	$ 2,065

* Securities lending fund at December 31, 2009 is offset by a liability of $139,416 recorded in the Pitney Bowes Pension Plan net assets available for benefits.

Foreign Pension Plans - Fair Value Measurements at December 31, 2009 by Level

	Level 1	Level 2	Level 3	Total
Assets:				
Investment securities				
Money market funds	$ -	$ -	$ -	$ -
Equity securities	118,302	133,513	-	251,815
Debt securities - U.S. and foreign governments, agencies, and municipalities	8,817	42,665	-	51,482
Corporate debt securities	-	83,251	-	83,251
Mortgage-backed securities	-	28	-	28
Asset-backed securities	-	1,488	-	1,488
Private equity	-	-	-	-
Real estate	-	-	-	-
Derivatives	-	-	-	-
Total assets	$ 127,119	$ 260,945	$ -	$ 388,064
Liabilities:				
Investment securities				
Derivatives	$ -	$ -	$ -	$ -
Total liabilities	$ -	$ -	$ -	$ -

The following information relates to our classification of investments into the fair value hierarchy:

- *Money Market Funds:* Money market funds typically invest in government securities, certificates of deposit, commercial paper of companies and other highly liquid and low-risk securities. Money market funds are principally used for overnight deposits. The money market funds are classified in Level 2 of the fair value hierarchy since they are not actively traded on an exchange.
- *Equity Securities:* Equity securities include U.S. and foreign common stock, American Depository Receipts, preferred stock and commingled funds. Equity securities classified in Level 1 of the fair value hierarchy are valued using active, high volume trades for identical securities. Equity securities classified in Level 2 of the fair value hierarchy represent those not listed on an exchange in an active market.
- *Debt Securities - U.S. and Foreign Governments and its Agencies and Municipalities:* Government securities include treasury notes and bonds, foreign government issues, U.S. government sponsored agency debt and commingled funds. Municipal debt securities include general obligation securities and revenue-backed securities. Debt securities classified in Level 1 of the fair value hierarchy are valued using active, high volume trades for identical securities. Debt securities classified in Level 2 of the fair value hierarchy are valued through benchmarking model derived prices to quoted market prices and trade data for identical or comparable securities.
- *Corporate Debt Securities*: Investments are comprised of both investment grade debt (≥BBB-) and high-yield debt (≤BBB-). The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations where observable, or bond spreads. The spread data used are for the same maturity as the security. These securities are classified in Level 2 of the fair value hierarchy.
- *Mortgage-Backed Securities ("MBS")*: Investments are comprised of agency-backed MBS, non-agency MBS, collateralized mortgage obligations, commercial MBS, and commingled funds. These securities are valued based on external pricing indices. When external index pricing is not observable, mortgage-backed securities are valued based on external price/spread data. If neither pricing method is available, we then utilize broker quotes. When inputs are observable and supported by an active market, mortgage-backed securities are classified as Level 2 in the fair value hierarchy. When inputs are unobservable, mortgage-backed securities are classified as Level 3 in the fair value hierarchy.
- *Asset-Backed Securities ("ABS")*: Investments are comprised of credit card receivables, auto loan receivables, student loan receivables, and Small Business Administration loans. These securities are valued based on external pricing indices or external price/spread data. Asset-backed securities are classified as Level 2 in the fair value hierarchy.
- *Private Equity*: Investments are comprised of units in fund of fund investment vehicles. The fund of fund vehicles consist of various private equity investments and are used in an effort to gain greater diversification. The investments are valued in accordance with the most appropriate valuation techniques. These investments are classified in Level 3 in the fair value hierarchy due to the unobservable inputs used to determine a fair value.
- *Real Estate:* Investments include units in open-ended commingled real estate funds. The properties that comprise these funds are valued externally by an independent appraiser using the most appropriate valuation techniques. These investments are classified in Level 3 in the fair value hierarchy due to the unobservable inputs used to determine a fair value.
- *Derivatives:* Instruments are comprised of futures, forwards, options and warrants and are used to gain exposure to a desired investment as well as for defensive hedging purposes against currency and interest rate fluctuations. Derivative instruments classified in Level 1 of the fair value hierarchy are valued through a readily available exchange listed price. Derivative instruments classified in Level 2 of the fair value hierarchy are valued using observable inputs but are not listed or traded on an exchange. Derivative instruments classified in Level 3 of the fair value hierarchy are valued using unobservable inputs.
- *Securities Lending Fund:* Investment represents a commingled fund through our custodian's securities lending program. The U.S. pension plan lends securities that are held within the plan to other banks and/or brokers, for which we receive collateral. This collateral is invested in the commingled fund, which invests in short-term fixed income securities such as commercial paper, short-term ABS and other short-term issues. Since the commingled fund is not listed or traded on an exchange, the investment is classified as Level 2 in the fair value hierarchy. The investment presented in the fair value hierarchy is offset by a liability of an equal amount representing assets that participate in securities lending program, which is reflected in the Pitney Bowes Pension Plan's net assets available for benefits.

(Tabular dollars in thousands, except per share data)

Level 3 Gains and Losses

The following table shows a summary of the changes in the fair value of the U.S. pension plans level 3 assets for the year ended December 31, 2009:

U.S. Pension Plans - Level 3 Fair Value Measurements - Year Ended December 31, 2009

	Mortgage-backed securities	Private equity	Real estate	Derivatives	Total
Balance at December 31, 2008	$ 863	$ 41,541	$ 85,500	$ 589	$ 128,493
Realized gains / (losses)	(3)	-	416	(553)	(140)
Unrealized gains / (losses)	(3)	(6,038)	(35,007)	692	(40,356)
Purchases, sales, issuances and settlements (net)	(96)	13,728	(578)	(728)	12,326
Transfers in and/or out of level 3	-	-	-	-	-
Balance at December 31, 2009	$ 761	$ 49,231	$ 50,331	$ -	$ 100,323

Reconciliation of Plan Assets to Fair Value Measurements Hierarchy

The following tables show a reconciliation of the total fair value of pension plan assets to the fair value of financial instruments presented in the fair value measurements hierarchy for the U.S. and foreign pension plans at December 31, 2009:

Reconciliation of Plan Assets to Fair Value Measurements Hierarchy at December 31, 2009

	United States	Foreign
Total Plan Assets	$ 1,350,045	$ 414,313
Cash	(848)	(24,843)
Securities lending fund liability	139,416	-
Receivables / Prepaid benefits	(79,936)	-
Payables / Accrued expenses	33,589	-
Other	(1,404)	(1,406)
Total Per Fair Value Measurements Hierarchy	$ 1,440,862	$ 388,064

Nonpension Postretirement Benefits

We provide certain health care and life insurance benefits to eligible retirees and their dependents. The cost of these benefits is recognized over the period the employee provides credited services to the Company. Substantially all of our U.S. and Canadian employees become eligible for retiree health care benefits after reaching age 55 or in the case of employees of Pitney Bowes Management Services after reaching age 60 and with the completion of the required service period. U.S. employees hired after January 1, 2005, and Canadian employees hired after April 1, 2005, are not eligible for retiree health care benefits.

(Tabular dollars in thousands, except per share data)

The change in benefit obligations, plan assets and the funded status for nonpension postretirement benefit plans are as follows:

	December 31, 2009	December 31, 2008
Change in benefit obligation:		
Benefit obligations at beginning of year	**$ 244,544**	$ 246,572
Service cost	**3,424**	3,613
Interest cost	**14,437**	14,410
Plan participants' contributions	**8,778**	8,627
Actuarial loss (gain)	**21,489**	14,662
Foreign currency changes	**2,509**	(3,653)
Gross benefits paid	**(43,494)**	(42,259)
Less federal subsidy on benefits paid	**2,718**	2,572
Benefit obligations at end of year	**$ 254,405**	$ 244,544
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ -**	$ -
Company contribution	**31,998**	31,060
Plan participants' contributions	**8,778**	8,627
Gross benefits paid	**(43,494)**	(42,259)
Less federal subsidy on benefits paid	**2,718**	2,572
Fair value of plan assets at end of year	**$ -**	$ -
Funded status, end of year:		
Fair value of plan assets at end of year	**$ -**	$ -
Benefit obligations at end of year	**254,405**	244,544
Funded status	**$ (254,405)**	$ (244,544)

The discount rates used in determining the accumulated postretirement benefit obligations for the U.S. plan were 5.35% in 2009 and 5.95% in 2008. The discount rates used in determining the accumulated postretirement benefit obligations for the Canadian plan were 5.85% in 2009 and 6.60% in 2008.

Amounts recognized in the Consolidated Balance Sheets consist of:	2009	2008
Current liability	**$ (26,293)**	$ (26,920)
Non-current liability	**(228,112)**	(217,624)
Net amount recognized	**$ (254,405)**	$ (244,544)
Pre-tax amounts recognized in AOCI consist of:		
Net actuarial loss	**$ 74,044**	$ 55,764
Prior service credit	**(8,397)**	(10,872)
Total	**$ 65,647**	$ 44,892

The components of the net periodic benefit cost for nonpension postretirement benefit plans are as follows:

	2009	2008	2007
Service cost	**$ 3,424**	$ 3,613	$ 3,529
Interest cost	**14,437**	14,410	13,904
Amortization of prior service benefit	**(2,475)**	(2,471)	(2,472)
Recognized net actuarial loss	**4,092**	3,386	2,214
Net periodic benefit cost	**$ 19,478**	$ 18,938	$ 17,175

(Tabular dollars in thousands, except per share data)

Other changes in plan assets and benefit obligations for nonpension postretirement benefit plans recognized in other comprehensive income are as follows:

	2009	2008
Net actuarial loss (gain)	**$ 21,367**	$ 15,067
Prior service cost (credit)	**-**	-
Amortization of net actuarial (loss) gain	**(4,092)**	(3,257)
Amortization of prior service (cost) credit	**2,475**	2,478
Adjustment for actual Medicare Part D Premium	**1,005**	1,191
Total recognized in other comprehensive income	**$ 20,755**	$ 15,479

Weighted average assumptions used to determine net periodic costs during the years:

	2009	2008	2007
Discount rate – U.S.	**5.95%**	5.90%	5.85%
Discount rate – Canada	**6.60%**	5.25%	5.00%

The estimated amounts that will be amortized from AOCI into net periodic benefit cost in 2010 are as follows:

Net actuarial loss	**$ 5,894**
Prior service credit	**(2,513)**
Total	**$ 3,381**

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligations for the U.S. plan was 7.50% for 2009 and 8.00% for 2008. The assumed health care trend rate is 7.50% for 2010 and we assume it will gradually decline to 5.00% by the year 2015 and remain at that level thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in the assumed health care cost trend rates would have the following effects:

	1% Increase	**1% Decrease**
Effect on total of service and interest cost components	**$ 590**	**$ (507)**
Effect on postretirement benefit obligations	**$ 8,693**	**$ (7,584)**

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits
For the year ending 12/31/10	$ 133,052
For the year ending 12/31/11	123,634
For the year ending 12/31/12	131,716
For the year ending 12/31/13	134,787
For the year ending 12/31/14	139,896
For the years ending 12/31/15-12/31/19	723,097
	$ 1,386,182

	Nonpension		
	Gross	Medicare Part D Subsidy	Net
For the year ending 12/31/10	$ 29,182	$ (2,954)	$ 26,228
For the year ending 12/31/11	28,189	(3,188)	25,001
For the year ending 12/31/12	27,009	(3,439)	23,570
For the year ending 12/31/13	25,792	(3,696)	22,096
For the year ending 12/31/14	24,831	(3,903)	20,928
For the years ending 12/31/15-12/31/19	112,379	(17,215)	95,164
	$ 247,382	$ (34,395)	$ 212,987

20. Earnings per Share

A reconciliation of the basic and diluted earnings per share computations for income from continuing operations for the years ended December 31, 2009, 2008 and 2007 is as follows:

(Weighted average shares in thousands)	2009		
	Income	Weighted Average Shares	Per Share
Pitney Bowes Inc. net income	$ 423,445		
Less:			
Preferred stock dividends	-		
Preference stock dividends	(72)		
Basic earnings per share	$ 423,373	206,734	$ 2.05
Basic earnings per share	$ 423,373	206,734	
Effect of dilutive securities:			
Preferred stock	-	3	
Preference stock	72	568	
Stock options and stock purchase plans	-	7	
Other stock plans	-	10	
Diluted earnings per share	$ 423,445	207,322	$ 2.04

Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 2.09
Discontinued operations	(0.04)
Net income	$ 2.05
Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 2.08
Discontinued operations	(0.04)
Net income	$ 2.04

Note: The sum of the earnings per share amounts may not equal the totals above due to rounding.

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

(Weighted average shares in thousands)	2008		
	Income	Weighted Average Shares	Per Share
Pitney Bowes Inc. net income	$ 419,793		
Less:			
Preferred stock dividends	-		
Preference stock dividends	(77)		
Basic earnings per share	$ 419,716	208,425	$ 2.01
Basic earnings per share	$ 419,716	208,425	
Effect of dilutive securities:			
Preferred stock	-	3	
Preference stock	77	601	
Stock options and stock purchase plans	-	603	
Other stock plans	-	67	
Diluted earnings per share	$ 419,793	209,699	$ 2.00

Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 2.15
Discontinued operations	(0.13)
Net income	$ 2.01

Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 2.13
Discontinued operations	(0.13)
Net income	$ 2.00

Note: The sum of the earnings per share amounts may not equal the totals above due to rounding.

(Weighted average shares in thousands)	2007		
	Income	Weighted Average Shares	Per Share
Pitney Bowes Inc. net income	$ 366,781		
Less:			
Preferred stock dividends	-		
Preference stock dividends	(81)		
Basic earnings per share	$ 366,700	218,444	$ 1.68
Basic earnings per share	$ 366,700	218,444	
Effect of dilutive securities:			
Preferred stock	-	3	
Preference stock	81	638	
Stock options and stock purchase plans	-	2,028	
Other stock plans	-	107	
Diluted earnings per share	$ 366,781	221,220	$ 1.66

Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 1.65
Discontinued operations	0.03
Net income	$ 1.68

Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders:	
Continuing operations	$ 1.63
Discontinued operations	0.03
Net income	$ 1.66

Note: The sum of the earnings per share amounts may not equal the totals above due to rounding.

In accordance with the earnings per share accounting guidance, 6.0 million, 3.3 million and 0.5 million common stock equivalent shares in 2009, 2008 and 2007, respectively, issuable upon the exercise of stock options were excluded from the above computations because the exercise prices of such options were greater than the average market price of the common stock, and therefore the impact of these shares was anti-dilutive.

(Tabular dollars in thousands, except per share data)

21. *Quarterly Financial Data (unaudited)*

Summarized quarterly financial data for 2009 and 2008 follows:

2009	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 1,379,584	$ 1,378,462	$ 1,356,820	$ 1,454,305	$ 5,569,171
Gross profit (1)	701,988	685,596	688,373	755,190	2,831,147
Restructuring charges and asset impairments	-	-	12,845	35,901	48,746
Income from continuing operations	106,300	116,731	110,278	119,713	453,022
Gain (loss) from discontinued operations, net of income tax	2,623	5,102	(2,429)	(13,405)	(8,109)
Net income before attribution of noncontrolling interests	108,923	121,833	107,849	106,308	444,913
Less: Preferred stock dividends of subsidiaries attributable to noncontrolling interests	4,521	4,571	4,622	7,754	21,468
Pitney Bowes Inc. net income	$ 104,402	$ 117,262	$ 103,227	$ 98,554	$ 423,445
Amounts attributable to Pitney Bowes Inc. common stockholders:					
Income from continuing operations	$ 101,779	$ 112,160	$ 105,656	$ 111,959	$ 431,554
Gain (loss) from discontinued operations	2,623	5,102	(2,429)	(13,405)	(8,109)
Pitney Bowes Inc. net income	$ 104,402	$ 117,262	$ 103,227	$ 98,554	$ 423,445
Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (2):					
Continuing operations	$ 0.49	$ 0.54	$ 0.51	$ 0.54	$ 2.09
Discontinued operations	0.01	0.02	(0.01)	(0.06)	(0.04)
Net Income	$ 0.51	$ 0.57	$ 0.50	$ 0.48	$ 2.05
Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (2):					
Continuing operations	$ 0.49	$ 0.54	$ 0.51	$ 0.54	$ 2.08
Discontinued operations	0.01	0.02	(0.01)	(0.06)	(0.04)
Net Income	$ 0.50	$ 0.57	$ 0.50	$ 0.47	$ 2.04

(1) Gross profit is defined as total revenue less cost of equipment sales, cost of supplies, cost of software, cost of rentals, financing interest expense, cost of support services and cost of business services.

(2) The sum of the quarters and earnings per share amounts may not equal the annual and total amounts due to rounding.

PITNEY BOWES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in thousands, except per share data)

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
Total revenue	$ 1,573,957	$ 1,588,086	$ 1,547,673	$ 1,552,589	$ 6,262,305
Gross profit (1)	801,503	808,856	790,033	795,841	3,196,233
Restructuring charges and asset impairments	17,093	18,815	49,229	115,117	200,254
Income from continuing operations	127,733	136,136	106,832	97,547	468,248
Loss from discontinued operations, net of income tax	(3,832)	(2,831)	(2,063)	(18,974)	(27,700)
Net income before attribution of noncontrolling interests	123,901	133,305	104,769	78,573	440,548
Less: Preferred stock dividends of subsidiaries attributable to noncontrolling interests	4,798	4,796	6,540	4,621	20,755
Pitney Bowes Inc. net income	$ 119,103	$ 128,509	$ 98,229	$ 73,952	$ 419,793
Amounts attributable to Pitney Bowes Inc. common stockholders:					
Income from continuing operations	$ 122,935	$ 131,340	$ 100,292	$ 92,926	$ 447,493
Loss from discontinued operations	(3,832)	(2,831)	(2,063)	(18,974)	(27,700)
Pitney Bowes Inc. net income	$ 119,103	$ 128,509	$ 98,229	$ 73,952	$ 419,793
Basic earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (2):					
Continuing operations	$ 0.58	$ 0.63	$ 0.48	$ 0.45	$ 2.15
Discontinued operations	(0.02)	(0.01)	(0.01)	(0.09)	(0.13)
Net Income	$ 0.56	$ 0.62	$ 0.47	$ 0.36	$ 2.01
Diluted earnings per share of common stock attributable to Pitney Bowes Inc. common stockholders (2):					
Continuing operations	$ 0.58	$ 0.63	$ 0.48	$ 0.45	$ 2.13
Discontinued operations	(0.02)	(0.01)	(0.01)	(0.09)	(0.13)
Net Income	$ 0.56	$ 0.61	$ 0.47	$ 0.36	$ 2.00

(1) Gross profit is defined as total revenue less cost of equipment sales, cost of supplies, cost of software, cost of rentals, financing interest expense, cost of support services and cost of business services.

(2) The sum of the quarters and earnings per share amounts may not equal the annual and total amounts due to rounding.

PITNEY BOWES INC.

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

FOR THE YEARS ENDED DECEMBER 31, 2007 TO 2009

(Dollars in thousands)

Description	Balance at beginning of year	Additions		Deductions		Balance at end of year
Allowance for doubtful accounts						
2009	**$ 45,264**	**$ 10,516**	(1)	**$ (12,999)**	(2)	**$ 42,781**
2008	$ 49,324	$ 17,134	(1)	$ (21,194)	(2)	$ 45,264
2007	$ 50,052	$ 19,880	(1)	$ (20,608)	(2)	$ 49,324
Allowance for credit losses on finance receivables						
2009	**$ 71,790**	**$ 61,755**		**$ (61,387)**	(2)	**$ 72,158**
2008	$ 78,371	$ 51,736		$ (58,317)	(2)	$ 71,790
2007	$ 82,499	$ 44,440		$ (48,568)	(2)	$ 78,371
Valuation allowance for deferred tax asset (3)						
2009	**$ 91,405**	**$ 5,628**		**$ (1,043)**		**$ 95,990**
2008	$ 69,792	$ 37,942		$ (16,329)		$ 91,405
2007	$ 33,563	$ 64,487		$ (28,258)		$ 69,792

(1) Includes additions charged to expenses, additions from acquisitions and impact of foreign exchange translation.

(2) Includes uncollectible accounts written off and amounts included in divestitures.

(3) Included in Consolidated Balance Sheet as a liability.

EXHIBIT (i)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31,				
	2009	2008	2007	2006	2005
Income from continuing operations before income taxes	**$ 693,176**	$ 713,177	$ 660,711	$ 914,490	$ 811,668
Add:					
Interest expense (2)	**208,855**	229,343	250,540	228,418	193,174
Portion of rents representative of the interest factor	**41,499**	43,030	48,969	46,255	52,823
Amortization of capitalized interest	**1,716**	1,717	1,717	1,345	986
Income as adjusted	**$ 945,246**	$ 987,267	$ 961,937	$ 1,190,508	$ 1,058,651
Fixed charges:					
Interest expense (2)	**$ 208,855**	$ 229,343	$ 250,540	$ 228,418	$ 193,174
Portion of rents representative of the interest factor	**41,499**	43,030	48,969	46,255	52,823
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	**32,851**	31,610	33,412	21,819	16,512
Total fixed charges	**$ 283,205**	$ 303,983	$ 332,921	$ 296,492	$ 262,509
Ratio of earnings to fixed charges	**3.34**	3.25	2.89	4.02	4.03

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Interest expense incudes both financing interest expense and other interest expense.

PITNEY BOWES INC.
SUBSIDIARIES OF THE REGISTRANT

The Registrant, Pitney Bowes Inc., a Delaware Corporation, has no parent.

The following are subsidiaries of the Registrant
(as of December 31, 2009)

Company name	Country or state of incorporation
Addressing Systems International Holdings Limited	England
Adrema Leasing Corporation	Delaware
Andean Enterprises, Inc.	Panama
Alternative Mail & Parcel Investments Limited	UK
Archiver Limited f/k/a Micromedia Limited	England
Artec International Corporation	California
Asterion Direct SAS	France
B. Williams Funding Corp.	Delaware
B. Williams Holding Corp.	Delaware
Canadian Office Services (Toronto) Limited	Canada
Cascade Microfilm Systems, Inc.	California
Digital Cement Inc.	Delaware
Digital Cement Co.	Canada
Dimasi Strategic Research Pty Limited	Australia
Elmcroft Road Realty Corporation	Connecticut
Emtex Limited	England
Emtex Software, Inc.	Florida
Emtex Software, Inc.	Canada
Encom Europe Limited	England
FSL Holdings Inc.	Connecticut
FSL Risk Managers Inc.	New York
Group 1 Software China Ltd.	Hong Kong
Group 1 Software France SA	France
Harvey Company, L.L.C	Delaware
Historic Boardwalk Hall, L.L.C.	Delaware
Horizon Management AB	Sweden
Horizon Scandinavia AB	Sweden
Ibis Consulting, Inc.	Rhode Island
Imagitas, Inc.	Delaware
Imagitas Security Corporation	Massachusetts
Informatech Inc.	California
International Imaging Limited	England
Mag Systèmes SAS	France
MailCode Holdings, Inc.	Indiana
MailCode, Inc.	Delaware
MapInfo Realty LLC	New York
PB Australia Funding Pty. Limited	Australia
PB Canada Funding Ltd.	Canada
PB Equipment Management Inc.	Delaware
PB Forms, Inc.	Nebraska
PB Historic Renovation LLC	Delaware
PB Leasing Corporation	Delaware
PB Miles Inc.	Delaware
PB Nova Scotia II ULC	Canada
PB Nova Scotia Holdings ULC	Canada
PB Nova Scotia Holdings II ULC	Canada
PB Nova Scotia LP	Delaware
PB Partnership Financing Inc.	Delaware
PB Professional Services Inc.	Delaware
PBDorm Ireland Limited	Ireland
PCAN Mailing Solutions, Inc.Solutions D'Affranchissement PCAN Inc.	Canada
Pitney Bowes (Asia Pacific) Pte. Ltd	Singapore
Pitney Bowes Asterion SAS	France
Pitney Bowes Australia FAS Pty. Limited	Australia
Pitney Bowes Australia Pty Limited	Australia
Pitney Bowes Austria Ges.m.b.H	Austria

Company name	Country or state of incorporation
Pitney Bowes Batsumi Enterprise (Pty) Ltd.	South Africa
Pitney Bowes Belgium NV	Belgium
Pitney Bowes of Canada Ltd. - Pitney Bowes du Canada Ltee	Canada
Pitney Bowes Canada Holdings Limited	Canada
Pitney Bowes China Inc.	Delaware
Pitney Bowes Credit Australia Limited	Australia
Pitney Bowes Cross Border Services, Inc	Delaware
Pitney Bowes Danmark A/S (formerly Haro Systemer AS)	Denmark
Pitney Bowes Data Systems, Ltd.	Delaware
Pitney Bowes de Mexico, S.A. de C.V.	Mexico
Pitney Bowes Deutschland GmbH	Germany
Pitney Bowes Document Messaging Technologies Limited (formerly Bell & Howell Limited)	England
Pitney Bowes (Dormant) Pte Ltd.	Singapore
Pitney Bowes Espana, S.A.	Spain
Pitney Bowes Finance plc (formerly PB Leasing Ltd.)	England
Pitney Bowes Finance Ireland Limited	Ireland
Pitney Bowes Global Financial Services LLC	Delaware
Pitney Bowes Global Limited	England
Pitney Bowes Global LLC	Delaware
Pitney Bowes Government Solutions, Inc.	Delaware
Pitney Bowes Holding SNC	France
Pitney Bowes Holdings B.V.	Netherlands
Pitney Bowes Holdings Denmark ApS	Denmark
Pitney Bowes Holdings Limited	England
Pitney Bowes Hong Kong Limited	Hong Kong
Pitney Bowes India Inc.	Delaware
Pitney Bowes India Private Limited	India
Pitney Bowes Insurance Agency, Inc.	Connecticut
Pitney Bowes International	Ireland
Pitney Bowes International Funding	Ireland
Pitney Bowes International Holdings, Inc.	Delaware
Pitney Bowes Ireland Limited	Ireland
Pitney Bowes Italia S.r.l.	Italy
Pitney Bowes International Mail Services Limited	UK
Pitney Bowes Japan KK	Japan
Pitney Bowes Korea Ltd.	Korea
Pitney Bowes Limited	England
Pitney Bowes Luxembourg Holding S.a.r.l.	Luxembourg
Pitney Bowes Luxembourg SARL	Luxembourg
Pitney Bowes Mail and Messaging Systems (Shanghai) Co., Ltd.	Shanghai
Pitney Bowes (Malaysia) Sdn Bhd	Malaysia
Pitney Bowes Management Services Belgium, NV	Belgium
Pitney Bowes Management Services Canada, Inc. Services de Gestion Pitney Bowes Canada, Inc.	Canada
Pitney Bowes Management Services Denmark, A/S	Denmark
Pitney Bowes Management Services Deutschland GmbH	Germany
Pitney Bowes Management Services Italia S.r.l.	Italy
Pitney Bowes Management Services Limited	England

PITNEY BOWES INC.
SUBSIDIARIES

Company name	Country or state of incorporation
Pitney Bowes Management Services Netherlands, B.V.	Netherlands
Pitney Bowes Management Services Norway A.S.	Norway
Pitney Bowes Management Services Sweden AB	Sweden
Pitney Bowes Management Services, Inc.	Delaware
Pitney Bowes MapInfo Business Applications Limited (formerly Southbank Systems Limited)	England
Pitney Bowes MapInfo GDC Limited (formerly Graphical Data Capture Limited)	England
Pitney Bowes MapInfo India Private Limited	India
Pitney Bowes MapInfo Scotland Limited (formerly Moleseye Limited)	England
Pitney Bowes MapInfo UK Limited	England
Pitney Bowes Netherlands B.V.	Netherlands
Pitney Bowes New Zealand Limited	New Zealand
Pitney Bowes Norge AS	Norway
Pitney Bowes Nova Scotia ULC	Canada
Pitney Bowes Oy	Finland
Pitney Bowes PBS Ltd	Korea
Pitney Bowes Polska Sp. z.o.o.	Poland
Pitney Bowes Portugal Sociedade Unipessoal, Lda.	Portugal
Pitney Bowes Properties Inc.	Connecticut
Pitney Bowes Puerto Rico, Inc.	Puerto Rico
Pitney Bowes SA (Pty) Ltd.	South Africa
Pitney Bowes SAS	France
Pitney Bowes SBS L.L.C.	Delaware
Pitney Bowes Semco Equipamentos E Servicos Ltda	Brazil
Pitney Bowes Servicios, S.A. de C.V.	Mexico
Pitney Bowes Shelton Realty Inc.	Connecticut
Pitney Bowes (Singapore) Pte Ltd.	Singapore
Pitney Bowes Software (Beijing) Ltd	China
Pitney Bowes Software Canada Inc.	Canada
Pitney Bowes Software Europe GmbH	Germany
Pitney Bowes Software Europe Limited	UK
Pitney Bowes Software GmbH	Germany
Pitney Bowes Software Inc.	Delaware
Pitney Bowes Software K. K.	Japan
Pitney Bowes Software Latin America Inc.	Delaware
Pitney Bowes Software Limited	UK
Pitney Bowes Software Pte Ltd	Singapore
Pitney Bowes Software Pty Ltd	Australia
Pitney Bowes Software SAS	France
Pitney Bowes Svenska Aktiebolag	Sweden
Pitney Bowes (Switzerland) AG	Switzerland
Pitney Bowes (Thailand) Limited	Thailand
Pitney Bowes USVI, Inc.	Virgin Islands
PitneyWorks.com Inc.	Delaware
PitneyWorks.com L.L.C.	Delaware
Print, Inc.	Washington
PrintValue Solutions, Inc.	Arizona
PSI Group, Inc.	Delaware
P. Technical Services Limited	England
Sagent (Malaysia) Sdn Bhd	Malaysia
Sagent UK Limited	UK
Sales and Service Training Center Inc.	Georgia
Secap Technologies Limited	England
Services Integrations Group, L.P.	Delaware
SIG-GP, L.L.C.	Delaware
Technopli SARL	France
The Pitney Bowes Bank, Inc.	Utah
Universal Postal Frankers Ltd.	England
Wheeler Insurance, Ltd.	Vermont
1136 Corporation	Delaware

EXHIBIT (iii)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form

Form	Reference
Form S-8	No. 33-5291
Form S-8	No. 33-4549
Form S-8	No. 33-22238
Form S-8	No. 33-5765
Form S-8	No. 33-41182
Form S-8	No. 333-66735
Form S-8	No. 333-05731
Form S-8	No. 333-132589
Form S-8	No. 333-132590
Form S-8	No. 333-132591
Form S-8	No. 333-132592
Form S-8	No. 333-145527
Form S-3	No. 33-5289
Form S-3	No. 33-5290
Form S-3	No. 33-18280
Form S-3	No. 33-25730
Form S-3	No. 33-21723
Form S-3	No. 33-27244
Form S-3	No. 33-33948
Form S-3	No. 333-72304
Form S-3	No. 33-109966
Form S-3	No. 333-120525
Form S-3	No. 333-122481
Form S-3	No. 333-151753
Form S-3	No. 333-149474

of Pitney Bowes Inc. of our report dated February 26, 2010 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

PricewaterhouseCoopers LLP
Stamford, Connecticut
February 26, 2010

EXHIBIT (31.1)

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Murray D. Martin, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pitney Bowes Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer

EXHIBIT (31.2)

CERTIFICATION PURSUANT TO RULES 13a-14(a) AND 15d-14(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

I, Michael Monahan, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pitney Bowes Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2010

/s/ Michael Monahan
Michael Monahan
Executive Vice President and Chief Financial Officer

EXHIBIT (32.1)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The certification set forth below is being submitted in connection with the Annual Report of Pitney Bowes Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

I, Murray D. Martin, Chairman, President and Chief Executive Officer of the Company, certify that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Murray D. Martin
Murray D. Martin
Chairman, President and Chief Executive Officer
February 26, 2010

EXHIBIT (32.2)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

The certification set forth below is being submitted in connection with the Annual Report of Pitney Bowes Inc. (the "Company") on Form 10-K for the year ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

I, Michael Monahan, Executive Vice President and Chief Financial Officer of the Company, certify that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael Monahan
Michael Monahan
Executive Vice President and Chief Financial Officer
February 26, 2010

Stockholder Information

World Headquarters
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700
203.356.5000
www.pb.com

Annual Meeting
Stockholders are cordially invited to attend the Annual Meeting at 9:00 a.m., Monday, May 10, 2010, at Pitney Bowes World Headquarters in Stamford, Connecticut. Notice of the meeting will be mailed or made available to stockholders of record as of March 18, 2010. Please refer to the Proxy Statement for information concerning admission to the meeting.

10-K Report
Included in this Annual Report to Stockholders is a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed with the Securities and Exchange Commission. This Annual Report contains statements that are forward-looking. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors discussed in the Forward-Looking Statements section of the Form 10-K. The CEO/ CFO certifications required to be filed with the SEC under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The CEO certification required to be submitted to the NYSE pursuant to Section 303A.12(a) of the NYSE Listed Company Manual was submitted on May 21, 2009.

Additional copies of our Form 10-K will be sent to stockholders free of charge upon written request to:
MSC 00-63-02
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Stock Exchanges
Pitney Bowes common stock is traded under the symbol "PBI." The principal market on which it is listed is the New York Stock Exchange. The stock is also traded on the Chicago, Philadelphia, Boston, Pacific and Cincinnati stock exchanges.

Investor Inquiries
All investor inquiries about Pitney Bowes should be addressed to:
MSC 00-63-02
Investor Relations
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Comments concerning the Annual Report should be sent to:
MSC 00-63-03
Marketing Communications
Pitney Bowes Inc.
1 Elmcroft Road, Stamford, CT 06926-0700

Trademarks
Pitney Bowes, the Corporate Logo, Every connection is a new opportunity, AddressRightNow, DM475, IntelliJet, PresortXtra, Production Intelligence, SendSuite and Spectrum are all trademarks owned by Pitney Bowes Inc. All other trademarks are the property of their respective owners.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
PO Box 43078
Providence, RI 02940-3078
Stockholders may call Computershare at (800) 648-8170
www.computershare.com

Stockholder Inquiries
To provide or obtain information concerning transfer requirements, lost certificates, dividends, change of address and other matters, please call: (800) 648-8170, TDD phone service for the hearing impaired (800) 952-9245, for foreign holders (781) 575-2725; or write to the address above.

Dividend Reinvestment Plan
Owners of Pitney Bowes Inc. common stock may purchase common stock, $1 par value, with their dividends through the Dividend Reinvestment Plan. A prospectus and enrollment card may be obtained by calling (800) 648-8170 or by writing to the agent at the address above.

Direct Deposit of Dividends
For information about direct deposit of dividends, please call (800) 648-8170 or write to the agent at the address above.

Duplicate Mailings
If you receive duplicate mailings because you have more than one account listing, you may wish to save your company money by consolidating your accounts. Please call (800) 648-8170 or write to the agent at the address above.

Stock Information
Dividends per common share:

Quarter	2009	2008
First	$ .36	$ .35
Second	$ .36	$ .35
Third	$ .36	$ .35
Fourth	$ .36	$ .35
Total	$ 1.44	$ 1.40

Quarterly price ranges of common stock:

2009 Quarter	High	Low
First	$ 27.46	$ 17.62
Second	$ 26.25	$ 20.71
Third	$ 25.57	$ 20.38
Fourth	$ 26.41	$ 22.44

2008 Quarter	High	Low
First	$ 38.35	$ 32.64
Second	$ 39.39	$ 33.56
Third	$ 39.98	$ 31.20
Fourth	$ 33.44	$ 20.83


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Pitney Bowes Inc.
World Headquarters
1 Elmcroft Road
Stamford, CT 06926-0700
203.356.5000
www.pb.com